As filed with the Securities and Exchange Commission on December 11, 2007

Registration No. 333-144520

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

INTELLON CORPORATION

(Exact name of Registrant as specified in its charter)

DELAWARE	3674	59-2744155
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5100 West Silver Springs Boulevard

Ocala, Florida 34482

(352) 237-7416

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Charles E. Harris

Chief Executive Officer and Chairman of the Board of Directors

Intellon Corporation

5100 West Silver Springs Boulevard

Ocala, Florida 34482

(352) 237-7416

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Trevor J. Chaplick, Esq.

Frank J. Lopez, Esq.

Alak R. Goswami, Esq.

Proskauer Rose LLP

1001 Pennsylvania Avenue, NW

Suite 400 South

Washington, DC 20004-2533

Telephone: (202) 416-6800

Facsimile: (202) 416-6899

	Larissa M. Cochron, Esq. Vice President and General Counsel Intellon Corporation 5100 West Silver Springs Boulevard Ocala, Florida 34482 (352) 237-7416	Julie H. Jones, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7294 Facsimile: (617) 951-7050

Michael A. Woronoff, Esq. Proskauer Rose LLP 2049 Century Park East 32nd Floor Los Angeles, CA 90067-3206

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common stock par value $0.0001 per share	8,625,000	$11.00	$94,875,000	$3,070

(1)	Includes 1,125,000 additional shares of common stock that may be purchased by the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.
(4)	The registration fee of $3,070 has been paid previously in connection with this Registration Statement based on an estimate of the aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 11, 2007

Intellon Corporation

7,500,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Intellon Corporation.

Intellon Corporation is offering 7,500,000 shares in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00. We have applied to have our common stock approved for quotation on The NASDAQ Global Market under the symbol “ITLN.”

See “ Risk Factors” on page 9 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Intellon Corporation	$	$

To the extent that the underwriters sell more than 7,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,125,000 shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2007.

Deutsche Bank Securities

Jefferies & Company

Piper Jaffray

Oppenheimer & Co.

Prospectus dated                     , 2007.

Our largest market is the digital home, or a home enabled with high-speed connectivity among devices such as personal computers and consumer electronics products. We design and sell integrated circuits (ICs) that enable high speed connectivity among these devices over a home’s existing electrical wiring. Our customers incorporate our ICs into powerline-to-Ethernet adapters, which can be used to connect products having Ethernet ports, and in embedded products, where our ICs are incorporated directly into the products. To date, most of our ICs for the digital home have been used in powerline-to-Ethernet adapters to provide connectivity between broadband modems or routers and personal computers, set-top boxes, gaming consoles and other electronic products, through the existing electrical wiring within a home. We do not manufacture the end-user products displayed above.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the “Risk Factors” section beginning on page 9 and our consolidated financial statements and the related notes. Unless the context requires otherwise, the words “we,” “us,” “our” and “Intellon” refer to Intellon Corporation and its consolidated subsidiaries.

Intellon Corporation

Overview

We are a leading fabless semiconductor company that designs and sells integrated circuits (ICs) for high-speed communications over existing electrical wiring. Our ICs enable home connectivity, which is the sharing and moving of content among personal computers and other consumer electronics products in the home. For example, products containing our ICs allow consumers to share video content that has been downloaded to a personal computer from the Internet with a television in another room. Consumer demand for broadband services and the proliferation of digital video, audio and data content are driving the rapidly growing market for home connectivity. We believe our solutions are particularly well-suited to address the challenges of sharing entertainment content throughout the home. Products using our ICs are easy to install and use, and deliver connectivity through electrical outlets across the home. Our newest ICs also meet the performance demands required for the delivery of high-definition video content.

Our largest market is the digital home, which we define as a home enabled with high-speed connectivity among devices such as personal computers and consumer electronics products. In the digital home, our ICs are used in both powerline-to-Ethernet adapters, which can be used to connect products having Ethernet ports, and in embedded products, where our ICs are incorporated directly into the product. To date, most of our HomePlug® IC products have been used in powerline-to-Ethernet adapters to provide connectivity between broadband modems or routers and personal computers, set-top boxes, gaming consoles and other electronic products, through the existing electrical wiring within a home. We also sell our ICs for use in powerline communications applications in electric utility and other commercial markets. In the utility market, our ICs enable various smart grid applications, which help utilities monitor and manage in-home electricity consumption during peak periods. In the commercial market, our ICs enable the distribution of broadband services over existing electrical wiring and coaxial cable to individual units within apartment buildings and other multiple dwelling units.

We believe we are a leader in powerline communications technology, which uses existing electrical wiring as its network medium. We developed and patented the baseline technology behind the initial standard adopted by the HomePlug Powerline Alliance, a global industry group formed to create and promote standards for powerline communications. We introduced the first HomePlug-based IC in 2001, and have since developed several new generations of HomePlug-based ICs. In 2006, we introduced the first HomePlug AV-based IC, which can deliver the quality of service required to support reliable, uninterrupted distribution of standard- and high-definition video among personal computers and consumer electronics products. Our HomePlug-based ICs are based on open technology standards that are designed to enable communication among products from different manufacturers. We have also developed proprietary features and functionality beyond the HomePlug standards, which are designed to better meet specific customer and market requirements.

Our ICs are incorporated into third-party products for sale to retail consumers and service providers. Service providers use our HomePlug-based ICs to provide in-home connectivity for a variety of services, including Internet Protocol Television (IPTV) and broadband distribution as well as movies-on-demand. We sell our ICs directly to original equipment manufacturers (OEMs) and service providers or through original design manufacturers (ODMs) and distributors. Our ICs are currently incorporated into products by over 50 OEMs and used by more than 40 service providers worldwide. As of September 30, 2007, we had shipped more than 19.5 million powerline communications ICs, including over 12.6 million HomePlug-based ICs. We shipped over 5.3 million powerline communications ICs in 2006, an 87% increase over 2005 shipments of 2.9 million powerline communications ICs. Our revenue grew to $33.7 million for 2006 from $16.6 million for 2005 and to $36.6 million for the nine months ended September 30, 2007 from $24.8 million for the nine months ended September 30, 2006. HomePlug-based ICs represented approximately 94% of our revenue for the nine months ended September 30, 2007. We incurred net losses of $7.8 million for 2006 and $4.4 million for the nine months ended September 30, 2007, and our accumulated deficit as of September 30, 2007 was $133.7 million.

Our Markets

We believe we are a leader in our largest and primary market, the digital home, with significant opportunities in the electric utility and commercial markets. In the digital home, the convergence of personal computers and consumer electronics products is driving an increasing need for reliable transmission capacity, known as bandwidth or throughput. Although wireless technologies such as wireless local area networks, or Wi-Fi® LANs, facilitate some aspects of home networking including laptop mobility, we believe that these technologies have limitations and that an additional wired network technology is needed to handle the growing and more demanding multi-media connectivity requirements of the digital home.

The market for home networking and audio/video connectivity in the digital home is experiencing rapid growth driven by the following trends:

•	Increased penetration and use of broadband access across the home and improvements in cable modem and digital subscriber line (DSL) technologies;

•	Growing demand for high-definition video through the introduction of high-definition television (HDTV) technology, digital video recorders (DVRs), set-top boxes and service provider programming; and

•	Convergence of personal computers and consumer electronics products driving the need for Internet sharing and audio/video connectivity in the home.

These trends create challenges that providers of home networking technologies must address. Consumers want home connectivity solutions that are easy to install, reliable and simple to use. We believe consumers also expect solutions that avoid the cost and inconvenience of installing new wires. In addition, consumers want home connectivity solutions that work reliably across the home, rather than just in limited areas. Wi-Fi has been the predominant technology to address these needs; however, using it can be challenging because of range limitations and interference from electrical devices in the home. The proliferation of new media devices and applications within the home has also increased the quality of service requirements consumers expect, which we believe cannot be satisfied with wireless technology.

In the electric utility market, companies seek technology solutions that enable them to increase operating efficiencies, decrease capital expenditures and increase revenue. In the commercial markets, service providers seek more cost-effective ways to distribute content and services within apartment buildings and other multiple dwelling units (MDUs). Customers in the trucking industry require solutions to monitor tractor-trailer truck anti-lock brake systems, a function mandated by the U.S. Department of Transportation.

Our Solutions

We believe our ICs are well-suited to address the rapid growth and challenges of digital home connectivity and offer advantages relative to other wireline and wireless connectivity solutions. For example, powerline-to-Wi-Fi adapters containing our ICs can also be used to create hybrid networks to deliver mobile broadband access to rooms in a house that are not well-served by the wireless signal. Our ICs are used in both powerline adapters, which are add-on accessories that provide powerline connectivity to other products, and embedded products, where the IC is incorporated directly into an end-user product such as a set-top box or home gateway.

Our ICs are designed to provide effective solutions to the challenges in the electric utility market and other commercial markets. Our HomePlug-based ICs enable electric utilities to monitor real-time electricity consumption in their customers’ homes and send signals to limit use of certain appliances during peak demand periods. Our ICs also enable electric utilities to identify outages more quickly and schedule repairs on a preventative basis. Further, our ICs are used to provide No New Wires® communications in the commercial market to distribute Internet, video-on-demand and other services within MDUs. In addition, our ICs provide anti-lock brake system monitoring by communicating over electrical wires between a tractor and a trailer.

We believe that the following competitive strengths will enable us to maintain a leading position in the market for powerline communications ICs:

•

Experience in Powerline Communications.    With over 15 years of experience in powerline communications, we have achieved a significant first-mover advantage and are the first semiconductor company to ship ICs based on several industry specifications, including the Consumer Electronics Bus (CEBus®) powerline specification, the HomePlug 1.0 specification and the HomePlug AV specification.

•

Leadership in Setting Powerline Standards.    We are a founder and current contributor member of the HomePlug Powerline Alliance, a global industry group formed to create and promote standards for powerline communications in and to the home. We invented and patented the baseline technology for the HomePlug 1.0 standard, and we were a major contributor to the baseline technology for the HomePlug AV standard.

•

Technology Advantage.    We have a growing intellectual property portfolio, with 28 issued U.S. patents and 26 pending U.S. patents, with foreign counterparts in some jurisdictions. We have also developed and added proprietary extensions and special features to some of our products to provide feature and performance advantages.

•

Strong Business Relationships.    We have established business relationships with over 50 companies that build or sell products using our ICs, as well as with more than 40 service providers that use products containing our ICs in their customer deployments.

•

Breadth of HomePlug Products.    We are the only semiconductor company to offer a line of three different HomePlug-based ICs targeted at different price/performance points. Our broad product offering enables us to migrate customers to higher performance ICs as their bandwidth and application requirements increase.

Our Strategy

Our objective is to extend our leadership in powerline communications technology and to expand our markets over time to other wireline media. We are pursuing the following strategies to achieve this objective:

•

Extend Our Technology Advantage.    We have been a leader in developing the HomePlug powerline standards and proprietary extensions to these specifications. We intend to extend our leadership by continuing to invest in research and development that enhances our technology and broadens our connectivity capabilities over other home networking media, including coaxial cable and telephone wiring.

•

Increase Our Penetration of the Digital Home Market.    We believe there is opportunity for significant increased adoption of powerline communications, and we intend to continue to increase our penetration of the digital home market by delivering innovative, easy-to-use and cost-effective products.

•

Increase Our Penetration of Other Markets.    We believe there is significant demand for smart grid functionality from electric utility companies and significant opportunity to deliver broadband service to MDUs. We intend to expand our market share by increasing awareness among these target markets.

•

Promote HomePlug Standards and the Intellon Brand.    We intend to increase the awareness, promotion and use of powerline communications, HomePlug standards and the Intellon brand through our own activities as well as by working together with the HomePlug Powerline Alliance, our customers and our strategic partners.

•

Drive Continued Integration and Price/Performance.    We plan to reduce the total solution cost and increase the performance of our products and may decide to combine our powerline communications technology with other intellectual property to create lower-cost, more fully-integrated solutions.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors” beginning on page 9, which you should carefully consider prior to deciding whether to invest in our common stock. For example:

•

We have incurred substantial losses in the past, and we anticipate additional future losses.    We have sustained losses and have not achieved profitability on a quarterly or annual basis. If we fail to increase revenue or manage our expenses, we may not achieve or sustain profitability in the future.

•

We have grown rapidly and if we fail to manage our growth effectively, our business will suffer.    Our growth has placed, and any future growth will continue to place, a significant strain on our management, personnel, systems and financial resources. If we expand our business too rapidly in anticipation of increased demand for our products and this demand does not materialize at the rate we expect, our business could be harmed.

•

We face significant competition and may be unsuccessful against current and future competitors.    The markets for ICs generally, and ICs for powerline communications, in particular, are intensely competitive. We expect competition to increase and intensify as more and larger IC manufacturers enter our markets, which could result in price pressure, reduced profitability and loss of market share.

•

We are subject to order and shipment uncertainties, and differences in our estimates of customer demand and product mix from actual results could negatively impact our inventory levels, sales and operating results.    We have limited visibility into the future customer demand and product mix that our customers will require. Because of this limited visibility, our forecasts of customer demand may be materially different from actual customer demand. If such material differences were to occur they could result in either excess inventory or product shortages and may also lead to revenue and margin forecasts above those we were actually able to achieve.

•

If we fail to develop and introduce new and enhanced products that achieve market acceptance in a timely and cost-effective manner, our operating results and competitive position will be harmed.    Our markets are characterized by rapidly changing technology, evolving and competing industry standards, changing customer needs and intense competition. If our HomePlug-based ICs or our other new and enhanced products do not achieve market acceptance, our business could be materially adversely affected.

•

The average selling price of our products will decrease over their product life cycle. If the selling price reductions are greater than we expect, or if we are unable to effectively offset average selling price erosion, our results of operations may be adversely affected.    We believe that we will be required to continue to reduce the average unit prices of our powerline communications products due to a number of factors. If the cost of our ICs increases the retail cost of our customer’s product to an unacceptable level, the customer will not add a powerline communications solution to the product. A reduction in the average selling price to one of our customers could force us to lower our average selling price to other customers.

Company Information

We were founded and incorporated in the State of Florida in 1989. We reincorporated in the State of Delaware in June 2003. Our principal offices are located at 5100 West Silver Springs Boulevard, Ocala, Florida 34482. Our telephone number is (352) 237-7416. You can access our Web site at www.intellon.com. Information contained on our Web site is not part of this prospectus and is not incorporated in this prospectus by reference.

We have seven registered trademarks including: Intellon, No New Wires, PLC4Trucks, PLC4Trucks and Design, PowerPacket, Spread Spectrum Carrier and SSC.

The Offering

Total common stock offered	7,500,000 shares

Common stock to be outstanding after this offering	29,945,227 shares

Use of proceeds

We intend to use the net proceeds from this offering for working capital, for capital expenditures and for other general corporate purposes. We may also use a portion of our net proceeds to fund potential acquisitions. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	ITLN

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 22,445,227 shares outstanding as of September 30, 2007 and excludes:

•	1,154,140 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $7.22 per share;

•	324,504 shares of common stock reserved for future issuance under our 2000 Employee Incentive Plan;

•	5,487 shares of common stock reserved for future issuance under the Intellon Corporation Director Stock Plan;

•	1,941,415 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan;

•	647,138 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan;

•	320,925 shares of common stock issuable upon the exercise of outstanding warrants to purchase our redeemable convertible preferred stock, at a weighted-average exercise price of $2.95 per share; and

•	the accrual of dividends after September 30, 2007 on our outstanding shares of preferred stock.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	a 5.4665-for-1 reverse split of our common stock that was effected on November 21, 2007, shall be given effect for all prior periods;

•

the conversion, in accordance with our certificate of incorporation, of all our shares of outstanding redeemable convertible preferred stock, including dividends accrued through September 30, 2007, into 19,403,900 shares of our common stock and the conversion of outstanding warrants to purchase 320,925 shares of our redeemable convertible preferred stock into warrants to purchase 320,925 shares of our common stock immediately prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to 1,125,000 additional shares; and

•	the adoption of our amended and restated certificate of incorporation and bylaws that will occur immediately prior to the completion of this offering.

SUMMARY HISTORICAL FINANCIAL DATA

You should read the summary historical financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The consolidated statement of operations data for each of the three years ended December 31, 2004, 2005 and 2006 as well as the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared this unaudited financial information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)
				(unaudited)

Consolidated Statement of Operations Data:
Revenue	$12,501	$16,576	$33,718	$24,783	$36,607
Cost of revenue	7,465	9,494	18,968	14,279	20,288

Gross profit	5,036	7,082	14,750	10,504	16,319
Cost of operations:
Research and development	10,021	11,945	10,817	7,424	11,360
Sales and marketing	4,034	5,274	7,194	5,174	6,477
General and administrative	2,206	2,756	5,089	3,622	3,734
Amortization of intangible assets	1,022	74	44	27	36

Operating loss	(12,247)	(12,967)	(8,394)	(5,743)	(5,288)

Other income (expense):
Interest income	152	524	637	495	787
Interest expense	—	(61)	(61)	(43)	(107)
Other	15	(12)	21	24	(6)

Total other income	167	451	597	476	674

Loss before income tax benefit	(12,080)	(12,516)	(7,797)	(5,267)	(4,614)
Income tax benefit	—	—	—	—	231

Net loss	(12,080)	(12,516)	(7,797)	(5,267)	(4,383)
Preferred stock dividends / accretion of redeemable preferred stock	(9,461)	(4,970)	(5,307)	(3,886)	(5,233)

Net loss attributable to common shareholders	$(21,541)	$(17,486)	$(13,104)	$(9,153)	$(9,616)

Net loss attributable to common shareholders per common share:
Basic and diluted	$(36.47)	$(19.41)	$(9.19)	$(7.22)	$(4.43)

Weighted-average number of shares used in per share calculations:
Basic and diluted	592	901	1,428	1,272	2,183

	As of December 31,		As of September 30,
	2005	2006	2007
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,981	$24,978	$13,117
Total current assets	22,987	34,922	32,379
Total assets	26,505	38,519	37,593
Total current liabilities	4,881	7,453	10,048
Total redeemable convertible preferred stock	63,040	85,333	90,566
Shareholders’ deficit	(42,107)	(54,498)	(63,534)

The summary consolidated balance sheet data as of September 30, 2007 is presented:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all of our outstanding preferred stock, including dividends accrued through September 30, 2007, into 19,403,900 shares of our common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis to further reflect the receipt by us of net proceeds of $67.75 million from the sale of the 7,500,000 shares of common stock offered by us in this offering at an assumed public offering price of $10.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$13,117	$13,117	$80,867
Total current assets	32,379	32,379	100,129
Total assets	37,593	37,593	105,343
Total current liabilities	10,048	10,048	10,048
Total redeemable convertible preferred stock	90,566	—	—
Shareholders’ equity (deficit)	(63,534)	27,545	95,295

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business and Industry

We have incurred substantial losses in the past, and we anticipate additional future losses.

We have sustained losses and have not achieved profitability on a quarterly or annual basis. We incurred net losses during 2006 and 2005 of $7.8 million and $12.5 million, respectively, and our accumulated deficit as of September 30, 2007 was $133.7 million. We incurred net losses of $4.4 million and $5.3 million for the nine months ended September 30, 2007 and 2006, respectively. We expect to incur operating losses in the future due to expenses from the continued development and expansion of our business, including hiring personnel for sales and marketing and research and development. We will also incur substantial additional costs related to being a public company. If we fail to increase revenue or manage our expenses, we may not achieve or sustain profitability in the future. As a result, our business could be harmed, and our stock price could decline.

We have grown rapidly and if we fail to manage our growth effectively, our business will suffer.

Although we commenced operations in 1989, we recently have experienced a period of significant growth and expansion. Our revenue grew to $33.7 million for 2006 from $16.6 million for 2005. In addition, our operating expenses increased to $23.1 million for 2006 from $20.0 million for 2005. Our growth has placed, and any future growth will continue to place, a significant strain on our management, personnel, systems and financial resources. We anticipate that we will continue to expand our workforce and increase our operating expenses through internal growth as well as through potential acquisitions. If we expand our business too rapidly in anticipation of increased demand for our products and this demand does not materialize at the rate we expect, the rate of our increased operating expenses could exceed our revenue growth and increase our operating losses. If we are unable to manage our growth effectively, our business could be harmed.

Our operating results may fluctuate significantly due to a number of factors that could adversely affect our business and our stock price.

Historically, our operating results have fluctuated and are likely to fluctuate from quarter to quarter in the future. These fluctuations are due to a number of factors, including:

•	the level of and fluctuations in demand for our integrated circuits (ICs) by our customers and our associated revenue;

•	the product mix and related gross margins of our sales;

•	the timing and amount of our research and development expenditures;

•	delays or other problems in the introduction of our new products;

•	the availability and pricing of the third-party products and services we use to manufacture, test and assemble our ICs; and

•	the highly cyclical nature of the semiconductor industry.

As a result, it is difficult for us to accurately forecast our revenue and results of operations on a quarterly basis, and you should not rely upon quarter-to-quarter or year-over-year comparisons to predict our future financial performance. If we fail to meet investors’ or analysts’ expectations, our stock price could decline, rapidly and without notice.

We are subject to order and shipment uncertainties, and differences in our estimates of customer demand and product mix from actual results could negatively impact our inventory levels, sales and operating results.

Our revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. We historically have not experienced significant backlog of customer orders for our ICs. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. Our products are manufactured according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimate. We have limited visibility into the future customer demand and product mix that our customers will require, which could adversely affect revenue forecasts and margins. Moreover, because the markets for powerline communications technologies are relatively new, many of our customers have difficulty accurately forecasting their own product requirements, as well as difficulty accurately estimating the timing of their new product rollouts (which ultimately affects their demand for our ICs). Historically, because of this limited visibility, actual results have been different from our forecasts of customer demand, and some of these differences have been material, leading to excess inventory or product shortages and revenue and margin forecasts above those we were actually able to achieve. Such differences may occur in the future, and the adverse impact of these differences in actual results from forecasts could grow if we are successful in selling a much larger number of ICs to some customers. In addition, the rapid progress of innovation in our industry could render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that would adversely affect our business, operating results and financial condition. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, potentially lose market share and damage our customer relationships. In addition, any significant future cancellations or deferrals of product orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our profit margins, increase our product obsolescence and restrict our ability to fund our operations.

We face significant competition and may be unsuccessful against current and future competitors.

The markets for ICs generally, and ICs for powerline communications in particular, are intensely competitive. We expect competition to increase and intensify as more and larger IC manufacturers enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially adversely affect our business, revenue and operating results.

As several technologies enable communications for high-bandwidth home networking applications, we compete with suppliers of ICs based on powerline, other wireline and wireless technologies. Our primary powerline competitors include Afa Technologies, Inc., Arkados Group Inc., Conexant Systems, Inc. and Maxim Integrated Products Inc., which build HomePlug-based ICs, and Design of Systems on Silicon (DS2) and Panasonic, which build ICs based on incompatible non-HomePlug powerline communications technologies. Because they use different technologies but share the same electrical wire, powerline communications solutions based on different standards do not interoperate and will cause interference that will prevent the systems from coexisting effectively. We expect to have powerline competition from Gigle Semiconductor, and increased powerline competition from SiConnect Limited, Spidcom Technologies S.A. and Xeline Co., Ltd., in the future. We compete with most of these companies in the use of powerline communications technology over coaxial cable and telephone wiring as well as powerlines. We face competition from a large number of companies that offer other wireline and wireless communications ICs based on various technologies, including Atheros Communication Inc., Broadcom Corporation, Conexant Systems Inc., Coppergate Communications, Ltd., Entropic Communications, Inc., Intel Corporation, Marvell Technology Group Ltd., Pulse-Link, Inc., Realtek Semiconductor Corp. and Texas Instruments Incorporated. Any of these companies as well as others could also decide to offer powerline communications ICs in the future. We also face competition from companies that provide enabling technology for applications related to the management of electrical distribution systems that can be monitored remotely, known as smart grid, and the use of powerline technology to provide Internet access to homes over neighborhood powerlines, known as broadband over powerline. Our primary competitor for sales of ICs for utility applications is DS2. We also face competition from systems providers who have developed proprietary utility communications technology including fixed wireless over private and public networks, powerline, other wireline and hybrid networks that utilize wireless, powerline and/or other wireline technologies. These competitors include Esco Corporation, Echelon Corporation and Cellnet Technology, Inc. We expect to face competition from new and emerging companies that may enter our existing or future markets and from companies that acquire our competitors who may have financial, sales, marketing, manufacturing, distribution, technical and other resources that exceed our own.

Many of our competitors and potential competitors have longer operating histories, greater resources, greater name recognition, more extensive product offerings, a larger customer base, longer relationships with customers and distributors and lower wafer and supply chain costs than we do. As a result, they may be able to respond more quickly to customer requirements, devote greater resources to the development, promotion and sales of their products and influence industry acceptance of their products better than we can. Our competitors may also own or have better access to complementary technologies that can be integrated into system-on-a-chip devices that offer lower cost implementation of powerline communications. These competitors may also be able to adapt more quickly to new or emerging technologies or standards and may be able to deliver products with performance comparable or superior to that of our products at a lower cost.

If we fail to develop and introduce new and enhanced products that achieve market acceptance in a timely and cost-effective manner, our operating results and competitive position will be harmed.

Our markets are characterized by rapidly changing technology, evolving and competing industry standards, changing customer needs and intense competition. Our future success will depend on our ability to anticipate and adapt to changes in technology and customer demand in a timely and cost-effective manner, particularly by developing and introducing new products and product enhancements that offer a lower total solution cost to the customer. Our product development efforts, including those for our HomePlug AV-based ICs, require substantial research and development expense. Our research and development expenses were approximately $10.8 million and $11.9 million in the years ended December 31, 2006 and 2005, respectively. In the future, it may be necessary for us to acquire complementary technologies, licenses and designs to create new and enhanced products and to be able to integrate our IC designs or technology into system-on-a-chip devices. We may experience unexpected delays in developing and introducing new products and product enhancements. These delays not only may adversely impact the timing of the introduction of new products and product enhancements, but they may also shift the associated product development expenses from one reporting period into another and, as a result, create unexpected differences in anticipated operating expenses. The risk of these delays and expense shifts may be exacerbated by the use of independent contractors and vendors who fail to deliver on time. If we fail to meet investors’ or analysts’ expectations regarding operating expenses, our stock price could be negatively impacted. In addition, our HomePlug AV-based ICs or any of our future products may not achieve market acceptance. We began shipping the first and second generations of our newest products, our HomePlug AV-based ICs, in the second quarter of 2006 and the second quarter of 2007, respectively, and we have sold a relatively low volume of these ICs compared to sales of our earlier generation HomePlug 1.0-based ICs, which were first introduced in 2001. If our HomePlug AV-based ICs or our other new and enhanced products do not achieve market acceptance, we may not earn an acceptable return on our research and development or technology acquisition expenditures, and we may be unable to maintain or increase our revenue, either of which could materially adversely affect our business and result in a decline in our stock price.

The average selling price of our products will decrease over their product life cycle. If the selling price reductions are greater than we expect, or if we are unable to effectively offset average selling price erosion, our results of operations may be adversely affected.

Historically, and consistent with trends in the IC industry generally, the average selling price of our products has decreased over their product life cycle. We believe that we will be required to continue to reduce the average unit prices of our powerline communications products due to a number of factors, including competitive pricing pressures and product bundling, new product introductions and the future introduction of system-on-a-chip devices that include powerline communications and other technologies. Moreover, if the cost of our ICs increases the retail cost of our customer’s product to an unacceptable level, the customer will not add a powerline communications solution to the product, regardless of whether our ICs are priced competitively. In products where powerline communications is the second or third communications technology (for example, after Ethernet and wireless capabilities), we face particularly strong pricing pressure with respect to our products. A reduction in the average selling price to one of our customers could force us to lower our average selling price to other customers, both as a result of competitive factors and as a result of most favored nation pricing commitments to certain customers.

In order to broaden the market acceptance of our products, we have entered into and in the future may enter into licensing and joint venture arrangements, which may require us to incur substantial development costs, result in reduced product revenue, lower gross margins on our products and tie the success of our products to the success of our collaborators in marketing their products.

Pricing pressures and business strategies may lead us to seek to enter into licensing or joint venture arrangements designed to increase the penetration of our HomePlug-based powerline communications solutions into high-volume applications, particularly price-sensitive products, such as personal computers, home gateways or routers, that we believe would expand the market for our ICs in other products. For example, in June 2005, we entered into a technology collaboration and license agreement with Intel Corporation that provides, among other things, for most favored pricing and supply terms for our HomePlug AV-based products and for an option to license from us a HomePlug AV-based IC design and, if we either then have or own (or then have commenced or later commence work on), a related analog front-end IC design, for use in Intel microprocessors, chipsets and platforms at Intel’s sole discretion on a worldwide basis, either royalty-free or royalty-bearing, depending on product application. The license option is only exercisable under certain circumstances and does not permit Intel to use the designs licensed in an IC product having communications over powerlines and/or coaxial cable as its primary purpose or communications over wireless and over powerlines and/or coaxial cable as its primary purpose. Further, Intel may not distribute Intel products incorporating the licensed HomePlug AV design until Intel or Intel customers using certain Intel personal computer reference designs first purchase from us a certain volume of our HomePlug AV-based ICs. There is no assurance that Intel will exercise its option. Even if Intel exercises its option, it may not be able to successfully market and sell products incorporating our designs, and accordingly, our license of our designs to Intel may not expand the market for our ICs in other products. The agreement expires in June 2010, but can be renewed upon the mutual consent of the parties. Either party may terminate the agreement upon default and failure to cure by the other party, and in the event of such termination, the non-defaulting party may revoke the grant of license rights to the defaulting party.

Our licensing and joint venture arrangements could include licensing our HomePlug-based designs for use in third-party system-on-a-chip solutions that include other communications, interface or home gateway technologies. The royalty income, if any, we would derive from these arrangements would be substantially less than our expected dollar value of gross profits from the sale of an equivalent volume of ICs, and there is no assurance that we would derive enough revenue from the sale of our ICs for use in other products to make the licensing arrangement successful from the standpoint of our overall business. These third-party arrangements may require us to grant certain important rights to third parties, including exclusive rights to one or more of our IC designs and issuance of warrants or other securities. In addition, we have entered into, and from time to time in the future may be required to enter into, licenses and covenants that could limit our ability to initiate patent infringement actions against third parties, including third-party collaborators, their customers, distributors, agents and contractors. Packaging our designs for use in these arrangements would require us to incur substantial development costs with no certainty we would recover these costs. Implementing the arrangements would also involve substantial risks that we have not faced before, including converting our design for use in the system-on-a-chip device and being reliant on our third-party partner for the integration, production, marketing and sale of the resulting product. There is no assurance that we would be successful in entering into or implementing any such arrangement.

We have limited experience in applying our powerline communications technology to other media, such as coaxial cable and telephone wiring, and if we are unsuccessful in our efforts to do so, our business could be harmed.

Although some service providers are using our powerline ICs for communications over coaxial cable and telephone wiring, we intend to continue to evaluate whether we can successfully extend the use of our powerline communications technology and ICs to these other media. We do not currently derive a significant portion of our revenue from these applications. We have far less experience with these other media than we have with powerline communications. As a result, we may be unable to gain, or may need to incur significant costs in order to obtain, the necessary experience and expertise required to apply our powerline communications technology to these other media. In pursuing this business, we will be competing with companies that have substantially greater experience with, and technologies specifically designed to optimize communications over, these other media. In addition, some applications of our products on these other media may interfere with other technologies that use the same wires, such as Data Over Cable Service Interface Specification (DOCSIS) or Very High Speed Digital Subscriber Line (VDSL) protocols, potentially making commercialization of these applications impractical.

HomePlug powerline communications solutions for our digital home, utility and commercial markets may not gain widespread acceptance, which could materially adversely affect our business.

During the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2007, approximately 85%, 75%, 72% and 94% of our revenue, respectively, was derived from the sale of HomePlug-based ICs primarily used in retail and service provider-specified applications for home connectivity, which is the sharing and moving of content among personal computers and other consumer electronics products in the home. The home connectivity market is currently dominated by wired Ethernet and wireless local area networks, or Wi-Fi LAN, technologies. The powerline communications and networking market is relatively new and lacks broad consumer market awareness and acceptance. Powerline communications generally, and the HomePlug standards in particular, face competition from other wireline communications technologies as well as Ethernet and wireless technologies. Among the competing technologies, including coaxial cable, Ethernet, phone line, wireless and non-HomePlug powerline, many are actively supported by larger companies and by various alliances, and some offer features that HomePlug powerline communications products cannot provide. Some of these competing communications technologies have a longer history of availability and have become integrated within products offered by service providers and technology leaders in the personal computer and consumer electronics markets, and therefore have gained greater market acceptance and have the benefit of higher economies of scale associated with larger product volumes. To help advance the establishment of the HomePlug standards and accelerate the growth and adoption of our HomePlug-based products, we rely on formal and informal relationships with technology leaders in the personal computer, consumer electronics and service provider markets. If we are unable to maintain these relationships and form others and these technology leaders fail to promote the advantages of the HomePlug standards and our HomePlug-based ICs, our solutions could fail to achieve widespread market adoption. If HomePlug powerline communications technology does not achieve widespread market acceptance in the digital home, utility or commercial markets, there may be less demand or no demand for some of our products, causing our business to suffer and our stock price to decline.

Our business is highly dependent on the expansion of new and rapidly evolving segments of the consumer electronics and service provider markets and our ability to have our ICs embedded into products in these markets. Our business could be harmed if this expansion does not continue or if our products fail to gain market acceptance in embedded applications.

We derive a substantial portion of our revenue from the sale of our ICs for use in adapters that enable communication across existing powerlines in the home. In the future, we expect to derive a substantial portion of our revenue from selling ICs that are embedded into consumer electronics and service provider products, such as broadband gateways, internet protocol (IP) video set-top boxes, connected media players, digital media adapters (DMAs), digital video recorders (DVRs) and high-definition televisions (HDTVs), among others. Our ability to sustain and increase revenue is in large part dependent on the continued growth of these new and rapidly evolving markets and on our ability to have our ICs embedded into products in these markets. Many factors could slow or prevent the expansion of these markets, including general economic conditions, other competing technologies and products and insufficient interest in new technology innovations. In addition, even if these markets expand, manufacturers of products in these markets may not choose to embed our ICs in their own products, but rather may adopt communications solutions from our competitors. Moreover, market acceptance of the products of manufacturers that do embed our ICs may not occur at all or as quickly as expected. In any such case, our business could be materially and adversely affected.

If our customers do not design our products into their product offerings or if our customers’ product offerings are delayed or are not commercially successful, our revenue and operating results will be adversely affected.

Our powerline communications products are not sold directly to end-users but are used as components in the products developed and sold by others. We sell our products directly or indirectly through resellers to original equipment manufacturers (OEMs) and service providers, which include our ICs in their products, and to original design manufacturers (ODMs), which include our ICs in the products they supply to OEMs and service providers. Our products are generally incorporated into our customers’ products in the early stages of their development after an evaluation of our and our competitors’ products. As a result, we rely on OEMs and service providers to specify our products into the products they sell, which we refer to as a design win. Without these design wins, we would not be able to sell our products and our business would be materially and adversely affected. We often incur significant expenditures on the development of a new product without any assurance that an OEM or service provider will specify our product into its products. Once an OEM or service provider specifies a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. This is especially true for applications where the IC is embedded into a personal computer or consumer electronics product. Furthermore, even if an OEM designs one of our products into its product offering, we cannot be assured that its product will be commercially successful, that we will receive any revenue from that OEM or that a successor design will include one of our products. The timing and amount of our revenue depends on the ability of the OEMs who use our ICs to develop, market, produce and ship products incorporating our technology, a process over which we have no control. Any decline in the sales of OEM products that use our ICs would decrease our revenue. If our customers experience delays in completing one of their products or if they are unsuccessful in commercializing a product, they would likely postpone or terminate their purchase of our ICs for that product, which would cause our sales to decrease. Moreover, because our IC is only one component included in the products sold by our customers, our customers must obtain the other components needed to complete their products from third parties. Some of these other components may have long lead times or be changed or discontinued, which could delay shipment or require redesign of the affected customer product, any of which would delay or reduce our revenue.

As we rely on a limited number of third parties to manufacture, assemble and test our IC products and to supply required parts and materials, we are exposed to significant supplier risks.

As a fabless semiconductor company, we do not maintain our own manufacturing, assembly or testing facilities. Instead, we rely on a limited number of third-party vendors to manufacture, assemble and test the products we design. We currently use one wafer foundry to manufacture our HomePlug-based wafers and another wafer foundry to manufacture our command and control wafers. We use only a limited number of principal subcontractors for the assembly and testing of our ICs. In addition, our third-party vendors that test our products often utilize third-party test equipment. As we rely on these vendors and their use of third-party test equipment, we have less control over quality assurance, delivery schedules and costs, which could result in product shortages and increased costs. The production of our ICs for powerline communications requires a wide range of parts and materials, which our foundry partners currently procure from domestic and foreign sources. In some cases, we rely on a sole source for certain components, including the third-party analog front-end devices used in some of our HomePlug AV-based products. If any of our third-party vendors fails to provide us in a timely manner with the products and services we request, fails to meet the standards we require or terminates its relationship with us, we may be unable to obtain replacement services to fill customer orders in a timely manner and our relationships with our customers and our sales could suffer.

As we do not have long-term supply contracts with our third-party vendors, they are not obligated to provide the products and services we request for any specified period, in any specific quantities or at any specific price, except as provided in each purchase order we submit. As a result, our third-party vendors may allocate their resources to other customers’ projects and reduce efforts for our products on short notice. If our third-party vendors enter into long-term agreements with other customers, these vendors may decrease their services to us on a more permanent scale. Our supplier risk is also significant due to the general cyclicality of the semiconductor industry. As demand for ICs increases, our suppliers could allocate resources to larger customers and we could face shortages, longer delivery cycles and higher supply costs. In any case, it may be difficult for us to develop relationships with other third-party vendors who are able to satisfy our production and supply requirements, and it can take several months to qualify a new services provider. Changes in providers may also require the affected ICs to go through re-qualification testing and customer approvals, adding further delay and potential for our customers to cancel orders or fail to place new orders. In addition, because many of the design libraries used in the design of an IC may be specific to a particular wafer foundry or foundry process, the change from one foundry or foundry vendor to another may require us to redesign all or part of the affected IC, which could take approximately 6 to 15 months, and to incur the costs of new IC masks, which can be substantial, particularly for lower process geometries. Furthermore, if we are unable to obtain the parts and materials necessary for our operations in a timely manner and on favorable terms, we would incur substantial costs and our business and financial results may be adversely affected.

The development of new industry standards may cause our products to become uncompetitive or obsolete and force us to incur substantial development costs and time to bring new products to market.

Although most of the transceiver ICs we sell are based upon the HomePlug 1.0 and HomePlug AV specifications adopted by the HomePlug Powerline Alliance, the HomePlug Powerline Alliance could adopt changes to these specifications or adopt new or additional specifications that would require us to make changes to our ICs or to create new ICs in order to comply with the new specifications. The HomePlug Powerline Alliance has grown to over 80 companies and includes some of our competitors that have developed or may in the future develop technology competitive to ours that could be included in future HomePlug specifications. Other groups that have more international recognition as independent standards bodies, such as the Institute of Electrical and Electronics Engineers (IEEE) and the International Telecommunication Union (ITU), are working on the adoption of powerline and wireline communications standards that may be different from and incompatible with the specifications adopted by the HomePlug Powerline Alliance and used by our products. Standards organizations sometimes take years to reach agreement on new final specifications and may be unable to do so, even when a baseline technology for a proposed specification is selected early in the adoption process. If one or more of these organizations were to release a final specification, or select a baseline technology for a proposed future specification, based upon a competing powerline communications technology, this action could have a material adverse effect on our business. For example, in September 2007, HomePlug and Panasonic merged their respective technical proposals to the IEEE P1901 standards work group on powerline communications and submitted joint proposals covering in-home and access applications that would allow future products based on the joint proposals to be interoperable with existing HomePlug AV and Panasonic powerline communications products. The joint proposals provide for a single media access control layer and the flexibility to support either the HomePlug AV or the Panasonic physical layer. Under this approach, future ICs based on the joint proposals would use either one or the other physical layers and would interoperate with other future products using the same physical layer as well as with existing products based on the same physical layer. Future products using different physical layers would coexist but not interoperate. In October 2007, the P1901 work group voted to support the HomePlug/Panasonic joint proposals for in-home and access applications over competing proposals. This action is only one step in the process of developing possible IEEE standards on powerline communications. Although we support and have participated in creating the joint proposals, we are unable to predict whether either the in-home or the access joint proposal will be adopted by the IEEE or, if either or both are adopted, whether the final specification for the respective proposal, or subsequent changes to the specification, will require us to make changes to our existing ICs or to IC designs we have in progress. In addition, other industry associations formed to promote powerline communications, such as the Universal Powerline Association and the Consumer Electronics Powerline Communication Alliance (CEPCA), have already established their own specifications for powerline communications or the coexistence among powerline communications products, and these specifications conflict with the specifications adopted by the HomePlug Powerline Alliance. The adoption of new or different powerline communications standards by the HomePlug Powerline Alliance, other powerline alliances or more established global standards bodies could make our products uncompetitive or obsolete and cause us to incur substantial development costs to adapt to new or alternative industry standards, particularly if the new or alternative standards were to receive greater penetration in the marketplace than the HomePlug-based specifications used by us for our ICs. The time and expense required for us to develop new products or change our existing products to comply with new industry standards would be substantial, and there is no assurance that we would be successful in doing so.

Our use of standards-based technology reduces the value of our intellectual property and exposes us to additional competition.

As we believe that some of our customers and potential customers prefer to use powerline communications ICs that are based on industry standards rather than proprietary technologies, we have in the past elected, and may in the future elect, to base our powerline transceiver ICs on specifications approved by standards bodies or industry alliances and to have our intellectual property included in these specifications. The applicable standards bodies and alliances, including the HomePlug Powerline Alliance, typically require that participating companies license their necessary patent claims on non-exclusive, reasonable and non-discriminatory terms to other members, including competitors, who elect to produce products compliant with the applicable standard. For example, as a contributor member of the HomePlug Powerline Alliance, we are obligated to license our necessary patent claims on non-exclusive, reasonable and non-discriminatory terms to other HomePlug Powerline Alliance members, including competitors, who elect to produce products compliant with the HomePlug 1.0 and HomePlug AV specifications, as well as any future HomePlug specifications, to the extent that the necessary claims are needed to allow compatibility of a product based on the future specification to HomePlug 1.0 or HomePlug AV. We have similar obligations with respect to the necessary claims relating to our command and control ICs. If we are successful in having our intellectual property included in additional industry standards, the scope of these licensing obligations could increase. These obligations to license our necessary patent claims may allow our competitors to use our patents to develop and sell products that compete with our products without spending the time and expense that we incurred to develop the technology covered by the patents, thereby potentially reducing any time to market advantage we might have as a result of these patents. These obligations also substantially restrict and may eliminate our ability to use our patents as a barrier to entry or as a significant source of revenue. Moreover, because the specifications for these industry standards are generally available to members of the applicable standards bodies and alliances for little or no cost, competitors can more easily create ICs that compete with our products.

We depend upon a small number of customers for a significant portion of our revenue, and the loss of, or significant reduction or cancellation in sales to, any one of these customers could adversely affect our operations and financial condition.

We have derived a significant portion of our revenue from a small number of OEM and reseller customers, and we expect such customer concentration to continue for the foreseeable future. For the years ended December 31, 2006 and 2005, sales to our two largest customers accounted for approximately 35% and 40% of our total revenue, respectively. In 2006, devolo AG, an OEM, and Lumax International Corporation, a distributor, accounted for approximately 19% and 17% of total revenue, respectively. In 2005, Lumax International Corporation and Universal Electric GMBH, both distributors, and devolo AG accounted for approximately 22%, 17% and 16% of our revenue, respectively. Our customer concentration may increase in future periods if we are successful in adding new customers who buy our ICs in substantially higher volumes than our existing customers. As a result, the loss of any large customer, a significant reduction in sales we make to them, any cancellation of orders they have made with us or any failure to pay for the products we have shipped to them could materially and adversely affect our results of operations and financial condition. We may not be able to maintain or increase sales of our products to these customers for a number of reasons, including, but not limited to the following:

•	our customers typically purchase from us based on a purchase order rather than an agreement that requires them to purchase minimum quantities of our products;

•	our customers can stop incorporating our products into their own products with limited notice to us and with little or no penalty;

•	our customers may use our competitors’ products instead of ours;

•	our customers may be unsuccessful in selling the products that use our ICs; or

•	we may be unsuccessful in providing the ICs or customer enablement support that our customers require to meet their volume targets.

The sales cycle for our products is long and requires expenditures and the development of new products in advance of sales that may or may not be realized when anticipated, if at all.

Our customers generally take a considerable amount of time to evaluate our HomePlug-based ICs before purchasing. The typical time from early engagement by our sales force to actual product introduction typically runs 6 to 12 months for adapter products to as much as 12 to 30 months for embedded consumer electronics products and products used by service providers and electric utilities. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales. Additionally, while our sales cycles can be long, our average product life cycles tend to be short because we operate in a rapidly changing technology environment. As a result, the resources devoted to product sales and marketing may not generate material revenue for us, and from time to time, we may need to write off excess and obsolete inventory. In addition, we typically are required to incur substantial development costs in advance of a prospective sale with no certainty that we will recover such costs. A substantial amount of time may pass between the selection of our technology for use in a customer’s product and the generation of revenue related to the expenses previously incurred, which can potentially cause our operating results to fluctuate significantly from period to period. In addition, if we do not generate revenue after we have incurred substantial expenses to develop any of our products, our business will suffer.

We derive a portion of our revenue from sales of our ICs to customers in the utility market, and our business could be materially adversely affected if we are unable to maintain or grow our sales in this market.

While we only derived a limited portion of our revenue from sales of our ICs to customers in the utility market in 2006, we expect to continue sales of our ICs to customers in this market. These customers use our ICs in smart grid and broadband over powerline applications. Although electric utilities are conducting field trials and limited deployments of these applications, the number of volume commercial deployments is low. Our ability to maintain and increase revenue in the utility market depends upon both the growth of the utility market and our competitive position within such market. We have fewer strategic and customer relationships in the utility market than we have in the digital home market. The growth of smart grid management and broadband over powerline applications will depend upon a number of factors, including a favorable utility regulatory environment that allows the cost of smart grid systems to be funded by the utility’s rate base and the development of new third-party products and services necessary to commercialize these applications. In addition, the sales cycle for utility customers is typically long. If demand for these applications in the utility market does not grow or we are unable to increase our revenue within the market, our business could be materially and adversely affected. We may also need to make changes to our existing products for our utility business to be successful. The HomePlug Powerline Alliance is working on a proposed broadband over powerline specification that uses HomePlug AV as the baseline technology with a number of enhancements to better meet smart grid and broadband over powerline requirements. If we are unsuccessful in tailoring our existing products or creating new products to meet the needs of our customers in the utility market, we will be unable to grow or maintain our sales in this market.

Powerline technology is subject to significant technical challenges that may make it difficult for us to meet future market requirements.

The use of existing electrical wiring as a method for reliable communications is technically challenging. Powerlines are subject to interference, or noise, and the amount and type of noise varies significantly. Simple household products, such as cell phone chargers, power supplies, halogen lights, compact florescent lights and hair dryers, can all create noise that can have a serious adverse effect on the quality of powerline communications. The operation of other large electrical devices such as refrigerators and air conditioning units can also have an adverse effect. Powerline communications are also subject to signal reduction, or attenuation, based on the length of the wiring paths and the presence of other devices including arc fault circuit interrupters (AFCIs) and surge protectors. The U.S. National Electrical Code requires AFCIs for newly installed bedroom outlets and, in the future, may require AFCIs for all newly installed outlets. AFCIs from certain manufacturers may cause attenuation. In addition, attenuation may be caused by surge protectors which block the communications signal from a powerline adapter or other product that is plugged into the surge protector. The instructions to HomePlug-enabled products generally instruct customers to plug the devices into surge protectors designed to pass the HomePlug signal or directly into electrical outlets (as most HomePlug-based adapters and other product designs include surge protection circuitry). However, end users may experience unacceptable results if they fail to follow these instructions. The degree to which household products and devices such as AFCIs and surge protectors adversely impact the performance of our products depends on a large number of factors, including the number and combination of devices creating noise or attenuation in a home, the timing, spectrum and extent of the noise and the throughput required for the specific powerline connectivity application.

Although the HomePlug technologies provide solutions to many of these challenges, powerline remains a more difficult medium than competing technologies such as Ethernet and coaxial cable LANs. As a result, powerline communications may be unable to provide the reliable data transmission capacity, or throughput, required by some customers and may be an ineffective connectivity solution in some environments. Unlike other communications such as Wi-Fi and some coaxial cable LANs, which offer multiple channels, powerline technology to date has generally been limited to a single channel, making it difficult to increase throughput by adding additional channels. The lack of multiple channels presents challenges in multiple dwelling unit (MDU) environments, as the powerline signal from one apartment may bleed into an adjacent apartment. Although security routines may prevent any misuse of content between the units, the total transmission capacity, or bandwidth, must be shared on some basis. As the use of powerline communications increases, the potential need for sharing will become greater. The technical solutions for this sharing have not been fully resolved. Even if the technical requirements for sharing are developed, the shared bandwidth available to each unit could reduce performance to unacceptable levels. The lack of multiple channels also creates challenges when incompatible powerline technologies are used in the same home or in MDUs or other environments where the respective incompatible products can interfere with each other. When this occurs, all of the incompatible powerline communications products may be unable to provide a satisfactory consumer experience.

We may be required to apply significant human and financial resources to evaluate and address these technical challenges. These efforts and expenditures could be substantial with no certainty that we would be able to develop a solution. If we are unsuccessful, our ability to maintain or attract new customers may be adversely affected and our ability to grow our business may be harmed. Also, concerns about the uncertain and adverse effects of incompatible powerline communications products may persuade service providers, utilities and personal computer and consumer electronics manufacturers not to adopt powerline communications or embed powerline communications ICs into their products. HomePlug-based ICs do not coexist effectively with powerline communications ICs based on other standards, such as those made by DS2 and Panasonic. If a major service provider, utility or other major customer were to adopt a powerline communications technology that cannot coexist with our HomePlug-based ICs, we could face difficulties selling our ICs in the applicable markets.

Our ability to compete may be affected by our ability to protect our intellectual property and proprietary information.

We believe that the protection of our intellectual property rights, both domestic and foreign, is and will continue to be important to the success of our business. To protect our proprietary technologies and processes, we rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods. We currently have 28 issued U.S. patents and 26 pending U.S. patents, with foreign counterparts in some jurisdictions. Our pending patent applications may not result in issued patents, and our existing and future patents may be challenged. Any future infringement upon our intellectual property or proprietary information may require us to engage in litigation in the future. Such litigation could result in significant costs to us and the distraction of our management. Despite our efforts to protect our intellectual property and proprietary information, some of our innovations may not be protectable. Some countries may limit or deny protection of our patents, copyrights, trademarks and trade secrets. If our patents do not adequately protect our technology, our competitors may be able to offer similar products and may also be able to develop similar technology, designed around our patents. In addition, it is possible that third parties may copy or obtain and use our proprietary information without our authorization, and no adequate remedies may be available. The ability of our competitors to access and use our proprietary information may inhibit our ability to compete.

Claims that we have infringed upon third-party intellectual property rights could subject us to significant liability and could invalidate our intellectual property rights.

Participants in the IC industry vigorously protect and pursue their intellectual property rights. We have in the past received, and expect that in the future we may receive, communications from various industry participants alleging our infringement of their patents or other intellectual property. After investigation we concluded and, in each case, replied to such third parties that we believed their claims were without merit, and we received no further claims or notices of infringement from such third parties. From time to time, we identify third party intellectual property that could result in claims of infringement even though we have not received any notice of infringement or we believe that we are not infringing or that the intellectual property involves claims that are invalid. In those situations, we may seek to obtain licenses from the owners of such intellectual property to reduce the risks, costs and management diversion from litigation with a third party that may otherwise seek to assert a claim against us. We are currently seeking a non-exclusive cross license from a third party for certain intellectual property rights used in our HomePlug family of products. We believe this third party is contractually obligated to license such intellectual property rights to us pursuant to a membership agreement with the HomePlug Powerline Alliance. This cross license would also provide such third party a limited non-exclusive license to certain of our patents which are used in a product currently marketed by such third party. We may not be able to obtain licenses to such intellectual property on reasonable terms, if at all. Any litigation relating to the intellectual property rights of third parties, including claims arising through our contractual indemnification of our customers, would be costly and could divert the efforts and attention of our management and technical personnel, regardless of the merit of such claims. Given the complex technical issues and uncertainties inherent in intellectual property litigation, we cannot assure you that we would prevail in any such suit. In the event of an adverse ruling in any such litigation, we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products, processes or technologies;

•	expend significant resources to develop non-infringing technology; or

•	license technology from the third party claiming infringement, which may not be available on commercially reasonable terms or at all.

Our business also could be harmed if our customers become involved in litigation regarding infringement of third-party intellectual property rights, which adversely affect their ability to sell their products incorporating our ICs and their demand for our ICs. In addition, under the standard terms and conditions of our customer purchase orders, we are required to defend, at our expense, certain third-party intellectual property infringement suits against our customers who purchase our ICs subject to such terms and conditions. We are also required to pay any damages that are awarded. The defense and settlement of such suits would increase our costs, could require us to pay substantial damages and could hurt our relationships with our customers, which would have a material adverse effect on our business, results of operations and financial condition.

We must integrate third-party technology into some of our products, which exposes us to risks of incompatibility, additional product defects and the risk that this third-party technology would no longer be supported or made available to us.

We rely extensively on third-party technology that is integrated into some of our products, including third-party intellectual property that we license to meet the HomePlug specifications. Due to the complexity of our products, the incorporation of third-party technology could result in unforeseen or undetected defects or bugs, which could adversely affect the market acceptance of new products and damage our reputation with customers. We have in the past experienced and may in the future experience reliability, quality or compatibility problems because of the use of third-party technology. As a result, we may have to expend significant financial and other resources to correct these problems, including the costs of repair, recall, replacement and resolving claims by our customers or third parties. Due to our reliance on third-party technology, if we were unable to continue to use or license these third-party technologies on reasonable and cost-effective terms or if the third-party technology were to fail to operate as required, we could be unable to secure alternatives in a timely manner, if at all, and our business would be harmed. In addition, if we were unable to license technology from third parties to develop future products, we would be unable to develop such products in a timely manner, or at all.

Changes to current or future laws and regulations, or the imposition of new laws and regulations, by federal, state, local and foreign governments and government agencies in the markets where the products using our ICs are sold could restrict or eliminate our ability to sell our products or otherwise harm our business.

Devices such as our customers’ products containing our ICs for powerline communications are subject to various U.S. and foreign governmental regulations, including, for example, regulations regarding transmission power, permissible frequencies of operation, electromagnetic interference (EMI) and electrical wiring. These regulations and the interpretation and enforcement of the regulations may vary from country to country and are subject to change. For example, in the United States, rules governing power limits and measuring techniques for broadband over powerline devices have been adopted by the Federal Communications Commission (FCC). “Access” broadband over powerline rules govern systems installed and operated by an electric utility on the supply side of the customer’s premises. “In-house” broadband over powerline rules govern that portion of a broadband over powerline system that operates on customer premise lines not owned by the utility. The access broadband over powerline rules have been appealed to the U.S. Court of Appeals for the District of Columbia. Should the appeal succeed, the FCC might be required to amend the rules applicable to products using our ICs for smart grid and access broadband over powerline applications.

In most countries outside of the United States, regulations governing powerline communications devices are generally based upon standards adopted by the International Electrotechnical Commission, International Special Committee on Radio Interference (IEC/

CISPR). The IEC/CISPR rules and test procedures on powerline communications are currently in a state of flux. A CISPR project to address the subject of powerline communications standards for both access and in-house broadband over powerline is expected to take several years to complete, and there is no guarantee that favorable IEC/CISPR standards will eventually be adopted. In the interim, another IEC/CISPR group has issued a change in the testing methodology for powerline communications devices that could require a reduction in power that would make the products unable to meet customer needs. Efforts are underway to change or clarify this action. If this interpretation is not changed or clarified in a manner that would permit the continued sale of products using our ICs in countries that base their regulations on IEC/CISPR standards, we would experience a material adverse effect on our business, results of operations and financial condition. Powerline communications regulations are based upon specific country requirements in the absence of adoption of IEC/CISPR or other international standards. In some countries, including Japan, the regulations limit use of powerline communications to in-home devices, thereby prohibiting use of broadband over the power grid, and require in-home transmission power levels that are below those permitted in the United States. Other countries may require that certain frequency bands, such as those used for search and rescue, be filtered out of the spectrum being used for powerline communications, which reduces throughput. One of our significant customers has been involved in regulatory proceedings with the applicable German regulatory authorities regarding the compliance test method for one of its products that incorporates our ICs. The outcome of these proceedings is uncertain. The German regulatory authorities could determine that this product and other products of this customer incorporating our ICs are not in compliance. If the German regulatory authorities were to make this determination and were to restrict or prohibit sales of these products, our business could be harmed.

A change, including a rapid change, in the existing regulations, the adoption of new regulations or a change in the interpretation or testing methods used to demonstrate compliance with the regulations could prevent products using our ICs from being used in the applicable country or could require us to redesign our ICs or require our customers to redesign their products to comply with the new regulatory requirements. Such actions could also require the use of products already sold into the marketplace to be terminated. Although some of our HomePlug-based ICs have limited capabilities to filter additional frequencies to meet specific country requirements, our other ICs do not have this flexibility and even those that do may perform below customer requirements if substantial portions of the available spectrum are required to be filtered. Any regulatory reduction in the available frequencies or the available transmit power of our ICs will reduce the performance of our ICs and, depending on the amount of the reduction and the intended use of the IC, could cause the IC to fail to meet customer requirements. If we were required to redesign an IC to meet new regulatory filtering, power or other requirements, we would be required to incur substantial time and expense and there is no assurance that we would be able to make changes to our IC or introduce a new IC that would result in a product that would meet regulatory or customer requirements.

Failure of our third-party suppliers to achieve satisfactory product yields, reliability and quality will increase our costs and negatively impact our relationships with our customers.

The process of producing ICs, referred to as the wafer fabrication process, is extremely complicated, where even small changes in design, materials or specifications can result in material decreases in the percentage of acceptable product resulting from the manufacturing process, referred to as the manufacturing yield, and even the suspension of production. On occasion, we and our third-party vendors have experienced in the past and may experience in the future manufacturing defects and resultant reductions in manufacturing yields due to errors in the foundries’ manufacturing processes or the implementation of our designs, particularly when manufacturing new products and in connection with the installation and introduction of new technologies. Detection of defects is difficult, and identifying problems may not be possible early in the fabrication process. Failure to detect defects may negatively impact the quality or reliability of our products, and low manufacturing yields may inhibit our ability to fulfill customer orders on a timely basis and may increase our cost of goods sold and negatively impact our operating results.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries, increased expenses and loss of design wins and sales.

We periodically evaluate the anticipated benefits, risks and expenses of migrating one or more of our IC designs and manufacturing to smaller geometry process technologies in an effort to reduce our product costs. Any such transition would require us to redesign the applicable product and require us and our foundry partners to use new or modified manufacturing processes for the product. We also evaluate whether we can use smaller geometry processes in our new ICs. The smallest geometry process we have used for any of our ICs to date is 90 nanometer but we expect our next generation HomePlug-based ICs to be based on a 65 nanometer process. We are dependent on our relationships with our foundry subcontractors to transition to smaller geometry processes successfully. The foundries that we use may not have the tools, design libraries or manufacturing facilities required to use the smaller geometries we want to use or may be unable to produce the smaller geometry ICs with the yields we need to be successful. The yield risks associated with smaller geometry ICs are generally much higher than those with higher geometry processes. As we try to move to smaller geometry processes, we may be unable to maintain our existing foundry relationships, which could adversely affect the availability and cost of the existing products we buy from them, or develop new ones. If any of our foundry subcontractors cannot meet our requirements or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and result in the loss of design wins and sales, which would materially adversely affect our results of operations.

The complexity of our products could result in unforeseen delays or expenses from undetected defects which could impair market acceptance for our products, damage our reputation and adversely affect our operating costs.

Powerline communications is a complex and relatively new technology. Highly complex ICs such as our powerline communications ICs may contain defects, errors and software flaws, or bugs, in the IC hardware or software, particularly when first introduced or as new versions are released. We have experienced in the past and may experience in the future delays and problems in completing the development and introduction of new products and product enhancements due to problems such as defects, errors and bugs. These problems may delay the introduction and volume shipment of the applicable products, cause existing customers to cancel orders and harm our ability to retain existing customers and attract new customers. As a result, our operating results may be materially adversely affected. These problems may also require us to incur additional development costs in an effort to correct the problems, which could divert human and financial resources from other new product developments, resulting in the delay of those projects as well. The time and expense required to correct IC defects, errors and bugs can be very high, particularly if the masks for smaller geometry ICs must be redesigned, and there is no assurance that we will be able to successfully correct the problems at all or within the time required for the product to be successful in the marketplace. If any of these problems are not found until after we have commenced commercial production of a product, we may be required to incur the cost of product recalls, repairs or replacements. These problems may also result in claims against us by our customers or others. Any such event could have a material adverse effect on our business, results of operations and financial condition.

Changes to the mix of products we sell may have a significant impact on our financial results.

As we sell several ICs with differing functionality, prices and costs, the mix and types of our ICs sold to customers affect the average selling price of our products and can substantially impact our revenue and gross margins. Our gross margins may vary from quarter to quarter for a number of reasons, including market conditions, customer demand, product mix and our sales volume, average selling price and cost for each product sold. To the extent that our sales mix results in a decline in our gross margins, our ability to recover our fixed costs and investments associated with a particular product and our business, results of operations and financial condition could be materially adversely affected.

Our operating results could be adversely affected if we have to satisfy product warranty or liability claims.

If our ICs, or products that integrate our ICs, malfunction or are found to be defective, we could be subject to product warranty or product liability claims that could have significant warranty-related charges or litigation costs. In addition, we may spend significant resources investigating potential product design, quality and reliability claims, which could result in additional expenses.

We may be unable to raise additional needed capital, which could substantially harm our business and our ability to compete.

We believe that our existing balance of cash and cash equivalents, cash expected to be generated from operations, and amounts available under our revolving credit facility with Silicon Valley Bank, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least 12 months following our offering. However, unexpected circumstances could require us to raise additional funds, which we may be unable to obtain on favorable terms, if at all. Raising additional funds through equity financings may result in a significant dilution of our stockholders’ ownership interest, causing the per share value of our common stock to decline. On the other hand, additional debt financings may only be available on strict terms, restricting our business through high interest rates or by requiring us to maintain certain liquidity or other ratios. Holders of new equity or debt securities may also have rights, preferences and privileges senior to those of our holders of common stock. In either case, an inability to raise additional funds may frustrate our ability to compete and to meet our business objectives, causing our stock price to decline and our stockholders to lose some or all of their investment.

An inability to raise necessary additional capital on acceptable terms may reduce our ability to, among other things, enhance our existing products and services and develop new products, expand operations and hire, train and retain employees. Additionally, failure to raise additional capital could harm our ability to acquire complementary businesses, technologies or products. Our failure to take any of these actions could have a material adverse effect on our business, operating results and financial condition.

The consolidation of industry participants may result in stronger competitors, fewer customers and reduced demand, any of which could harm our business.

Historically, consolidation within the semiconductor industry is not uncommon, and we expect it to continue as companies attempt to strengthen their positions in the various markets we have targeted. Consolidation or strategic alliances among competitors could result in stronger competitors with larger customer bases, more diversified product offerings and greater technological and marketing expertise, allowing them to compete more effectively against us. Consolidation among customers could also result in fewer customers, reduced demand and increased pressure on the prices we charge for our products. Consolidation among our third-party partners could increase the costs of, or reduce our ability to obtain, needed materials and services, thereby reducing our ability to compete. Any of the above occurrences could have a materially adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain qualified management, technical and other personnel, our business could suffer.

Our success depends on our ability to hire and retain experienced executive management and other key employees. Due to the complexity of our products, we are also particularly dependent on qualified research and development personnel. We have entered into employment agreements with some of our management and other employees. However, these agreements do not require them to provide services to us for any specific length of time, and they can terminate their employment with us at any time, with or without notice, without penalty. If we were to lose the services of these executives or of one or more other key employees, our business could be seriously harmed.

Competition for qualified personnel in the semiconductor industry is intense. We maintain our headquarters and a portion of our research and development team and other significant operations in Ocala, Florida. As Ocala and the surrounding area often have few, if any, candidates for the positions we are seeking to fill and many of the potential candidates we recruit may choose not to relocate to the Ocala area, we must expend additional time and expense to recruit new employees for our Ocala location from outside of our immediate geography. We have also experienced difficulties in recruiting experienced personnel in other areas. Due to these challenges, we may be unable to attract candidates with the qualifications and experience we desire or we may be required to base certain employees in other locations. Moreover, we may need to incur additional costs to hire subcontractors to perform certain functions that would ideally be performed by employees. We expect competition in these areas to continue and we may experience similar difficulties in the future. In addition, we may outsource or expand our operations into overseas locations where we could face significant competition for qualified employees or subcontractors and face challenges in managing those operations from the United States. If we cannot attract additional key employees or if we do not maintain competitive compensation policies to retain current employees, we may not be able to scale our business and operations effectively, and the efficiency and effectiveness of our operations could be impaired.

We may pursue acquisitions of or investments in businesses that may not be successful and that could adversely affect our operating results.

As the complexity and speed of technological changes make it impractical for us to pursue development of all technological solutions on our own, we continually evaluate acquisitions of or investments in businesses that may complement our existing product offerings, augment our market coverage or enhance our technological capabilities. In January 2004, we purchased all of the intellectual property and certain other assets and assumed certain liabilities and hired some of the employees of Cogency Semiconductor, Inc. However, we cannot assure you that we will be able to identify and consummate suitable acquisition or investment transactions in the future.

These acquisitions and investments involve numerous risks, including but not limited to:

•	problems associated with integrating acquired companies, products or technologies;

•	large and immediate write-offs;

•	the incurrence of substantial debt and assumption of unknown liabilities;

•	the risk of entering market segments where we have little or no prior experience and where competitors are in a stronger market position than we are;

•	the potential loss of key employees from the acquired company;

•	the potential dilution of existing stockholders and subordination to rights, preferences and privileges senior to those of our common stock;

•	amortization expenses related to goodwill or other intangible assets;

•	the potential disruption of our ongoing business; and

•	the diversion of management’s attention from other core business concerns.

We cannot assure you that any acquisitions or investments will be successfully integrated with our business, and the failure to avoid any of these or other risks associated with such acquisitions or investments could cause a material adverse effect on our business, results of operations and financial condition.

We will incur increased costs and management will face new demands as we comply with the laws and regulations affecting public companies.

As a public company, we will incur significant legal, accounting and other costs associated with the reporting requirements of public companies. We will be required to, among other things, create and periodically review the effectiveness of additional internal controls over financial reporting and potentially hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, the requirements of the Sarbanes-Oxley Act of 2002, and the rules of the Securities and Exchange Commission (SEC) and The NASDAQ Global Market, will oblige our management to devote a substantial amount of time to new compliance initiatives, which will substantially increase our legal and financial compliance costs. These costs of compliance, both in the form of monetary expenditures and additional management responsibilities, have been increasing, making them difficult to estimate with any degree of certainty.

If our internal controls over financial reporting are inadequate or we have material weaknesses or significant deficiencies, investors could lose confidence in our financial reports, and our business and stock price may be adversely affected.

We must include a report on our internal control over financial reporting in our second Annual Report on Form 10-K after we become a public company pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. That report must include management’s assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting. We continue to evaluate our existing internal controls against the standards adopted by the Public Company Accounting Oversight Board (PCAOB). Over the course of our ongoing evaluation of our internal controls, we have in the past identified, and may in the future identify, areas requiring improvement and may have to design enhanced processes and controls to address issues identified through this review.

We will be required to incur significant costs and expend significant time and management resources to improve our internal controls for public reporting requirements and remedy any significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify. If our internal control over financial reporting is found by management or by our independent registered public accountant to be inadequate or if we disclose significant existing or potential deficiencies or material weaknesses in those controls, investors could lose confidence in our financial reports, we could be subject to sanctions or investigations by The NASDAQ Global Market, the SEC or other regulatory authorities and our stock price could be adversely affected. In addition, such deficiencies could impair our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures to comply with applicable requirements.

We face business, political, operational, financial and economic risks in our markets outside of the United States.

We conduct a substantial amount of our business with customers and third-party vendors located outside the United States. We have three wholly-owned foreign subsidiaries, Intellon Canada Inc., Intellon Taiwan Ltd. and Intellon Korea Ltd. We also have employees and distributor relationships in Asia and Europe. Our sales to customers in Asia and Europe accounted for approximately 46% and 32% of revenue in 2006, respectively. Most of our sales in Asia are in Taiwan but also include sales to customers in China, Japan, the Republic of Korea and Singapore, among others. Nearly all of our sales in Europe are currently to customers in Germany and France. In addition, our customers often integrate our ICs into their products that are then sold to end-customers in various locations, including foreign locations. As a result of our international business relationships, we face numerous risks and challenges, including but not limited to:

•	longer and more difficult collection of receivables;

•	increased difficulty in enforcement of contractual obligations;

•	limited protection of our intellectual property and other assets;

•	compliance with local laws and regulations and unanticipated changes in those laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and tariffs;

•	travel restrictions;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

•	transportation delays and limited local infrastructure and disruptions, such as large scale outages or interruptions of service from utilities and telecommunications providers;

•	difficulties in staffing and managing international operations;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor issues;

•	regional health issues;

•	work stoppages;

•	fluctuations in currency exchange rates and the resulting gains or losses on the conversion to or from United States dollars; and

•	acts of terrorism, war or natural disasters including, particularly in Asia, earthquakes, typhoons, floods and fires.

In addition, because most of our OEMs, ODMs and third-party vendors are located overseas, we face the risk that any impact upon these customers and vendors from the above factors could affect us as well and have a material adverse effect on our business, results of operations and financial condition.

Our headquarters are located in Florida, and many of our customers and third-party vendors are concentrated in Asia, areas subject to significant natural disaster risks.

Our HomePlug-based ICs are manufactured in Taiwan and assembled and tested primarily in Taiwan, the Republic of Korea, Malaysia and Singapore. Our command and control ICs are produced in Singapore. Many of our customers and other third-party vendors are also located in Asia. The Pacific Rim region is subject to extreme weather and frequent earthquakes due to the presence of major fault lines. As a result of natural disasters, our customers and third-party vendors in the past have experienced and in the future may again experience power outages and other damage and disruptions to their operations. Any disruption in the operations of our customers or our customers’ suppliers could make it difficult or impossible for our customers to produce their products that use our ICs. Any disruption of the operations of our third-party vendors could reduce or eliminate the manufacture, assembly or testing of our ICs by those vendors or make it difficult or impossible for us or our vendors to obtain components or materials necessary for the production of our ICs. In such an event, we may be required to seek alternative sources of supply on reasonable terms and timeframes, and we could be required to incur substantial costs and time delays in doing so, if we can at all. Any significant damage to or destruction of any of the foundries that manufacture the wafers for our ICs would have a particularly adverse effect on us, as the rebuilding of a foundry or locating an alternative manufacturer would be difficult and time consuming. In addition, because the design libraries and manufacturing process used in producing the wafers for our ICs may be specific to the particular foundry, we may be unable to transfer production to an alternative foundry, even if one were available, without incurring substantial time and expense to redesign all or part of the affected IC and to incur the costs of a new IC mask, which can be substantial, particularly for lower process geometries. We do not have any arrangements for any backup sources of supply for the wafers used in our ICs.

Our headquarters are located in Florida, an area that often experiences forest fires as well as hurricanes, tropical storms and other extreme weather. We have in the past experienced and may again in the future experience power outages and other damage and disruptions in our operations due to these natural disasters. Any of the foregoing disruptions could have a material adverse effect on our business, operating results and financial condition.

Our ability to utilize our net operating loss and tax credit carryforwards may be limited, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and tax credit carryforwards.

As of December 31, 2006, we had estimated U.S. federal income tax net operating loss (NOL) carryforwards of approximately $35.8 million and estimated tax credit carryforwards of approximately $3.5 million. These can be used to offset federal taxable income and federal tax liabilities in future years. Our NOL carryforwards are scheduled to begin to expire in 2007 through 2026. Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limitation on the amount of net operating loss carryforwards and tax credit carryforwards that may be used to offset federal taxable income and federal tax liabilities when a corporation has undergone significant changes in its ownership. Our ability to utilize NOL carryforwards and federal tax credit carryforwards may be limited by the issuance of common stock in this offering or in future offerings or as a result of future events. In addition, utilization of these net operating loss and tax credit carryforwards is dependent upon our achieving profitable results. To the extent our use of net operating loss and tax credit carryforwards is limited by Section 382, our income would be subject to cash payments of income tax earlier than it would if we were able to fully use our net operating loss and tax credit carryforwards in the United States. In addition, we operate in foreign jurisdictions and are subject to paying foreign taxes even though we have net operating losses. We may also be subject to alternative minimum tax.

Our performance-based warrants could result in the recognition of marketing expense and the dilution of our common stock.

At September 30, 2007, we had two warrants outstanding to purchase an aggregate of 320,925 shares of our redeemable convertible preferred stock, at exercise prices of $0.0547 and $4.4793 per share. These warrants vest and become exercisable based on the achievement of certain performance milestones. As of September 30, 2007, 63,348 shares of our redeemable convertible preferred stock were exercisable pursuant to these warrants. The warrant to purchase 209,299 shares will expire upon the closing of this offering, and the warrant to purchase 111,626 shares will expire on June 10, 2010. When it is probable that some or all of the performance milestones will be achieved, marketing expense, based on the fair market value of the underlying warrants, is recognized by us over the vesting period of the warrants. We will continue to adjust the liabilities for changes in fair market value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this initial public offering, at which time the liabilities will be reclassified to shareholders’ equity (deficit). This expense could fluctuate based on the fair market value of the underlying securities. We recognized $4,000 and $227,000 of marketing expenses for the years ended December 31, 2005 and 2006, respectively, and $282,000 of marketing expenses for the nine months ended September 30, 2007. In the event additional performance milestones are achieved, we will recognize additional marketing expense, which will adversely affect our operating results. In addition, the exercise of these warrants will cause the immediate dilution of our common stock.

Risks Related to this Offering

Market volatility or the failure of an active trading market to develop could reduce your ability to resell your shares at or above the price you paid.

Prior to this offering, there has been no public market for shares of our common stock, and an active market for these shares may never develop. We have negotiated the initial public offering price with the underwriters, but this price may not reflect the price at which investors will be willing to buy and sell our common stock in the future. Following this offering, the trading price of our common stock is likely to be highly volatile and may be influenced by various factors, some of which are beyond our control. We cannot predict the prices at which our common stock will trade. In addition, public stock markets have historically experienced extreme price and trading volume volatility, particularly with respect to technology sectors of the market. Fluctuations in our stock price may be exceptionally pronounced during the period shortly following this offering. Historically, periods of volatility in a company’s stock prices are sometimes followed by securities class action litigation. Such litigation, if brought against us, could result in substantial legal costs and diversion of management’s attention from the conduct of our business.

Future sales of our common stock by existing stockholders could cause the per share price of our common stock to decline.

Sales of substantial amounts of our common stock, or announcements of intentions to sell substantial amounts of our common stock, in the public market following this offering could cause the market price of our common stock to decline. Such sales or announcements could also make it more difficult for us to sell equity or equity-related securities upon favorable terms in the future.

Assuming that the underwriters do not exercise their option to purchase additional shares, we will have 29,945,227 outstanding shares of common stock upon the completion of this offering based on the number of shares outstanding as of September 30, 2007 and the assumptions set forth in “Prospectus Summary—The Offering.” The 7,500,000 shares sold pursuant to this offering will be immediately tradable without restriction. The remaining shares will be eligible for sale either (1) immediately upon the completion of this offering or (2) immediately upon expiration of the lock-up agreements, provided, however, that some shares will be subject to vesting schedules and to volume and other restrictions of Rule 144 and Rule 701 of the Securities Act.

The lock-up agreements expire 180 days after the date of this prospectus, provided that the 180-day period may be extended in certain cases for up to 34 additional days under certain circumstances. After these lock-up agreements expire, up to an additional 21,852,536 shares of common stock and up to an additional 503,920 shares of common stock issuable upon the exercise of vested options and warrants will be eligible for sale in the public market subject to the applicable provisions under Rule 144 of the Securities Act. If these additional 22,356,456 shares are sold, or if it is perceived that they will be sold, the trading price of our common stock may decline. After the closing of this offering, we intend to register approximately 4,072,684 shares of common stock that have been reserved for future issuance under our stock incentive plans.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

Reports published by industry and securities analysts regarding our business will influence the trading market for our common stock. We may not receive research coverage by securities and industry analysts. This lack of visibility may negatively impact the trading price or volume of our common stock. Even if we do receive such coverage, analysts reporting on our company or securities may issue adverse or misleading opinions regarding our stock, which would cause our stock price to decline.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of our common stock.

Our management will have broad discretion to use the net proceeds we receive from this offering as it sees fit in its judgment. We could, therefore, spend the proceeds from this offering in ways you may not agree with or that do not yield a favorable return to you. We anticipate using the net proceeds from this offering for general corporate purposes, which may include working capital, capital expenditures, other corporate expenses and acquisitions of complementary products, technologies or businesses. We have not allocated these net proceeds for any specific purposes, and you will not have the opportunity to influence our decisions on how to use these proceeds.

If you purchase shares of our common stock in this offering, you will experience immediate dilution.

Since the price that you pay for shares of common stock in this offering will be greater than the net tangible book value per share of the common stock that you acquire, you will experience an immediate dilution of $6.93 per share, based on an assumed initial public offering price of $10.00 per share, the mid-point of the range shown on the cover of this prospectus. This dilution results in large part from the fact that our earlier investors purchased shares of our capital stock at prices substantially less than the initial public offering price. You will experience further dilution upon the exercise of options and warrants to purchase common stock or the issuance of restricted common stock under our equity incentive plans. As of September 30, 2007, options to purchase 1,154,140 shares of our common stock at a weighted-average exercise price of $7.22 per share were outstanding, together with warrants to purchase 320,925 shares of our common stock at a weighted-average exercise price of $2.95 per share, of which 63,348 shares were exercisable as of September 30, 2007. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of liquidation.

Our certificate of incorporation, bylaws and provisions under Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that act to discourage, delay or prevent a change in control of our company or changes in our management, even where the stockholders of our company may deem such changes advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the board to issue “blank check” preferred stock to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which means that all stockholder actions must be taken at a meeting of our stockholders;

•	prohibit stockholders from calling a special meeting of our stockholders;

•	grant the board of directors the authority to make, alter or repeal our bylaws;

•	establish advance notice requirements for actions to be taken at stockholder meetings or the nomination of directors to be elected to the board; and

•	require a supermajority (66 2/3%) vote by stockholders to adopt, amend or repeal certain provisions of our certificate of incorporation or bylaws.

Additionally, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of 15% or more of its capital stock for a period of three years following the date on which the holder acquired such percentage of the corporation’s stock, unless, among other things, the board of directors approves the transaction. This provision may discourage, delay or prevent a change in control of our company. Any provision that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts, including those generated by eMarketer Inc., IDC and In-Stat. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. We have not independently verified their data. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause actual results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 7,500,000 shares of our common stock that we are selling in this offering will be approximately $67.8 million, based on an assumed initial public offering price of $10.00 per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of approximately $10.5 million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We currently have no specific plans for the use of the net proceeds of this offering. However, we anticipate that we will use the net proceeds from this offering for general corporate purposes, which may include working capital, capital expenditures, other corporate expenses and acquisitions of complementary products, technologies or businesses. We currently have no agreements or commitments with respect to any such acquisitions. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business and other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering. Pending these or other uses, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments.

We currently have no specific plans to apply the proceeds from this offering for the direct benefit of our affiliates. Any interests of our affiliates in this offering are described in “Certain Relationships and Related Party Transactions—Interests of Our Affiliates in the Offering.”

If we were to price the offering at $9.00 per share, the low end of the range on the cover of this prospectus, we estimate that we would receive net proceeds of $60.8 million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If we were to price the offering at $11.00 per share, the high end of the range on the cover of this prospectus, then we estimate that we would receive net proceeds of $74.7 million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $7.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducing the estimated underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We have in the past accrued a substantial balance of cumulative dividends owed to our redeemable convertible preferred stock investors. The accrued dividend balance will convert into shares of our common stock immediately prior to the completion of this offering, resulting in substantial dilution to our stockholders. As of September 30, 2007, the accrued dividend balance would convert into approximately 3.3 million shares of our common stock. This accrued dividend balance will be higher at the closing of this offering. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Accordingly, we do not expect to pay any dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events, other than the 5.4665-for-1 reverse split of our common stock that occurred on November 21, 2007;

•

on a pro forma basis reflecting (i) the conversion of all outstanding shares of our redeemable convertible preferred stock, including dividends accrued through September 30, 2007, into an aggregate of 19,403,900 shares of our common stock effective immediately prior to the completion of this offering, for a total of 22,445,227 shares of common stock and (ii) the reclassification of our preferred stock warrant liability to additional paid-in capital effective upon the completion of this offering; and

•

on a pro forma as adjusted basis reflecting the conversion described above and the receipt by us of the net proceeds from the sale of 7,500,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
	(unaudited)
Redeemable convertible preferred stock, $0.0001 par value, 90,042 shares authorized; 16,139 shares issued and outstanding actual; no shares issued or outstanding pro forma and pro forma as adjusted	$90,566	—	—
Preferred stock warrant liability, non-current	513	—	—
Shareholders’ deficit:
Common stock, $0.0001 par value; 135,000 shares authorized, 3,042 shares issued and outstanding actual; 200,000 shares authorized, 22,446 shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	—	2	3
Additional paid-in capital	70,136	161,213	228,962
Accumulated deficit	(133,670)	(133,670)	(133,670)

Total shareholders’ equity (deficit)	(63,534)	27,545	95,295

Total capitalization	$27,545	$27,545	$95,295

The table above excludes, as of September 30, 2007:

•	1,154,140 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $7.22 per share;

•	324,504 shares of common stock reserved for future issuance under our 2000 Employee Incentive Plan;

•	5,487 shares of common stock reserved for future issuance under the Intellon Corporation Director Stock Plan;

•	1,941,415 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan;

•	647,138 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan; and

•	320,925 shares of common stock issuable upon the exercise of outstanding warrants to purchase redeemable convertible preferred stock, at a weighted-average exercise price of $2.95 per share.

A $1.00 decrease or increase in the assumed initial public offering price would result in an approximately $7.0 million decrease or increase, respectively, in each of pro forma as adjusted cash and cash equivalents, pro forma as adjusted additional paid-in capital, pro forma as adjusted total shareholders’ equity and pro forma as adjusted total capitalization, assuming the total number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of September 30, 2007 was $24.2 million, or $1.08 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock, including accrued dividends, into an aggregate of 19,403,900 shares of our common stock effective immediately prior to the completion of this offering, for a total of 22,445,227 shares of common stock outstanding on September 30, 2007. After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $10.00 per share, the mid-point of the range on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $92.0 million, or $3.07 per share. This represents an immediate increase in net tangible book value of $1.99 per share to our existing stockholders and an immediate dilution of $6.93 per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$10.00
Pro forma net tangible book value per share as of September 30, 2007	$1.08
Increase in pro forma net tangible book value per share attributable to this offering per share to existing investors	$1.99

Pro forma as adjusted net tangible book value per share after this offering		3.07

Dilution per share to new investors		$6.93

The following table sets forth as of September 30, 2007, on a pro forma as adjusted basis, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $10.00 per share, the mid-point of the range on the front cover of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,445,227	75.0%	$133,000,000	63.9%	$5.93
New investors	7,500,000	25.0	75,000,000	36.1	10.00

Total	29,945,227	100.0%	$208,000,000	100.0%	$6.95

The table above excludes, as of September 30, 2007:

•	1,154,140 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $7.22 per share;

•	324,504 shares of common stock reserved for future issuance under our 2000 Employee Incentive Plan;

•	5,487 shares of common stock reserved for future issuance under the Intellon Corporation Director Stock Plan;

•	1,941,415 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan;

•	647,138 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan; and

•	320,925 shares of common stock issuable upon the exercise of outstanding warrants to purchase our redeemable convertible preferred stock at a weighted-average exercise price of $2.95 per share.

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 72.2% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 8,625,000, or approximately 27.8% of the total number of shares of our common stock outstanding after this offering.

A $1.00 decrease in the assumed offering price would decrease our net tangible book value after this offering by $7.0 million and dilution in net tangible book value per share to new investors by $0.77, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed offering price would decrease each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $7.5 million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase in the assumed offering price would increase our net tangible book value after this offering by $7.0 million and dilution in net tangible book value per share to new investors by $0.77, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase in the assumed offering price would increase each of total consideration paid by new investors in the offering and total consideration paid by all stockholders by $7.5 million, assuming the total number of shares offered by us remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The consolidated statement of operations data for the years ended December 31, 2002 and 2003 as well as the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for each of the three years ended December 31, 2004, 2005 and 2006 as well as the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. We have prepared this unaudited financial information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our redeemable convertible preferred stock as well as their accrued dividends that convert into shares of common stock. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Revenue	$5,497	$6,834	$12,501	$16,576	$33,718	$24,783	$36,607
Cost of revenue	4,047	3,608	7,465	9,494	18,968	14,279	20,288

Gross profit	1,450	3,226	5,036	7,082	14,750	10,504	16,319
Cost of operations:
Research and development	5,261	6,234	10,021	11,945	10,817	7,424	11,360
Sales and marketing	1,582	2,197	4,034	5,274	7,194	5,174	6,477
General and administrative	1,747	1,791	2,206	2,756	5,089	3,622	3,734
Amortization of intangible assets	25	28	1,022	74	44	27	36

Operating loss	(7,165)	(7,024)	(12,247)	(12,967)	(8,394)	(5,743)	(5,288)

Other income (expense):
Interest income	18	82	152	524	637	495	787
Interest expense	(836)	(595)	—	(61)	(61)	(43)	(107)
Other	85	16	15	(12)	21	24	(6)

Total other income (expense)	(733)	(497)	167	451	597	476	674

Loss before income tax benefit	(7,898)	(7,521)	(12,080)	(12,516)	(7,797)	(5,267)	(4,614)
Income tax benefit	—	—	—	—	—	—	231

Net loss	(7,898)	(7,521)	(12,080)	(12,516)	(7,797)	(5,267)	(4,383)
Preferred stock dividends / accretion of redeemable preferred stock	(5,985)	(6,751)	(9,461)	(4,970)	(5,307)	(3,886)	(5,233)

Net loss attributable to common shareholders	$(13,883)	$(14,272)	$(21,541)	$(17,486)	$(13,104)	$(9,153)	$(9,616)

Net loss attributable to common shareholders per common share:
Basic and diluted	$(1,203.13)	$(82.39)	$(36.47)	$(19.41)	$(9.19)	$(7.22)	$(4.43)

Weighted-average number of shares used in per share calculations:
Basic and diluted	12	174	592	901	1,428	1,272	2,183

Pro forma net loss per common share, basic and diluted (unaudited)					$(0.44)		$(0.22)

Weighted-average number of shares used in computing pro forma basic and diluted net loss per common share (unaudited)					16,920		20,973

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,716	$15,540	$5,288	$16,981	$24,978	$13,117
Total current assets	3,970	17,225	10,362	22,987	34,922	32,379
Total assets	5,359	18,757	12,872	26,505	38,519	37,593
Total current liabilities	10,924	2,133	3,362	4,881	7,453	10,048
Total redeemable convertible preferred stock	81,321	33,880	48,296	63,040	85,333	90,566
Shareholders’ deficit	(86,886)	(17,256)	(38,786)	(42,107)	(54,498)	(63,534)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading fabless semiconductor company that designs and sells integrated circuits (ICs) for high-speed communications over existing electrical wiring. Our ICs enable home connectivity, which is the sharing and moving of content among personal computers and other consumer electronics products in the home. Consumer demand for broadband services and the proliferation of digital video, audio and data content are driving the rapidly growing market for home connectivity. We believe our solutions are particularly well-suited to address the challenges of sharing entertainment content throughout the home. Products using our ICs are easy to install and use, and deliver connectivity through electrical outlets across the home. Our newest ICs also meet the performance demands required for the delivery of high-definition video content.

We were founded in 1989 in the State of Florida and are currently incorporated in the State of Delaware. To date, we have funded our operations primarily through the sale of our redeemable convertible preferred stock. As a result of our substantial investment in research and development, we sell two families of powerline ICs, HomePlug-based ICs, which account for the majority of our sales, and command and control ICs. We outsource our semiconductor fabrication, assembly and test functions, enabling us to focus on the design, development, sales and marketing of our products and to reduce the level of our capital investment. As of September 30, 2007, we had shipped more than 19.5 million powerline communications ICs, including over 12.6 million HomePlug-based ICs that have been integrated into adapters, set-top boxes and other commercial applications. We shipped over 5.3 million powerline communications ICs in 2006, an 87% increase over 2005 shipments of 2.9 million powerline communications ICs. Our HomePlug-based ICs represented approximately 94% of our revenue for the nine months ended September 30, 2007. We expect sales of our HomePlug-based products to continue to represent the predominant share of our revenue in the foreseeable future.

We sell our products directly to original equipment manufacturers (OEMs) and service providers, which include our ICs in their products. We also sell our products directly to original design manufacturers (ODMs), which include our ICs in products they supply to OEMs and service providers. ODMs purchase our products only when an OEM incorporates our IC into the design of the OEM’s product. In addition, we sell our products to distributors, which are independent entities that assist us in identifying and servicing OEMs and ODMs and generally purchase our products directly from us for resale to their OEM and ODM customers. These OEMs and ODMs, in turn, sell our products to service providers and, through retail channels, to end-user customers. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. The demand for our products is ultimately dependent upon sales of our customers’ products through their channels to retail purchasers, service providers and other customers. As a result, it is difficult for us to accurately forecast our product demand. If the resulting sales of our customers’ products are less than forecasted by our customers, our customers will ultimately reduce or terminate their demand for our products. The lack of visibility into our own customers’ end-customer demand causes us to experience fluctuations in our revenue, and we expect these fluctuations to continue.

Our customers’ products are complex and require significant time to define, specify, design and manufacture to meet production requirements and volume demands. Accordingly, our sales cycle is long. The typical time from early engagement by our sales force to actual product introduction runs 6 to 12 months for adapter products to as much as 12 to 30 months for embedded consumer electronics products and products used by service providers and electric utilities. This cycle begins with our technical marketing, sales and field application engineers engaging with the decision maker, either an OEM or service provider, who selects our product. These lengthy sales cycles require significant investments of time, resources and engineering support before we realize revenue from product sales, if at all. However, if we are successful, a customer will decide to incorporate our IC in its product, which we refer to as a design win. We believe design wins provide a competitive advantage, particularly for embedded products, because once one of our products is incorporated into a customer’s design, a redesign to incorporate a competitor’s product in place of ours would generally be time-consuming and expensive.

We sell our products worldwide through multiple channels that include distributors, independent sales representatives and direct sales. Our sales organization consists of sales professionals, technical sales support and field application engineering. Our independent distributors primarily receive discounts on our products for resale, and occasionally they earn commissions on the products sold directly to our OEMs or ODMs. For 2006 and 2005, 61% and 52% of our revenue was from direct channels, respectively. We have direct sales personnel based in the United States, Europe and Asia. We also have field applications engineering and technical marketing personnel based in each of these locations that support all of our market channels. These employees provide technical support and assistance to existing and potential customers in designing, testing and qualifying products that incorporate our ICs. In addition, we have a business development group that focuses on marketing to service providers in all of our geographic markets.

Since our inception, we have made a substantial investment in research and development and in sales and marketing. We have not yet achieved profitability. We incurred net losses during 2006 and 2005 of $7.8 million and $12.5 million, respectively, and our accumulated deficit as of September 30, 2007 was $133.7 million. We incurred net losses of $4.4 million and $5.3 million for the nine months ended September 30, 2007 and 2006, respectively. Our revenue grew to $33.7 million for 2006 from $16.6 million for 2005. Revenue for the nine months ended September 30, 2007 and 2006 was $36.6 million and $24.8 million, respectively.

We expect to hire a significant number of additional employees to support our expanded operations. We expect personnel costs to increase in the future as a result of the increase in the number of our full-time employees. The actual increase in costs will depend on the timing and compensation of new hires.

Description of Our Revenue, Cost of Revenue and Expenses

Revenue

Our revenue is generated primarily from shipments of our IC products. The price of our IC products is influenced by market and competitive conditions. Periodically, we reduce the price of our products as market and competitive conditions change or as we are able to reduce our manufacturing costs. In addition, the average selling price of our ICs can vary due to product mix. To date, all of our revenue has been denominated in U.S. dollars. Therefore, the main factors that impact our revenue are unit volumes and average selling prices.

We also sell development tools to our customers to enable them to build their products around our ICs. Revenue from the sale of development tools was $0.7 million, $0.4 million and $0.2 million during the periods ended December 31, 2006, 2005 and 2004, respectively. We do not expect the sales of these products to be significant in the future.

Historically, a small number of customers (OEMs, ODMs and distributors) have accounted for a substantial portion of our revenue. We sell our ICs directly to OEMs and service providers or through ODMs and distributors. We anticipate that significant customer concentration will continue for the foreseeable future. Our top five customers accounted for approximately 61% and 63% of our revenue in 2006 and for the nine months ended September 30, 2007, respectively. The customers representing 10% or more of our revenue since 2004 were:

	Year Ended December 31,			Nine Months Ended September 30,
Customer	2004	2005	2006	2006	2007
devolo (OEM)	*	16%	19%	12%	15%
Lumax International Corporation (distributor)	21%	22%	17%	21%	20%
Aztech Systems	*	*	*	*	10%
Jeritronics Ltd.	11%	*	*	*	*
Universal Electric GMBH (distributor)	27%	17%	*	*	*

*	Denotes that a customer accounted for less than 10% of our revenue in a given period.

We have experienced variations in demand from most of our customers, including our largest customers. These variations, which will likely continue, are due to a number of factors, including our customers’ inability to predict accurately their end-customer demand, the rate of adoption of powerline communications in the markets we serve, changes in our product mix, our efforts to streamline our sales channel and the market acceptance of our products, particularly our new products. We have therefore been subject to significant variations in orders from our customers with orders, including large orders, followed by periods of limited demand from such customers.

A significant portion of our sales are to customers outside the United States and Canada, which we consider North America. Sales to customers in Asia accounted for approximately 46% and 42% of our revenue in 2006 and 2005, respectively. Sales to customers in Europe accounted for approximately 32% and 36% of our revenue in 2006 and 2005, respectively. This trend has continued as sales to customers in Asia and Europe accounted for approximately 46% and 33% of our revenue, respectively, for the nine months ended September 30, 2007. These sales statistics only relate to our direct customers and not the end-customers purchasing the products that incorporate our ICs. The following sets forth our revenue breakdown by geographic region, in thousands and as a percentage of revenue, during the periods presented, for geographic regions representing greater than 10% of our revenue.

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2005		2006		2006		2007
North America	$2,924	23.4%	$3,574	21.6%	$5,924	17.6%	$3,717	15.0%	$4,655	12.7%
Asia	4,797	38.4%	6,971	42.1%	15,402	45.7%	13,782	55.6%	16,968	46.3%
Europe	4,660	37.3%	5,933	35.8%	10,609	31.5%	4,537	18.3%	12,033	32.9%
Other	120	1.0%	98	0.6%	1,783	5.2%	2,747	11.1%	2,951	8.1%

Total	$12,501	100.0%	$16,576	100.0%	$33,718	100.0%	$24,783	100.0%	$36,607	100.0%

Cost of Revenue

We outsource the wafer fabrication, assembly and test functions of our IC products. We purchase processed wafers on a per wafer basis from our fabrication suppliers, which are currently United Microelectronics Corporation (UMC) and Chartered Semiconductor Manufacturing, Ltd. We also outsource the assembly, final testing and other processing of our products to third-party contractors. We negotiate wafer fabrication on a purchase order basis and we do not have long-term agreements with any of our third-party contractors. For some of our HomePlug AV-based products, we also purchase analog front-end (AFE) ICs and line drivers from third parties, which are incorporated into multi-chip modules or chipsets sold by us. A significant disruption in the operations of one or more of our wafer fabrication facilities, assembly or test subcontractors or third-party AFE and line driver IC suppliers would adversely impact the production of our products and our ability to meet customer demand.

Cost of revenue includes primarily the cost of silicon wafers purchased from our foundry partners as well as the AFEs and line drivers we purchase from third parties. In addition, cost of revenue includes other outsourced manufacturing costs and costs associated with the assembling and testing of our ICs. Cost of revenue also includes items such as license expense, purchasing and production planning personnel and related expenses and inventory valuation write-downs.

As we do not have formal, long-term pricing agreements with our outsourcing suppliers, our wafer costs and services are subject to price fluctuations based on the cyclical supply and demand for semiconductors. We also face the risks associated with how much acceptable product will result from the manufacturing process of our ICs, or yield, as identified when the product is tested. These risks exist at several stages of the manufacturing process, including the manufacture of the wafers, cutting the wafers into the die that comprise the individual ICs and assembling the die into a multi-chip or a single-chip package. If our manufacturing yields decrease at any stage of production, our cost per unit increases, which could have a significant adverse impact on our gross margins. Manufacturing yields on newly-introduced ICs may vary significantly until such time as the manufacturing process parameters are fully engineered. Manufacturing yields on mature products may also vary. We believe that the difficulty of achieving satisfactory IC yields will increase as we continue to move our IC production processes to smaller geometries and integrate our ICs into more multi-chip modules in an effort to offer competitive cost and performance advantages.

Gross Profit

Our gross profit has varied from period-to-period. Factors that have affected and will continue to affect gross profit in the future include product sales mix, customer mix, manufacturing yields, wafer pricing, excess and obsolete inventory, pricing by competitors, subcontractors and suppliers and new product introductions.

Research and Development

Research and development expense primarily consists of compensation and associated costs related to development employees and contractors, mask costs, prototype wafers, software and engineering development, software licenses, reference design development costs, development testing and evaluation, occupancy costs, travel, depreciation expense and stock-based compensation under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)). All research and development costs are expensed as incurred.

We have experienced significant fluctuations in research and development expenses, in part, due to the timing of our creation and introduction of new products and the degree to which our new products represented major changes from our then-existing products. As we create new products, we often use third-party contractors to supplement our own research and development teams. We also incur costs for third-party intellectual property that we incorporate into our designs. If we are producing a major new product platform, as we did with the introduction of our first HomePlug AV-based IC, these costs are generally more significant than if we are producing a cost-down version of an existing IC, as we did with our second generation HomePlug AV-based IC. In addition, as is common in the semiconductor industry, we incur costs associated with the creation of the masks that our foundry partners use to produce our ICs. Mask costs are more expensive for ICs that use smaller geometries for the manufacturing process. We expect to continue to transition our ICs to lower process geometries. As a result, we expect that the cost of the masks for our future products will increase. In addition, we may be required to pay for multiple masks as part of our IC design creation process, which could have a significant adverse effect on research and development expense. Historically, most of our new IC development has occurred on a sequential basis, with only one design project occurring at a time. In the future, we believe that we will need to pursue multiple IC development efforts simultaneously in order to be competitive, which will increase our research and development expenses.

We expect our research and development costs to increase significantly in absolute dollars in the future as we invest to develop new products. Additionally, as a percentage of revenue, we expect these costs to fluctuate from one period to another. Specifically, we expect our research and development expenses will increase significantly for the quarter ending December 31, 2007 and increase modestly for the quarter ending March 31, 2008 over our actual spending for these expenses for the quarter ended September 30, 2007 due to costs and expenses related to the development of a lower cost version of our HomePlug AV-based ICs.

Sales and Marketing

Sales and marketing expense relates primarily to compensation and associated costs for marketing and selling personnel, warrant expense, public relations, promotional and other marketing expenses, travel, trade show expenses, depreciation expenses, occupancy costs and stock-based compensation under SFAS 123(R). We expect sales and marketing expenses will increase in absolute dollars as we hire additional personnel and expand our sales and marketing efforts.

We have performance-based warrants with certain strategic investors. When it is probable that some or all of the performance milestones will be achieved, marketing expense, based on the fair market value of the underlying warrants, is recognized over the vesting period of the warrants. We will continue to adjust the liabilities for changes in fair market value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this initial public offering, at which time the liabilities will be reclassified to shareholders’ equity (deficit). This expense could fluctuate based on the fair market value of the underlying securities. In the event additional performance milestones are achieved, we will recognize additional marketing expense at such time.

General and Administrative

General and administrative expense relates primarily to compensation and associated costs for general and administrative personnel, information systems, insurance, professional fees, occupancy costs, travel and stock-based compensation under SFAS 123(R). We expect that general and administrative expense will increase significantly in absolute dollars once we begin operating as a public company, including expense related to compliance with the Sarbanes-Oxley Act of 2002. In addition, we expect to hire additional personnel and incur costs related to the anticipated growth of our business, including improvements to our information technology infrastructure and our planned establishment of a new headquarters office in leased facilities in the Orlando, Florida area.

Total Other Income (Expense)

Total other income (expense) consists primarily of interest income and interest expense. Interest income consists of interest earned on cash and cash equivalents. Interest expense consists of interest on our capital leases and a revolving credit facility with Silicon Valley Bank, under which $9.25 million of credit was available as of September 30, 2007. Because our net cash balances have historically exceeded our debt balances, we have earned total other income. We expect this trend will continue for the next twelve months following this offering.

Provision for Income Taxes

As we have incurred losses to date, we have not been required to recognize income tax expense.

During the nine months ended September 30, 2007, we recognized $231,000 of research and development tax credits. See “Recent Accounting Pronouncements” on page F-15.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances. The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. We have discussed the selection and development of critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this prospectus. Although we believe that our judgments and estimates are appropriate, actual results may differ from those estimates.

We believe the following policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the title and risk of loss have passed to the customer, the sales price is fixed or determinable and collection is reasonably assured. We assess the ability to collect from our customers based on a number of factors, including our assessment of the customer’s creditworthiness and any past transaction history we may have with the customer. If we do not deem the customer creditworthy, we may defer all revenue from the arrangement until payment is received and other revenue recognition criteria have been met.

Revenue from product sales to direct customers is recognized upon shipment and transfer of risk of loss if we believe collection is reasonably assured and all other revenue recognition criteria are met. Some end-users of our products have certain price concessions. We are able to reasonably estimate these price concessions under SFAS No. 48, Revenue Recognition When Rights of Return Exist, which sets forth conditions that must be met to recognize revenue at the time of shipment. Among those conditions is that a company that provides a pricing concession to a buyer be able to reasonably estimate the amount of future returns or pricing concessions. Our direct customers do not have any rights of return other than for defective products.

Revenue from product sales to distributors is recognized upon shipment provided the conditions of revenue recognition are met. The sale of products to distributors is not contingent upon the distributor selling the product to the end-user, and our distributors generally do not have any rights of return including stock rotation rights. One of our distributors has a restocking right. We are able to estimate future returns by monitoring this distributor’s inventory to ensure products are selling through to its end customers. We also allow some distributors to return unsold product if we terminate the distribution agreement governing the relationship. If we were to terminate a distributor agreement, we would record a reduction in revenue for the estimated return of unsold inventory at the time the decision was made to terminate the distributor agreement. We have no current intention to terminate any of our distributor agreements in a manner that would result in the return of unsold inventory to us.

We record provisions for estimated price concessions in the form of rebates and most favored nation pricing (MFN) at the time the related revenue is recorded as well as for products in our channels where we expect price concessions to occur. These estimates are based on reports and information gathered from our customers and other known facts. There were no differences between the estimated price concessions recorded and the actual amounts claimed for price concessions for reported periods. In addition, many of the price concession arrangements had been discontinued as of June 30, 2007.

Inventory and Reserves

Our inventories are stated on a first-in first-out basis at the lower of cost or market value. Cost includes fabricated wafers, purchased integrated circuits, subcontractor costs (such as assembly and test) and license fees. Determining market value of inventories involves numerous judgments, including the determination of average selling prices and sales volumes for future periods. We primarily utilize estimated selling prices for measuring any potential declines in market value below cost. Any write-down of inventory to reduce carrying value to lower of cost or market value is charged to cost of revenue.

Allowance for Uncollectible Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments, which is included in costs of operations. We determine the adequacy of this allowance by regularly reviewing our accounts receivable aging categories to identify significant customers with known disputes or collection issues. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair market values recognized over the requisite service period. We used the prospective transition method, under which SFAS 123(R) is applied to new awards and to awards modified, repurchased or cancelled after January 1, 2006. In accordance with this transition method, our consolidated financial statements for prior periods have not been adjusted to reflect the impact of SFAS 123(R). Stock-based compensation expense for the years ended December 31, 2004 and 2005 represents the cost of restricted common stock awards determined in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

We estimated the fair market value of options granted after January 1, 2006 using the Black-Scholes option-pricing valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair market value of our common stock, weighted-average period of time that the options granted are expected to be outstanding, the estimated volatility of comparable companies, the risk-free interest rate and the estimated rate of forfeitures of unvested stock options. If actual forfeitures differ from our estimates, we will record the difference as an adjustment in the period we revise our estimates. The fair market value of our common stock was determined based on contemporaneous, and in certain instances retrospective, valuations using enterprise values based on a combination of financial models that included both a market based and discounted cash flow approach. The enterprise valuation was allocated across our equity securities using the option-pricing method. We used the simplified calculation of expected life described in the SEC Staff Accounting Bulletin 107, and we estimated our stock’s volatility based on an average of the historical volatilities of the common stock of several entities we believe have characteristics similar to us. The risk-free rate is based on U.S. Treasury securities. We estimated expected forfeitures based on our historical experience.

Because we used the minimum value method for pro forma disclosure purposes under the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, disclosures to demonstrate the effect of pro forma compensation costs on net loss and net loss per share for the years ended December 31, 2004 and 2005 are not appropriate in accordance with SFAS 123(R).

Freestanding Preferred Stock Warrants

On June 29, 2005, the Financial Accounting Standards Board (FASB) issued Staff Position No. 150-5, Issuer’s Accounting Under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5). This Staff Position affirms that such warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under Statement 150, the freestanding warrants that are related to our redeemable convertible preferred stock are liabilities that should be recorded at fair market value.

We estimated the fair market value of these warrants for the year ended December 31, 2006 based on a market transaction that occurred in March 2007. Several qualified institutional buyers, who are existing stockholders, purchased the redeemable convertible preferred stock whose fair market value was independently negotiated from an existing stockholder. We applied the Black-Scholes model based on this market transaction. We recognized $4,000 and $227,000 of marketing expense for the years ended December 31, 2005 and 2006, respectively, related to these warrants. We recognized approximately $282,000 of marketing expense for the nine months ended September 30, 2007. As of September 30, 2007, 63,348 of the warrants were exercisable.

We will continue to adjust the liabilities for changes in fair market value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this initial public offering, at which time the liabilities will be reclassified to shareholders’

equity (deficit). The calculation of fair market value typically requires the input of highly subjective assumptions, and a change in our assumptions could materially affect the fair market value estimates. In addition, the Black-Scholes model requires the input of highly subjective assumptions, and a change in our assumptions could materially affect the fair market value estimates.

Provision for Income Taxes

We recognize deferred tax assets and liabilities on differences between the book and tax basis of assets and liabilities using currently effective tax rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. At December 31, 2006, we had recorded a full valuation allowance based on our belief that available objective evidence created sufficient uncertainty regarding the realizability of our deferred tax assets. We review the adequacy of the valuation allowance on an ongoing basis and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we evaluate our tax contingencies on an ongoing basis and recognize a liability when we believe that it is probable that a liability exists.

Results of Operations

The following sets forth our selected consolidated statement of operations data expressed as a percentage of revenue for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	59.7	57.3	56.3	57.6	55.4

Gross profit	40.3	42.7	43.7	42.4	44.6
Cost of operations:
Research and development	80.2	72.1	32.1	30.0	31.0
Sales and marketing	32.3	31.8	21.3	20.9	17.7
General and administrative	17.6	16.6	15.1	14.6	10.2
Amortization of intangible assets	8.2	0.4	0.1	0.1	0.1

Operating loss	(98.0)	(78.2)	(24.9)	(23.2)	(14.4)

Other income (expense):
Interest income	1.2	3.2	1.9	2.0	2.1
Interest expense	—	(0.4)	(0.2)	(0.2)	(0.3)
Other	0.1	(0.1)	0.1	0.1	—

Total other income (expense)	1.3	2.7	1.8	1.9	1.8

Loss before income tax benefit	(96.7)	(75.5)	(23.1)	(21.3)	(12.6)
Income tax benefit	—	—	—	—	0.6

Net loss	(96.7)	(75.5)	(23.1)	(21.3)	(12.0)
Preferred stock dividends / accretion of redeemable preferred stock	(75.7)	(30.0)	(15.7)	(15.7))	(14.3)

Net loss attributable to common shareholders	(172.4)%	(105.5)%	(38.8)%	(37.0)%	(26.3)%

Comparison of Nine Months Ended September 30, 2007 and 2006

Revenue.    Revenue was $36.6 million in the nine months ended September 30, 2007 and $24.8 million in the same period in the prior year, an increase of $11.8 million, or 47.7%. The increase was primarily due to the increase in sales of our HomePlug-based ICs, which increased to $34.4 million in the nine months ended September 30, 2007 from $21.4 million in the nine months ended September 30, 2006. The sales of our command and control ICs decreased to $1.8 million from $2.9 million, or 36.3%, in the nine months ended September 30, 2007 and 2006, respectively. The increase in revenue for the nine months ended September 30, 2007 from the nine months ended September 30, 2006 was due to a 58.2% increase in unit volumes and a 1.7% increase in average selling prices for our HomePlug-based ICs, which was offset by a 35.5% decrease in unit volumes and a 1.3% decrease in average selling prices for our command and control ICs.

Cost of Revenue.    Cost of revenue was $20.3 million in the nine months ended September 30, 2007 and $14.3 million in the same period in the prior year, an increase of $6.0 million, or 42.1%. The increase was primarily due to the increase in sales of our HomePlug-based ICs. The cost of revenue for our HomePlug-based ICs increased to $19.2 million in the nine months ended September 30, 2007 from $12.7 million in the nine months ended September 30, 2006, or 51.8%. The cost of revenue declined for our command and control ICs to $0.6 million from $0.9 million, or 35.7%, in the nine months ended September 30, 2007 and 2006, respectively, due to lower sales of our command and control ICs.

Gross Profit.    Gross profit was $16.3 million, or 44.6% of revenue, in the nine months ended September 30, 2007 and $10.5 million, or 42.4% of revenue, in the same period in the prior year. The increase in gross profit was primarily due to a 4.0% decrease in average unit cost and a 1.7% increase in average selling prices for our HomePlug-based ICs. This improvement was offset by a 1.3% decrease in average selling prices and a 0.4% decrease in average unit cost for our command and control ICs.

Research and Development.    Research and development expense, including the amortization of intangibles, was $11.4 million in the nine months ended September 30, 2007 and $7.5 million in the same period in the prior year, an increase of $3.9 million, or 52.9%. The increase was due to increased payroll, recruiting costs and contractor costs of $2.5 million as we expanded our research and development efforts. In addition, expenses for outside testing and prototype parts increased by $0.5 million in support of our HomePlug AV-based product. We incurred a loss on asset disposal of $0.2 million for the write-off of engineering software. General development costs increased as well due to higher license fees for software and higher depreciation, travel and legal expenses of $0.6 million.

Sales and Marketing.    Sales and marketing expense was $6.5 million in the nine months ended September 30, 2007 and $5.2 million in the same period in the prior year, an increase of $1.3 million, or 25.2%. The increase was due to increased payroll and recruiting costs of $0.4 million. In addition, performance-based warrant expense increased by $0.1 million due to the increases in both outstanding warrants and the fair market value of the underlying warrants. General marketing costs increased as well due to higher trade show, travel, product support and industry alliance expenses of approximately $0.8 million.

General and Administrative.    General and administrative expense was $3.7 million in the nine months ended September 30, 2007 and $3.6 million in the same period in the prior year, an increase of $0.1 million, or 3.1%. The increase was due to increased payroll of $0.4 million from hiring efforts as well as increased professional costs for accounting, legal and other professional fees of $0.2 million, which were offset by a reduction in stock-based compensation expense and bonuses related to stock-based compensation expense of $0.6 million.

Total Other Income (Expense).    Total other income was $0.7 million in the nine months ended September 30, 2007 and $0.5 million in the same period in the prior year, an increase of $0.2 million, or 41.6%. Total other income increased due to the increase in cash and cash equivalents resulting from the proceeds from the sale of shares of our redeemable convertible preferred stock in December 2006.

Comparison of Years Ended December 31, 2006, 2005 and 2004

Revenue.    Revenue was $33.7 million in 2006 and $16.6 million in the prior year, an increase of $17.1 million, or 103.4%. The increase was primarily due to the increase in sales of HomePlug-based ICs, which more than doubled in both aggregate unit volume and absolute dollars to $28.7 million in 2006 from the prior year of $12.5 million, or 130.4%. The sales of our command and control ICs increased to $4.3 million in 2006 from $3.7 million in 2005, or 14.3%. The increase in revenue for 2006 over the prior year was primarily due to a 135.5% increase in unit volumes and a 2.2% decrease in average selling prices for our HomePlug-based ICs, and a 15.2% increase in unit volumes and a 0.8% decrease in average selling prices for our command and control ICs.

Revenue was $16.6 million in 2005 and $12.5 million in the prior year, an increase of $4.1 million, or 32.6%. The increase was primarily due to the increase in sales of our HomePlug-based ICs to $12.5 million in 2005 from $9.0 million in 2004, or 38.8%, as we began selling our HomePlug 1.0 with Turbo ICs beginning in the first quarter of 2005. The increase in revenue for 2005 from 2004 was primarily due to a 36.4% increase in unit volumes and a 1.8% increase in average selling prices for our HomePlug-based ICs, and a 11.9% increase in unit volumes and a 0.4% decrease in average selling prices for our command and control ICs.

Sales to our top customers have varied during the past three years and in the nine months ended September 30, 2007 and 2006. There are a number of factors that influence the percent of sales to our top customers. These factors include, among others, changes in our product mix, customers’ inability to predict accurately their end-customer demand and our efforts to improve our sales channel. Examples of these trends include:

•

Product Mix. Sales of our HomePlug-based ICs increased from $9.0 million in 2004 to $28.7 million in 2006, while sales of our command and control ICs grew from $3.4 million in 2004 to $4.3 million in 2006. Due in part to this shift in product mix, Universal Electric GMBH, a customer which predominantly purchases command and control ICs and which represented 27% of our sales in 2004, declined to less than 10% of our sales in 2006 and 2007.

•

End Customer Demand. The volume of our sales to ODM customers is dependent, in part, on their ability to predict the demand from their end customers. For example, our sales to Sanmina-SCI Systems De Mexico fluctuate as their end-customer, a service provider, alternates the ODM building their product.

•

Sales Channel Improvements. From time to time, we make changes in our sales channel relationships. For example, products previously sold to Jeritronics Ltd. are now sold to Lumax International Corporation.

We continue to expect variations in our top customers as a result of these and other trends.

Cost of Revenue.    Cost of revenue was $19.0 million in 2006 and $9.5 million in the prior year, an increase of $9.5 million, or 99.8%. Cost of revenue was $9.5 million in 2005 and $7.5 million in 2004, an increase of $2.0 million, or 27.2%. These yearly increases were primarily due to increases in unit sales of our HomePlug-based ICs. Our expenses for purchasing and production planning personnel and related expenses were approximately $0.7 million, $0.5 million and $0.5 million in 2006, 2005 and 2004, respectively. In addition, our expenses for licensing third-party technologies were approximately $0.6 million and $0.1 million in 2006 and 2005, respectively. We did not incur third-party license expense in 2004.

Gross Profit.    Gross profit was $14.8 million, or 43.7% of revenue, in 2006 and $7.1 million, or 42.7% of revenue, in the prior year. The improvement in gross profit was due to higher revenue from our HomePlug-based ICs. The improvement in gross profit percentage was primarily due to lower cost of revenue from our purchasing and production planning personnel and related expenses. The increase in the gross profit percentage was primarily due to a decrease in average selling prices for our HomePlug-based ICs of 2.2% and for our command and control ICs of 0.8%. The impact of lower average selling prices was offset by decreases in unit costs for our HomePlug-based ICs and command and control ICs by approximately 6.7% and 6.7%, respectively. In addition, expenses for our purchasing and production planning personnel were a lower percentage of our revenue in 2006 compared to 2005.

Gross profit was $7.1 million, or 42.7% of revenue, in 2005 and $5.0 million, or 40.3% of revenue, in the prior year. The increase in gross profit was primarily due to higher margins for our HomePlug 1.0 with Turbo ICs compared to our HomePlug 1.0 ICs. The increase in gross profit percentage was due to higher average selling prices of 1.8% and lower unit costs by 2.1% for our HomePlug-based ICs, and a 0.4% decrease in average selling prices and a 6.1% decrease in unit costs for our command and control ICs.

Research and Development.    Research and development expense, including the amortization of intangibles, was $10.9 million in 2006 and $12.0 million in 2005, a decrease of $1.1 million, or 9.6%. The decrease was due to a $1.6 million decline in contractor costs as we completed the design of our first HomePlug AV-based IC, offset by increased payroll costs of $0.5 million from hiring additional full-time engineers, instead of contractors, which tend to be more expensive.

Research and development expense, including the amortization of intangibles, was $12.0 million in 2005 and $11.0 million in 2004, an increase of $1.0 million, or 8.8%. The increase was due to higher payroll expenses of $1.0 million and contractor costs of $0.6 million incurred related to the design of our first HomePlug AV-based IC as well as an increase in development tools related to the design of the HomePlug AV-based IC. The decrease in amortization of intangibles by $0.9 million in 2005 from 2004 was a result of expenses associated with non-compete and confidentiality agreements as a result of hiring former Cogency Semiconductor, Inc. employees during 2004 of approximately $1.0 million that did not recur in 2005.

Sales and Marketing.    Sales and marketing expense was $7.2 million in 2006 and $5.3 million in 2005, an increase of $1.9 million, or 36.4%. The increase was due to increased payroll and recruiting expenses related to hiring efforts of $1.5 million as well as increased bonuses and commissions of $0.4 million. In addition, expenses related to performance-based warrants increased by $0.2 million over the prior year.

Sales and marketing expense was $5.3 million in 2005 and $4.0 million in 2004, an increase of $1.3 million, or 30.7%. The increase was due to increased payroll of $0.9 million from hiring efforts and expenses for increased travel, public relations and trade shows of $0.4 million related to increased sales and marketing.

General and Administrative.    General and administrative expense was $5.1 million in 2006 and $2.8 million in the prior year, an increase of $2.3 million, or 84.7%. The increase was due to increased payroll and bonuses of $1.1 million, stock-based compensation expense of $0.7 million, as well as increased equipment, travel, occupancy and professional costs for legal fees.

General and administrative expense was $2.8 million in 2005 and $2.2 million in the prior year, an increase of $0.6 million, or 24.9%. The increase was due to increased payroll and recruiting expenses related to hiring efforts of $0.3 million and bonus related expenses of $0.1 million as well as increased occupancy and professional services.

Total Other Income (Expense).    Total other income was $0.6 million in 2006 and $0.5 million in the prior year, an increase of $0.1 million, or 32.4%. Total other income was $0.5 million in 2005 and $0.2 million in the prior year, an increase of $0.3 million, or 170.1%. Total other income increased each year from 2004 through 2006 due to the increase in cash and cash equivalents, which generated an increase in accrued interest income.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations, in thousands except per share data, for the eight most recent quarters, as well as each line item expressed as a percentage of total revenue. You should read the table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of results of operations for the quarters presented. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Dec. 31, 2005	Mar 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
Revenue	$6,081	$7,337	$8,647	$8,799	$8,935	$9,699	$12,382	$14,526
Cost of revenue	3,621	4,501	5,067	4,711	4,689	5,499	6,486	8,303

Gross profit	2,460	2,836	3,580	4,088	4,246	4,200	5,896	6,223
Cost of operations:
Research and development	3,172	2,452	2,631	2,341	3,393	3,138	3,570	4,652
Sales and marketing	1,364	1,717	1,743	1,714	2,020	2,231	2,293	1,953
General and administrative	712	769	807	2,046	1,467	1,300	1,197	1,237
Amortization of intangible	11	9	9	9	17	12	12	12

Operating expenses	5,259	4,947	5,190	6,110	6,897	6,681	7,072	7,854

Operating loss	(2,799)	(2,111)	(1,610)	(2,022)	(2,651)	(2,481)	(1,176)	(1,631)
Other income (expense)
Interest income	188	176	176	143	142	311	267	209
Interest expense	(16)	(14)	(13)	(16)	(18)	(36)	(45)	(26)
Other	(17)	26	(5)	3	(3)	(2)	2	(6)

Total other income (expense)	155	188	158	130	121	273	224	177

Loss before income tax benefit	(2,644)	(1,923)	(1,452)	(1,892)	(2,530)	(2,208)	(952)	(1,454)
Income tax benefit	—	—	—	—	—	—	—	231

Net loss	(2,644)	(1,923)	(1,452)	(1,892)	(2,530)	(2,208)	(952)	(1,223)
Preferred stock dividends	(1,380)	(1,350)	(1,190)	(1,346)	(1,421)	(1,726)	(1,744)	(1,763)

Net loss attributable to common shareholders	$(4,024)	$(3,273)	$(2,642)	$(3,238)	$(3,951)	$(3,934)	$(2,696)	$(2,986)

	Dec. 31, 2005	Mar 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	59.5	61.3	58.6	53.5	52.5	56.7	52.4	57.2

Gross profit	40.5	38.7	41.4	46.5	47.5	43.3	47.6	42.8
Cost of operations:
Research and development	52.2	33.4	30.4	26.6	38.0	32.4	28.8	32.0
Sales and marketing	22.4	23.4	20.2	19.5	22.6	23.0	18.5	13.4
General and administrative	11.7	10.5	9.3	23.3	16.4	13.4	9.7	8.5
Amortization of intangible	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.1

Operating loss	(46.0)	(28.7)	(18.6)	(23.0)	(29.7)	(25.6)	(9.5)	(11.2)
Other income (expense)
Interest income	3.1	2.4	2.0	1.6	1.6	3.2	2.2	1.4
Interest expense	(0.3)	(0.2)	(0.2)	(0.2)	(0.2)	(0.4)	(0.4)	(0.2)
Other	(0.3)	0.4	(0.1)	—	—	—	—	—

Total other income	2.5	2.6	1.7	1.4	1.4	2.8	1.8	1.2

Loss before income tax benefit	(43.5)	(26.1)	(16.9)	(21.6)	(28.3)	(22.8)	(7.7)	(10.0)
Income tax benefit	—	—	—	—	—	—	—	1.6

Net loss	(43.5)	(26.1)	(16.9)	(21.6)	(28.3)	(22.8)	(7.7)	(8.4)
Preferred stock dividends	(22.7)	(18.4)	(13.8)	(15.3)	(15.9)	(17.8)	(14.1)	(12.1)

Net loss attributable to common shareholders	(66.2)%	(44.5)%	(30.7)%	(36.9)%	(44.2)%	(40.6)%	(21.8)%	(20.5)%

Revenue.    We experienced sequential quarterly revenue growth in each of the quarters beginning with the quarter ended December 31, 2005 through the quarter ended September 30, 2007 for our IC products. Aggregate annual sales of our HomePlug 1.0 ICs increased in 2006 from 2005, but the rate of quarterly growth in the second half of 2006 declined as customers began migrating to newer generations of our HomePlug-based ICs including our HomePlug 1.0 with Turbo ICs and our first HomePlug AV-based ICs. Our HomePlug 1.0 with Turbo ICs experienced significant sales growth in 2006, particularly in the last two quarters. There were no sales of our HomePlug AV-based ICs in 2005 and modest sales in 2006, substantially all of which occurred in the last two quarters of 2006. Although our revenue grew 103.4% in 2006 over 2005, our revenue only grew modestly on a sequential basis during 2006. This is the result of a number of factors. We introduced our first HomePlug AV-based IC product during the first quarter of 2006, later than we had originally anticipated due to the time required for the HomePlug Powerline Alliance to finalize the applicable specification, for us to complete our IC design and for our customers to design this IC into their products. In addition, our first generation HomePlug AV-based IC experienced a slow rate of adoption by our customers. As a result, we introduced our second generation HomePlug AV-based IC in the second quarter of 2007, which we believe is a more cost-effective solution for our markets and customers.

Gross Profit.    Our gross profit margins have fluctuated during the past eight quarters from a low of 38.7% of revenue to a high of 47.6% of revenue. During the second half of 2006 and the quarter ended June 30, 2007, our gross profit margins were generally higher than during previous periods due to a higher percentage of our revenue coming from our HomePlug 1.0 with Turbo IC product. Our gross profit margins declined during the quarter ended September 30, 2007 from the quarter ended June 30, 2007 primarily due to product mix. During the third quarter of 2007, our revenue coming from HomePlug 1.0 with Turbo ICs declined and our second generation HomePlug AV-based ICs sales increased as a percentage of our revenue compared to the quarter ended June 30, 2007. We expect this trend to continue over the next several quarters until such time, if any, as we are successful in introducing and pricing new lower cost versions of our HomePlug-based ICs.

Cost of revenue includes other expenses such as personnel for purchasing, production planning and related expenses. These expenses represented approximately 2%, 3% and 1% of our revenue during 2006, 2005 and the nine months ended September 30, 2007, respectively.

Other factors such as customer mix, product mix, lower of cost or market expenses and excess and obsolete inventory write-offs have resulted in period-to-period changes in our gross profit as a percentage of our revenue. For example, during the fourth quarter of 2005, we incurred inventory write-offs for some of our products that resulted in an increase of cost of revenue by approximately 4.8% of revenue.

Research and Development.    Research and development expense, including the amortization of intangibles, was relatively stable on a quarter-to-quarter basis in 2005 and declined in the first three quarters of 2006 relative to the average quarterly costs in 2005. The decrease was due to a decline in contractor costs, which decreased by $1.6 million in annual expenses in 2006 from 2005, and a decrease in mask and other new IC production costs as we completed our engineering efforts for the first HomePlug AV-based IC during the first quarter of 2006. These decreases were partially offset by increased payroll costs from hiring as we expanded our research and development efforts with the development of our second HomePlug AV-based IC beginning in March 2006. Research and development expense increased in the second quarter of 2007 in connection with prototype expenses, development tools and testing related to our second HomePlug AV-based IC, which was subsequently launched as a product in the second quarter of 2007. In addition, research and development expenses increased in the second and third quarters of 2007 as we began developing our next generation products.

Sales, Marketing, General and Administrative.    Sales, marketing and general and administrative expenses were relatively stable on a quarter to quarter basis in 2005 but began to increase significantly in 2006, particularly in the second half of 2006, and the first three quarters of 2007. The increase was due to increased payroll from hiring efforts, stock-based compensation, warrant expense, increased sales bonuses and commissions from increased sales and general increases in marketing costs and costs for professional fees.

Liquidity and Capital Resources

The following table summarizes our cash flows:

	Year Ended December 31,			For the Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
				(unaudited)
Consolidated Cash Flow Data:
Net cash used in operating activities	$(12,177)	$(11,032)	$(7,355)	$(7,233)	$(8,011)
Net cash used in investing activities	$(1,499)	$(1,024)	$(1,080)	$(640)	$(1,591)
Net cash provided by (used in) financing activities	$3,424	$23,749	$16,432	$(1,209)	$(2,259)
Net increase (decrease) in cash and equivalents	$(10,252)	$11,693	$7,997	$(9,082)	$(11,861)

Since our inception, we have funded our operations and met our capital expenditure requirements primarily with venture capital and private equity funding. Since 2003, we have raised approximately $76 million in gross financing proceeds, excluding net proceeds expected from this offering, from the issuance and sale of redeemable convertible preferred stock and convertible notes to a number of institutional investors. The proceeds from all of these issuances have generally been used for general business purposes. Some of these funds were used in June 2006 for the repurchase of the shares of stock we issued in connection with our purchase of all the intellectual property and certain assets and the assumption of certain liabilities of Cogency Semiconductor, Inc. in Toronto, Canada in January 2004. Shares of our redeemable convertible preferred stock, including the balance of accrued dividends on those shares, and the warrants exercisable for shares of our redeemable convertible preferred stock, if exercised, are convertible at the option of the holder into common stock at any time, subject to adjustment triggered by changes in our capitalization such as a stock split. Conversion is automatic in the event of a public offering of common stock at a price per share above a certain minimum set forth in our amended and restated certificate of incorporation with gross proceeds of at least $30 million. As our stockholders have agreed to waive such minimum price per share and gross proceeds requirements, this conversion will take place upon the consummation of this offering.

Our principal uses of cash historically have consisted of payments to our suppliers for the costs related to the outsourcing of wafer fabrication, assembly and test functions for our IC products. We have also applied cash for payroll, bonuses and other operating expenses including mask expenses and development tools for new product development. In addition, we made payments related to the purchase of equipment as well as working capital.

As of December 31, 2006, our principal sources of liquidity consisted of cash, cash equivalents and short-term investments of $25.0 million, primarily as a result of the net proceeds of $17.8 million from a redeemable convertible preferred stock financing in December 2006. As of September 30, 2007, $9.25 million of credit was available under our reducing credit facility with Silicon Valley Bank. This credit facility will reduce $250,000 quarterly, and it has a maturity date of October 31, 2008.

Operating Activities.    Our cash flows used in operating activities are significantly influenced by our investments in personnel and infrastructure to support the anticipated growth in our business, increases in sales made to customers, increases in the number of customers using our products and the amount and timing of payments made by these customers.

We used approximately $8.0 million of net cash in operating activities during the nine months ended September 30, 2007. The significant uses of cash in operations were a net loss of $4.4 million, and increases in inventory, accounts receivable and prepaid expenses and other assets of approximately $4.2 million, $4.0 million and $1.1 million, respectively. These uses were offset by $1.2 million in non-cash depreciation and amortization expenses, $0.3 million in accrued warrant expense and $0.4 million in non-cash stock based compensation, increases in accounts payable and accrued expenses of $3.5 million and proceeds we received for research and development tax credits of $0.2 million. We used approximately $7.2 million of net cash in operating activities during the nine months ended September 30, 2006. The significant uses of cash in operations were a net loss of $5.3 million, and increases in inventory and accounts receivable of approximately $2.5 million and $1.5 million, respectively. These uses were offset by $0.9 million in non-cash depreciation and amortization expenses, $0.2 million in accrued warrant expense and $0.6 million in non-cash stock based compensation as well as increases in accounts payable and accrued expenses of $0.3 million.

We used approximately $7.4 million of net cash in operating activities during 2006. The significant uses of cash in operations were a net loss of $7.8 million and increases in accounts receivable and inventory of $1.9 million and $2.0 million, respectively. These uses of cash were slightly offset by $1.4 million in non-cash depreciation and amortization expenses and $0.7 million in non-cash stock-based compensation charges and an increase of $2.2 million in accounts payable and accrued expenses.

We used approximately $11.0 million of net cash in operating activities during 2005. The significant uses of cash in operations were a net loss of $12.5 million and an increase in accounts receivable of $2.2 million. These uses of cash were offset by $1.4 million in non-cash depreciation, amortization expenses and non-cash stock-based compensation charges, a decrease in inventories of $1.3 million and an increase of $1.1 million in accounts payable and accrued expenses.

We used approximately $12.2 million of net cash in operating activities during 2004. The significant uses of cash in operations were a net loss of $12.1 million and an increase in accounts receivable and inventories of $0.4 million and $3.0 million, respectively. These uses of cash were offset by $2.2 million in non-cash depreciation, amortization expenses and non-cash stock-based compensation charges and an increase of $1.1 million in accounts payable and accrued expenses.

Investing Activities.    Our primary investing activities have consisted of purchases of computer and laboratory equipment and software tools used in the design of our ICs to support our operations and research and development. As we continue to expand, we expect purchases of computer and laboratory equipment and development tools to grow in absolute dollars.

We used approximately $1.6 million and $0.6 million of net cash in investing activities in the nine months ended September 30, 2007 and 2006, respectively, primarily to purchase property and equipment. We used $1.1 million, $1.0 million and $1.5 million of net cash in investing activities 2006, 2005 and 2004, respectively, primarily to purchase property and equipment.

The remaining amounts of investments during these periods were for the purchase or development of intangible assets.

We expect our cash investing activities during 2007 to be greater than our spending in 2006.

Financing Activities.    Our primary financing activities since 2004 have consisted of financings to fund our operations and the repurchase of shares of redeemable convertible preferred stock and for payments on capital lease obligations.

We used approximately $2.3 million and $1.2 million in financing activities for the nine months ended September 30, 2007 and 2006, respectively. For the nine months ended September 30, 2007, we used $1.5 million for this offering and $0.7 million for capital lease payments. For the nine months ended September 30, 2006 we used $0.8 million to repurchase preferred stock and $0.4 million for capital lease payments.

We raised $17.8 million in net proceeds from the sale of redeemable convertible preferred stock in 2006. In 2006, we used $0.8 million to repurchase shares of redeemable convertible preferred stock and $0.6 million to make payments on our capital lease obligations. We raised $23.9 million in net proceeds from the sale of redeemable convertible preferred stock in 2005. In 2005, we used $0.2 million to make payments on our capital lease obligations. We raised $3.5 million in net proceeds from the sale of redeemable convertible preferred stock in 2004. In 2004, we used $31,000 to make payments on our capital lease obligations.

We do not have any special purpose entities, and other than operating leases for office space, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations and Known Future Cash Requirements

Set forth below is information concerning our known contractual obligations as of December 31, 2006 that are fixed and determinable.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Capital lease obligations	$921	$921	$—	$—	$—
Operating lease obligations	839	537	302	—	—
Purchase obligations	1,776	1,776	—	—	—

Total	$3,536	$3,234	$302	$—	$—

Our principal lease commitments consist of obligations under leases for office space and computer equipment. We finance the purchase of some of our development tools under a capital lease arrangement over various dates that end in the next two years.

Future Capital Requirements.    We believe that the net proceeds from this offering, combined with our existing cash, cash equivalents, short-term investments and any operating cash flow, will be sufficient to meet our projected operating and capital expenditure requirements for at least the next twelve months. In addition, we expect that the net proceeds from this offering will provide us with the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash, cash equivalents, short-term investments and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing stockholders may occur. Additional funds may not be available on terms favorable to us or at all.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not hold or issue financial instruments for trading purposes or have any derivative financial instruments. To date, most payments made under our contracts are denominated in U.S. dollars, and we have not experienced material gains or losses as a result of transactions denominated in foreign currencies. As of September 30, 2007, our cash reserves were maintained primarily in money market investment accounts totaling $13.1 million. We have operating expenses in foreign currencies, predominantly Canadian Dollars but also Pounds Sterling and Euros that are converted to U.S. Dollars for financial reporting. These currencies have strengthened significantly against the U.S. Dollar in the past year. As a result, our operating expenses were approximately $0.6 million higher during the nine months ended September 30, 2007 relative to the nine months ended September 30, 2006. These currencies may continue to strengthen in the future, which would negatively impact our financial results.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, as a result, is effective for us in the first quarter of 2007. We adopted FIN 48 on January 1, 2007 and recorded a $0.2 million benefit as an adjustment to accumulated deficit.

BUSINESS

Overview

We are a leading fabless semiconductor company that designs and sells integrated circuits (ICs) for high-speed communications over existing electrical wiring. Our ICs enable home connectivity, which is the sharing and moving of content among personal computers and other consumer electronics products in the home. For example, products containing our ICs allow consumers to share video content that has been downloaded to a personal computer from the Internet with a television in another room. Consumer demand for broadband services and the proliferation of digital video, audio and data content are driving the rapidly growing market for home connectivity. We believe our solutions are particularly well-suited to address the challenges of sharing entertainment content throughout the home. Products using our ICs are easy to install and use, and deliver connectivity through electrical outlets across the home. Our newest ICs also meet the performance demands required for the delivery of high-definition video content.

Our largest market is the digital home, which we define as a home enabled with high-speed connectivity among devices such as personal computers and consumer electronics products. We also sell our ICs for use in powerline communications applications in electric utility and other commercial markets. In the utility market, our ICs enable various smart grid applications, which help utilities monitor and manage in-home electricity consumption during peak periods. In the commercial market, our ICs enable the distribution of broadband services over existing electrical wiring and coaxial cable to individual units within apartment buildings and other multiple dwelling units.

We believe we are a leader in powerline communications technology, which uses existing electrical wiring as its network medium. We developed and patented the baseline technology behind the initial standard adopted by the HomePlug Powerline Alliance, a global industry group formed to create and promote standards for powerline communications. We introduced the first HomePlug-based IC in 2001, and have since developed several new generations of HomePlug-based ICs. In 2006, we introduced the first HomePlug AV-based IC, which can deliver the quality of service required to support reliable, uninterrupted distribution of standard- and high-definition video among personal computers and consumer electronics products. Our HomePlug-based ICs are based on open technology standards that are designed to enable communication among products from different manufacturers. We have also developed proprietary features and functionality beyond the HomePlug standards, which are designed to better meet specific customer and market requirements.

Our ICs are incorporated into third-party products for sale to retail consumers and service providers. Service providers use our HomePlug-based ICs to provide in-home connectivity for a variety of services, including Internet Protocol Television (IPTV) and broadband distribution as well as movies-on-demand. We sell our ICs directly to original equipment manufacturers (OEMs) and service providers or through original design manufacturers (ODMs) and distributors. Our ICs are currently incorporated into products by over 50 OEMs, including devolo AG, Aztech Systems Ltd., NETGEAR Inc., Asoka USA Corporation and LEA S.A.S. In addition, our ICs are used by more than 40 service providers, including Dish Network, Free, DirecTV, France Telecom SA and Telenet GmbH. As of September 30, 2007, we had shipped more than 19.5 million powerline communications ICs, including over 12.6 million HomePlug-based ICs. We shipped over 5.3 million powerline communications ICs in 2006, an 87% increase over 2005 shipments of 2.9 million powerline communications ICs. Our revenue grew to $33.7 million for the year ended December 31, 2006 from $16.6 million and $12.5 million for the years ended December 31, 2005 and 2004, respectively. For the nine months ended September 30, 2007, our revenue grew to $36.6 million from $24.8 million for the nine months ended September 30, 2006. Our HomePlug-based ICs represented approximately 85%, 75%, 72% and 94% of our revenue for the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2007, respectively. The remainder of our revenue during these periods was from our command and control ICs as well as development tools. Revenue from our command and control ICs was approximately $4.3 million, $3.7 million, $3.4 million and $1.8 million for the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2007, respectively. Our command and control ICs represented approximately 12.7%, 22.6%, 26.9% and 5.0% of our revenue for the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2007.

The Digital Home Market

In the digital home, the convergence of personal computers and consumer electronics products is driving an increasing need for reliable transmission capacity, known as bandwidth or throughput. We believe consumers want a simple, reliable and cost-effective way to move entertainment content and information throughout the home without incurring the expense and inconvenience of installing new wires. Although wireless technologies such as wireless local area networks, or Wi-Fi® LANs, facilitate some aspects of home networking including laptop mobility, we believe that these technologies have limitations and an additional, wired network technology is needed to handle the growing and more demanding multi-media connectivity requirements of the digital home.

The Increasing Need for Connectivity in the Digital Home

The market for home networking and audio/video connectivity in the digital home is experiencing rapid growth driven by the following trends:

Increased Penetration and Use of Broadband Access.    The number of homes with broadband access continues to grow. According to IDC, total households worldwide with broadband service are projected to increase from 206 million in 2005 to 396 million in 2010, a compound annual growth rate of 14.0%. At the same time, data rates to the home are expected to continue to increase with improvements in cable modem and digital subscriber line (DSL) technologies and the adoption of higher-throughput access technologies like fiber-to-the-home. This additional capacity is driving increased use of the Internet for the delivery of video. According to eMarketer Inc., the average number of online users in the United States who download or stream video content is expected to increase from an estimated 108 million in 2006 to 157 million in 2010. In addition, telephone companies in North America, Europe and Asia are beginning to use broadband technology to deliver IPTV, providing consumers a competitive television offering to that provided by traditional cable and satellite operators. According to eMarketer Inc., IPTV is projected to grow at a 60.2% compound annual growth rate from 2006 to 2010.

Growing Demand for High-Definition Video.    The introduction of high-definition television (HDTV) technology in televisions, digital video recorders (DVRs), set-top boxes and service provider programming is changing the way people consume and distribute video media in their homes. According to In-Stat, adoption of HDTV by global households is expected to grow significantly with a projected compound annual growth rate of 39.4% from 2006 to 2009. HDTV streams require significant bandwidth and quality of service for effective in-home distribution, creating the opportunity for alternative home connectivity solutions.

Convergence of Personal Computers and Consumer Electronics Products.    Consumers are increasingly using their personal computers and consumer electronics products and broadband service to access entertainment content and other information when, where and how they desire. The convergence among these products is driving a growing need for Internet sharing and audio/video connectivity in the home. As personal computers, DVRs and the Internet become increasingly important sources for music, video and entertainment content throughout the home, the requirement for reliable, high-bandwidth home connectivity becomes more critical.

The Challenges Facing Connectivity in the Digital Home

The trends highlighted above create challenges that suppliers of home networking technologies must address in providing connectivity solutions:

Ease of Installation and Use.     We believe that consumers want home connectivity solutions that are easy to install, reliable and simple to use. Although some consumers are willing to install new wiring and endure complex set-up requirements, we believe the broader consumer market expects solutions that avoid the cost and inconvenience of installing new wires. The same is true for service providers. As service providers broaden their deployment of higher bandwidth services such as IPTV, movies-on-demand and whole home access to DVR content, the costs associated with installation and maintenance of home connectivity solutions have become increasingly important. Networking technologies that can reduce the need for professional, in-home installation, the time involved when professional installation is required and the frequency of follow-up service calls can provide significant operational cost savings for service providers.

Whole Home Connectivity Requirements.    With the growing use of digital media and HD video within the home, we believe consumers and service providers want connectivity solutions that work reliably across the home, rather than just in limited areas of the home. Laptop mobility and the need for convenient access to the Internet for data networking largely drove early demand for home connectivity. Wi-Fi has been the predominant home networking technology to address these needs. Today, consumers want to access and distribute their digital content, such as HD video and music, anywhere in the home. However, achieving connectivity throughout the house using wireless technology can be challenging because of range limitations and interference from other devices in the home.

Higher Quality of Service Requirements.    The quality of service requirements for home connectivity are becoming increasingly demanding. As Internet traffic is typically transmitted in short, uneven bursts, the quality of service required for sharing an Internet connection over a home network is relatively low, and current wireless technologies are often suitable for this application. The introduction of devices and applications for streaming audio and video content has introduced much higher quality of service demands on home networks due to higher data rates and the need for continuous, uninterrupted bandwidth. In particular, distributing an HDTV signal, which generally contains substantially more data than a standard-definition TV signal, imposes extremely high quality of service standards on home networks. During HDTV signal delivery, any interruption in data transfer caused by bandwidth constraints can result in significantly degraded image quality. With the proliferation of new media devices and applications within the home, consumers are increasingly demanding quality of service standards from their home networking solutions that cannot be satisfied by wireless technology.

Connectivity Alternatives—The Powerline Advantage

A number of different technologies seek to address the growing need for home connectivity. Ethernet local area networks (LANs) deliver high throughput rates, which are typically measured in Megabits per second (Mbps), but may require installation of new wires and may not offer outlets where they are needed. The current Ethernet standard also lacks a quality of service feature. Wireless LANs offer mobility to users and high throughput, but have range limitations, can experience interference, currently lack a standards-based quality of service and can be difficult to set up and configure, particularly where consumer electronics products are involved. Coaxial cable LANs provide high throughput and offer the quality of service required for reliable HD video distribution, but have a limited number of outlets in the home. Coaxial cable is also less common outside of the United States. Telephone wiring LANs deliver video content with quality of service assurances, but do not typically have a large number of outlets in the home and often offer lower throughput than other technologies.

We believe that powerline communications provides the most complete wireline connectivity solution for the digital home and is complementary to wireless connectivity. Although Wi-Fi provides a capable connectivity solution for mobile devices and basic data connectivity, we believe that wireless connectivity alone is insufficient for the reliable whole-home distribution of audio/video content. We believe powerline communications offers greater flexibility and convenience than Ethernet, coaxial cable and telephone wiring LANs because it uses the existing electrical wiring and outlets in the home to create the home network. In-Stat estimates that a typical U.S. home may have an average of 40 to 50 electrical outlets, compared to an average of 3 to 5 coaxial cable outlets and as few as 2 to 3 telephone outlets. We believe powerline communications is easier to install and use than the other connectivity solutions, making powerline communications attractive for consumer retail products as well as service provider applications. The large number of available outlets also allows powerline communications to provide effective connectivity in more areas of the home than other wired connectivity solutions or wireless solutions subject to range and quality of service limitations. Powerline communications can also provide the quality of service required for HD video distribution.

Although we believe that powerline communications solutions offer advantages relative to other wireline and wireless connectivity solutions, powerline communications also faces challenges such as limited throughput, reliance on a single channel and potential interference, or noise, on the powerline. As all connectivity technologies have relative strengths and limitations, we anticipate that many homes will use a hybrid network combining different connectivity technologies to meet their in-home networking requirements. Powerline communications is particularly well-suited for hybrid networks because of the large number of available electrical outlets in the typical home. For example, powerline communications can be used to extend the range of Wi-Fi and Ethernet LANs. In addition, powerline communications can be used to connect products that need to be plugged in while Wi-Fi is used as a separate network for mobile devices, thereby increasing the total available network capacity in a home.

Our Solution for the Digital Home

We have created a family of HomePlug-based ICs that brings the advantages of powerline communications to the digital home. Our ICs are used in both powerline adapters, which are add-on accessories that provide powerline connectivity to other products, and embedded products, where the IC is incorporated directly into an end-user product such as a set-top box or home gateway. To date, most of our ICs for the digital home have been used in powerline-to-

Ethernet adapters, which can be used as No New Wires® “extension cords” connecting personal computers and consumer electronics products that support Ethernet connectivity. In this application, an adapter is connected by an Ethernet cable to each device that needs to be networked, and each adapter is plugged into a convenient electrical outlet. The adapters then enable the devices to communicate over the existing electrical wiring in the home.

Products containing our ICs can also be used to create hybrid networks to allow greater connectivity across the home. For example, our ICs are used in powerline-to-Wi-Fi adapters, which can be used to deliver mobile broadband access to rooms in a house that are not well served by the wireless signal. In this application, a powerline-to-Ethernet adapter is plugged into the broadband connection, and a powerline-to-Wi-Fi adapter is plugged into an electrical outlet in the room requiring Wi-Fi coverage. In this way, the Internet signal travels from the broadband connection over the electrical wiring in the house to the Wi-Fi adapter, where it is sent wirelessly to a laptop computer or other mobile device. This same approach can be used to deliver broadband access to fixed devices in distant rooms by replacing the powerline-to-Wi-Fi adapter with a second powerline-to-Ethernet adapter and connecting it to the applicable product with an Ethernet cable. In embedded applications, such as set-top boxes, security cameras, personal computers and televisions, the IC is built into the product requiring connectivity. Accordingly, when the embedded products are plugged into electrical outlets, they are able to communicate over the existing electrical wiring in the home.

Other Markets

In addition to the digital home market, our ICs are incorporated into products serving the electric utility and commercial markets. In response to industry challenges, utilities seek technology solutions that enable them to increase operating efficiencies, decrease capital expenditures and increase revenue through additional service offerings. Our HomePlug-based ICs are used by electric utilities in a number of applications designed to help them enable an efficient, reliable and secure electrical distribution system that can be monitored remotely, known as a smart grid. These smart grid technologies include advanced residential electricity meters, which enable utilities to monitor real-time electricity consumption in their customers’ homes and send signals to limit use of certain appliances during peak demand periods, known as demand response, thereby improving operating efficiencies and reducing the need to construct new power plants. There are approximately 144 million electricity meters in the United States, and a 2006 study by the U.S. Federal Energy Regulatory Commission estimated that only 6% of these meters were enabled to provide real-time, two-way communication capabilities. Our ICs also enable utilities to use powerline-enabled security cameras and other products to monitor utility assets and the performance of transformers and other devices connected to the electric grid, allowing them to identify outages more quickly and schedule repairs on a preventive basis.

In addition to reducing capital spending and improving operating efficiencies, utilities are able to take advantage of the communication capabilities of smart grid technologies to augment their revenue streams. Utility companies can use advanced residential electricity meters to serve as communication gateways that utilize neighborhood powerlines for last mile delivery of broadband services such as Internet and Voice over Internet Protocol (VoIP) telephone services. This broadband over powerline capability enables the utility to enter the broadband service provider business with limited additional investment beyond the cost of the smart grid system. CURRENT Communications, Motorola, Inc. and 3One Networks are among our customers that are deploying commercial smart grid and broadband over powerline systems. For example, CURRENT Communications is deploying a smart grid/broadband over powerline system with

TXU in Dallas. 3One Networks recently deployed a smart grid/broadband over powerline system for the State Grid Corporation of China.

Our HomePlug-based ICs are also used in the commercial market by service providers and other customers to distribute Internet, video-on-demand and other services over existing electrical wiring and coaxial cable to individual units within multiple dwelling units (MDUs) such as apartment buildings, condominiums and hotels. In this application, our ICs provide No New Wires communications from a central access point within the MDU building to the individual units. Using new wiring to accomplish this can be expensive and inconvenient for residents and owners. Our HomePlug-based ICs reduce the cost and customer inconvenience of these installations by using the building’s existing powerlines or coaxial cables. The demand for these MDU installations is growing rapidly, particularly in urban locations in Asia that are experiencing rapid expansion of Internet access and video services.

Customers also continue to use our earlier generation command and control ICs to provide anti-lock brake system monitoring in tractor-trailer trucks, a function mandated by the U.S. Department of Transportation. Our ICs enable this function by communicating over the same electrical wires that carry other signaling information between the truck’s cab and trailer rig. We expect to explore additional uses of our powerline communications technology in other commercial applications.

Competitive Strengths

We believe that the following competitive strengths will enable us to maintain a leading position in the market for powerline communications ICs:

Experience in Powerline Communications.    With over 15 years of experience in powerline communications, we have achieved a significant first-mover advantage. We are the first semiconductor company to ship ICs based on several industry specifications, including the Consumer Electronics Bus (CEBus®) powerline specification, the HomePlug 1.0 specification and the HomePlug AV specification. We believe our extensive experience and deep knowledge of the powerline environment has helped us develop solutions to meet the technical demands faced by powerline communications, particularly the ability to monitor and adjust to changing levels of noise, and to correct errors in transmission.

Leadership in Setting Powerline Standards.    We have been a leading participant in setting industry standards for powerline communications. We are a founder and current contributor member of the HomePlug Powerline Alliance, a global industry group formed to create and promote standards for powerline communications in and to the home. We have played a leading role in developing the alliance’s open standards for home and broadband over powerline networking products and services. We invented and patented the baseline technology for the HomePlug 1.0 standard, and we were a major contributor to the baseline technology for the HomePlug AV standard. Our early involvement in the standards process has allowed us to maintain market leadership and time to market advantage in offering industry standard compliant solutions.

Technology Advantage.    We have a growing intellectual property portfolio, with 28 United States patents issued and 26 United States patents pending, with foreign counterparts filed in various countries. We have additional patent applications in process. In addition, we actively seek to enhance our technology advantage by protecting our intellectual property. Although we build all of our ICs to comply with open standards, we have also developed and added proprietary extensions and special features to some of our products to provide feature and performance advantages. Based on the 14 Mbps physical layer (PHY) rate HomePlug 1.0 specification, we developed our HomePlug 1.0 with Turbo IC, which has a higher 85 Mbps PHY rate to boost bandwidth and performance and is driving new applications in the marketplace. We refer to the maximum internal speeds of the physical layer of our ICs measured in Mbps as PHY rates.

Strong Customer Relationships.    As a leader in the sale of HomePlug-based ICs, we have established customer relationships with over 50 companies that build or sell products using our ICs, as well as with more than 40 service providers that use products containing our ICs in their customer deployments. As of September 30, 2007, we have shipped over 12.6 million units of our HomePlug-based ICs, which have enabled powerline communications in dozens of products addressing the digital home and utility markets. Our customer relationships enable us to identify consumer needs and the needs of our customers, deliver new products with distinct features and develop new customer relationships, all of which contribute to our competitive advantage in our industry. We work closely with service providers to understand and define their technology requirements and ensure that our products address their needs.

Breadth of HomePlug Products.    We are the only semiconductor company to offer a line of three different HomePlug-based ICs targeted at different price/performance points. We believe our product mix addresses the different needs of our customers by offering a choice among IC solutions that best meets their performance, cost and functionality requirements. Our broad product offering also enables us to migrate customers to higher performance ICs as their bandwidth and application requirements increase. In addition, we are working to extend the application of our HomePlug technology over other wiring, including some in-home uses of coaxial cable and telephone wiring.

Strategy

Our objective is to extend our leadership in powerline communications technology and to expand our markets over time to other wireline media. We are pursuing the following strategies to achieve this objective:

Extend Our Technology Advantage.    We have been a leader in developing the HomePlug powerline standards as well as proprietary extensions to these specifications. We intend to extend our leadership in these areas by continuing to invest in research and development that enhances our powerline communications technology and broadens our connectivity capabilities over other home networking media, including coaxial cable and telephone wiring. In addition, we plan to continue to aggressively expand and protect our intellectual property portfolio. We intend to continue to collaborate with our customers in an effort to develop products and functionality consistent with their requirements and aligned with changing consumer and commercial demands.

Increase Our Penetration of the Digital Home Market.    We believe there is opportunity for significant increased adoption of powerline communications in the digital home. We intend to continue to increase our penetration of the digital home market by delivering innovative, easy-to-use and cost-effective products that meet our customers’ needs. By continuing to offer HomePlug-based IC adapters while expanding our embedded HomePlug-based IC product offerings, we aim to broaden our market entry-points and better leverage the sales channels and brands of major OEMs and service providers. We believe differentiating our products by adding proprietary extensions, performance-enhancing features and specific functionality will enable us to reach more customers in the digital home.

Increase our Penetration of Other Markets.    We believe there is significant demand for smart grid functionality from electric utility companies seeking to increase operating efficiencies, decrease capital expenditures and increase revenue through additional service offerings. Our HomePlug-based ICs enable utilities and service providers to upgrade their existing infrastructure to enable smart grid functionality. We believe there are significant growth opportunities in this market as advanced residential electricity meters and demand response programs cover only a small percentage of utility customers at present. To further penetrate this market, we intend to broaden our interaction with broadband over powerline service providers and electric utilities and increase their awareness of the distinctive aspects of our technology and the functionality it can provide to their networks. We also believe there is a significant opportunity to deliver broadband service to MDUs. We intend to continue the development of our technology and evaluate new markets for our products.

Promote HomePlug Standards and the Intellon Brand.    We intend to increase the awareness, promotion and use of powerline communications, HomePlug standards and the Intellon brand through our own activities as well as by working together with the HomePlug Powerline Alliance, our customers and our strategic partners. We intend to leverage the reach and brand recognition of our OEM and service provider customers to drive the increased adoption of the HomePlug technology and our products.

Drive Continued Integration and Price/Performance.    We plan to reduce the total solution cost and increase the performance of our products. To accomplish this, we may decide to combine our powerline communications technology with other intellectual property by entering into joint ventures or licensing arrangements with third parties to create lower-cost, more fully-integrated solutions. We also intend to evaluate and potentially pursue the acquisition of businesses or engineering teams that provide technologies, products or skills that complement our current product portfolio.

Our Products

We sell two families of powerline ICs: (i) HomePlug-based ICs, which enable connectivity in digital home, utility and commercial applications; and (ii) command and control ICs, which are used primarily in the trucking industry to monitor anti-lock braking systems. As of September 30, 2007 we had shipped over 19.5 million powerline communications ICs, including over 12.6 million HomePlug-based ICs. Although we intend to continue selling some of our command and control ICs, we expect future sales of these ICs to decline as a percentage of our total revenue.

Our HomePlug-based ICs are based on HomePlug Powerline Alliance specifications, which we helped to pioneer. We invented and patented the technology that the HomePlug Powerline Alliance subsequently adopted as the baseline technology for the HomePlug 1.0 standard. HomePlug open standards support a wide range of applications and markets. We are the only semiconductor company that sells a family of three different HomePlug-based ICs that offers different price/performance points. Our HomePlug-based ICs include our third-generation HomePlug 1.0 IC, our first generation HomePlug 1.0 with Turbo IC, and our first and second generation HomePlug AV-based ICs. The following table summarizes our current product offerings, which are discussed in more detail below. Although useful for purposes of comparing the relative performance of each IC’s internal PHY rate, the PHY rates shown in the table below do not represent the communications throughput achieved in actual use, which is always lower than the stated internal PHY rate of the IC.

HomePlug 1.0 and 1.0 with Turbo.    Our HomePlug 1.0 ICs principally target data and basic broadband connectivity. Our HomePlug 1.0 with Turbo ICs are based on and interoperate with HomePlug 1.0, but feature proprietary functionality that gives these ICs more throughput, expanding the capability for higher speed broadband and standard-definition television connectivity. Both our HomePlug 1.0 and 1.0 with Turbo ICs feature built-in 56-bit data encryption standard (DES) security.

HomePlug AV.    Our newest products, our HomePlug AV-based ICs, have increased throughput that enables gamers, television viewers and music listeners to distribute standard or HD video and audiophile quality audio over existing electrical wiring in the digital home. These ICs provide advanced forward error correction, channel adaptation and quality of service guarantees to improve the quality of video. Our HomePlug AV-based ICs use built-in 128-bit advanced encryption standard (AES) security. Our INT6300 IC is a cost-reduced version of our INT6000 IC. Although the HomePlug AV specification allows for the creation of HomePlug AV ICs that interoperate with HomePlug 1.0 ICs, we did not elect to implement that specification option. Accordingly, our HomePlug AV-based ICs coexist with, but do not communicate or interoperate with, our other HomePlug-based ICs, subject to certain priorities accorded to the HomePlug AV-based devices.

Features Common to All of Our HomePlug-based ICs.    We sell all of our HomePlug-based products, except the INT6000, with both a baseband transceiver component, which transmits and receives the signal, and an analog front-end component, which performs analog-to-digital signal conversion. We package these components either as a single multi-component module or as a chipset. Customers purchase the analog front-end used with the INT6000 from a third-party source. Our HomePlug 1.0 and HomePlug 1.0 with Turbo ICs include our own analog front-ends.

We implemented certain parts of our HomePlug 1.0 with Turbo ICs and our HomePlug AV-based ICs in firmware as well as hardware. Firmware allows part of the technology instructions needed to operate the IC to be loaded and stored on the IC without electric power. We believe that this architecture provides additional flexibility in making changes to enhance performance and meet specific customer requirements.

Although we originally designed our HomePlug-based ICs to operate over electrical wiring, these ICs can also operate over coaxial cable and telephone wiring for some applications. Some of our customers have released products that use our ICs to enable communications over coaxial cable, and we are exploring further applications of our ICs for communications over coaxial cable and telephone wiring. However, these applications do not currently represent a significant portion of our revenue, and our powerline communications technology would have to be adapted to work effectively on the in-home coaxial cable systems used by most cable providers.

Command and Control and Other Products.    In addition to our HomePlug-based products, we sell our earlier generation command and control ICs, which are used primarily in the trucking industry for anti-lock braking system monitoring. Our command and control ICs are the P485 baseband transceiver and P111 analog front-end ICs. These products are based on two industry standards, EIA-600 (the CEBus standard) and SAE J2497 (the brake monitoring solution for tractor-trailer trucks).

We also offer our customers development tools that are necessary for them to develop products using our powerline communications ICs.

Our Technology

Our technology leadership in powerline communications, developed through more than 15 years of experience and through our work with the HomePlug Powerline Alliance, has enabled us to create products that meet the technical challenges posed by high-speed powerline communications. These challenges include high noise levels generated from common household electrical devices; limited transmit power to avoid interference with other consumer devices and protected radio spectrum; difficult signal pathways caused by the in-home distribution of electricity over two electrical circuits, known as two-phase power distribution; signal reflections caused, for example, by the termination of wiring at an unused outlet; and security considerations resulting from the fact that electrical wiring is a shared network.

In-Stat has recognized HomePlug as the dominant standard in powerline communications and forecasts that, by 2010, HomePlug standards will represent 85% of all powerline technology use worldwide. We believe that the HomePlug Powerline Alliance is the only powerline standards organization that includes leading companies from the personal computer and consumer electronics industry groups, has multiple silicon providers offering ICs based on alliance standards and provides a program of certification and interoperability testing. The sponsor companies, which comprise the board of directors of the alliance, include Comcast Corporation, GE Security, Inc., an affiliate of General Electric Co., Intel Corporation, LG Electronics, Linksys, Inc., an affiliate of Cisco Systems, Inc., Motorola, Inc., RadioShack Corporation, Samsung Electronics Co., Ltd, Sharp Laboratories of America, TCL Group Holding Co., Ltd and Texas Instruments Incorporated. In addition to its released specifications for HomePlug 1.0 and HomePlug AV, the alliance has created working groups to pursue development of specifications for broadband over powerline and low-speed command and control applications.

HomePlug technology uses a number of sophisticated digital signal processing techniques to provide an effective solution to the technical challenges posed by high-speed powerline communications:

•

To deal with noise and limited power to transmit data, HomePlug technology uses orthogonal frequency division multiplexing (OFDM) technology, a digital transmission technique that utilizes a large number of carriers spaced apart at slightly different frequencies to enable high data rate communications in an environment where noise is a problem and high power to transmit data is not an option. Unlike conventional communication techniques that use a single carrier for transmitting information, OFDM divides the signal into many narrow band carriers that each transmits at the same time. This allows each carrier to use lower power, minimizing interference, and also allows the carriers experiencing noise or weak signals to be blocked off, increasing efficiency. Due to its higher bandwidth, HomePlug AV uses a wider frequency range and more carriers than HomePlug 1.0. To further address the noise problem, additional information is added to each piece of data transmitted so that the receiver can reconstruct the data if it is corrupted by noise while in transit across the powerline. This technique is known as forward error correction (FEC). In addition to reconstructing broken signals, FEC also enables reception of very weak signals that could not otherwise be received. Where noise manages to corrupt the data to such an extent that the original data cannot be reconstructed, the data is automatically retransmitted.

•

The specific frequency bands selected for HomePlug 1.0 and HomePlug AV transmissions also solve the communication problems associated with the two-phase power distribution found in most homes. Previous powerline technologies often had trouble communicating from one phase to the other because only a small amount of the signal would couple between the two phases unless special coupling devices were used.

•

Signal reflection is the changing of direction of a signal as it passes from one transmission medium to another. Sometimes, forward energy from the signal is reflected back towards its source, combining with other forward-moving signals and causing distortion. To deal with signal reflections, HomePlug technology pads each piece of transmitted data with a brief pause, or guard interval, that protects the data from collisions with echoes of itself and other signals on the line.

•

To address security issues between and within networks, HomePlug 1.0 and our HomePlug 1.0 with Turbo use the 56-bit DES encryption algorithm that has been employed by the United States government for many years. HomePlug AV uses 128-bit AES encryption, which provides even greater security. Consumers have the ability to set up their own passwords for security purposes. The latest HomePlug AV specification includes push button security that allows users to establish a secure, encrypted link among multiple devices by simply pressing a button on each device within a short time. Products based upon earlier HomePlug specifications must be installed on a network that includes a personal computer to change the password.

As a founding sponsor and a current contributor member of the HomePlug Powerline Alliance, we have played a leading role in setting the HomePlug 1.0 and HomePlug AV specifications for powerline communications. Our patented technology was selected as the baseline for the HomePlug 1.0 specification. In addition, we developed significant technology for the HomePlug AV specification, including most of the physical layer technology and many of the noise immunity solutions.

We have also developed standards-based, interoperable proprietary extensions to the HomePlug Powerline Alliance specifications. These proprietary technologies provide such benefits as increased speed and noise immunity and specific solutions to customer system and product requirements. Examples of our proprietary extensions include our HomePlug 1.0 with Turbo IC, which extends the performance of HomePlug 1.0 technology to standard-definition video and IPTV applications, and various algorithms and other IC design implementations that improve our handling of impulse noise, rapid changes in powerline noise conditions and interference from radio signals. We also tailor our firmware in our ICs to meet specific customer needs in key areas such as service provider and utility applications. We expect that proprietary extensions of standards-based products will continue to be important differentiators for us in the marketplace.

Command and Control Technology.    Our patented command and control technology, which we call Spread Spectrum Carrier® technology, provides a specialized signal to establish communications links rapidly, while preserving the ability to overcome noise. This innovation became the baseline technology standard for the CEBus powerline and radio-frequency standards. Our command and control ICs transmit at a lower frequency range and at a substantially lower bandwidth than our HomePlug-based ICs. Accordingly, while our command and control ICs co-exist with HomePlug-based ICs, the two classes of products do not interoperate. Although we intend to continue selling command and control products for certain applications in the distributed control, home automation and transportation markets, we expect the percentage of total sales from our command and control products to continue to decline as sales of our HomePlug-based products increase.

Intellectual Property.    We seek to protect our propriety intellectual property rights through a combination of patents, trademark registrations, copyright rights, trade secrets, contractual agreements and licenses. We enter into confidentiality and proprietary rights agreements with all of our employees, consultants, customers, subcontractors and other third parties, and control access to our designs, documentation and other proprietary information.

We have a growing intellectual property portfolio, with 28 issued United States patents and 26 pending United States patents, with foreign counterparts in some jurisdictions. We have applied for and in some cases received patents for our key technologies in regions including Asia and the European Union. Our United States patents have expiration dates ranging from 2009 to 2024. Our international patents have expiration dates ranging from 2010 to 2021. Additional patent applications are planned. Certain of our patents are subject to our obligation to license necessary claims to members of a standard setting body or alliance in which we participate. As of November 1, 2007, fourteen of our issued patents are not subject to our obligations to license necessary claims to members of a standard setting body or alliance in which we participate. These patents have expiration dates ranging from 2011 to 2024. These patents include, in part, claims that relate to: (i) specific implementations which are not defined in the standards, including for example, methods to create a channel map, detect the start of a packet of information or control the flow of data from a host to the device; or (ii) proprietary features and functionality beyond the standards, which are designed to better meet specific customer and market requirements, including for example, methods to reduce the effect of interference on the powerline. Of these fourteen patents, eight include claims which are implemented in products we are currently shipping. We also have seven registered trademarks including: Intellon, No New Wires, PLC4Trucks, PLC4Trucks and Design, PowerPacket, Spread Spectrum Carrier and SSC.

HomePlug is a standards-based technology, and the participant, sponsor and contributor members of the HomePlug Powerline Alliance, including us, have agreed in their respective member agreements to license any claims under their patents that are necessary to the production of HomePlug-compliant ICs to each other. Licenses to such patents must be given on reasonable and non-discriminatory terms. This obligation also applies to patents that are necessary for a released HomePlug specification to the extent the patents are required for a future HomePlug specification that is backwards compatible with the released specification. However, our obligation to license necessary claims does not include any proprietary extensions created by us to enhance performance, such as those used in our HomePlug 1.0 with Turbo ICs, that are not part of the HomePlug standard. Our obligation also does not apply to any of our existing analog front-end components as these have not been based on HomePlug specifications. In accordance with our HomePlug Powerline Alliance obligations, we have entered into licenses with certain third parties, both as licensee and as licensor. Apart from our obligations under the HomePlug Powerline Alliance, we have also issued separate intellectual property licenses to certain third parties and we have licensed certain intellectual property from third parties. We expect to continue to be a licensee and licensor of intellectual property.

Regulatory Environment

Devices such as our customers’ products containing our ICs for powerline communications are subject to various U.S. and foreign governmental regulations regarding transmission power, permissible frequencies of operation and electromagnetic interference (EMI). In some countries, vendors are required to obtain government or private certification that their products have been tested and comply with the applicable regulations. In other countries, self certification may be used. Although we sometimes obtain these certifications for our reference designs, our customers are responsible for obtaining certifications for their products in each country in which they are sold.

In the United States the applicable regulations are administered by the Federal Communications Commission (FCC). Under the FCC’s rules, products using our ICs are regulated as unlicensed devices, which receive no regulatory protection from interference from other devices and may not cause any harmful interference to licensed devices. Operators of unlicensed devices must cease operation upon notification from the FCC that a device is causing harmful interference. Products utilizing our ICs inside and outside the home that transmit over powerlines are regulated by the FCC and have to comply with radiated emission limits and various other technical standards.

Outside of the United States, the applicable regulations are based in whole or in part upon standards adopted by the International Electrotechnical Commission, International Special Committee on Radio Interference (IEC/CISPR). These standards are transposed into the national laws of IEC member states, with or without amendment, and can vary among countries or regions. In the absence of adoption of IEC/CISPR or other international standards, powerline communications regulations are based upon specific country requirements. In some countries, for example, the regulations may prohibit broadband powerline communications or may limit use of powerline communications to in-home devices, thereby prohibiting use of broadband over the power grid. Other countries may require transmission power levels that are below those permitted in the United States or may require that certain frequency bands, such as those used for search and rescue, be filtered out of the spectrum being used for powerline communications. Our HomePlug AV-based ICs have the capability to filter some additional frequencies to meet specific country requirements.

In addition, consumer and other products sold in most countries are required to comply with certain electrical safety testing or certification requirements before the products can be sold. Although we sometimes obtain these electrical safety certifications for our reference designs, our customers are responsible for obtaining these certifications for their products.

These regulations and the interpretation and enforcement of these regulations may vary from country to country and are subject to change. Changes in these regulations or the applicable testing methodologies could prevent products using our ICs from being used in the applicable country or could require us to redesign our ICs or require our customers to redesign their products to comply with the new regulatory requirements. Such actions could also require the use of products already sold into the marketplace to be terminated.

Sales and Marketing

We sell our products worldwide through multiple channels that include distributors, independent sales representatives and direct sales. For 2006 and 2005, 61% and 52% of our revenue were from direct channels, respectively. We have direct sales personnel based in the United States, Europe and Asia. We also have field applications engineering and technical marketing personnel based in each of these locations that support all of our market channels. These employees provide technical support and assistance to existing and potential customers in designing, testing and qualifying products that incorporate our ICs. We intend to expand our direct sales and support staffing in key regions as opportunities develop. Certain of our distributors may act from time to time as independent sales representatives with respect to some direct customers and, in lieu of distributor discounts, may receive commissions on sales of our products handled by them.

We primarily sell our products to OEMs, either directly through distributors or through ODMs. ODMs purchase our products only when an OEM incorporates our IC into the design of the OEM’s product. Our customers’ products are complex and require significant time to define, specify, design and manufacture to meet production requirements and volume demands. Accordingly, our sales cycle is long. For example, the typical time from early engagement by our sales force to actual product introduction runs 6 to 12 months for adapter products to as much as 12 to 30 months for embedded consumer electronics products and products used by service providers and electric utilities. This cycle begins with our technical marketing, sales and field application engineers engaging with the decision maker, either an OEM or service provider, who selects our product. These lengthy sales cycles require significant investments of time, resources and engineering support before we realize revenue from product sales, if at all. However, if we are successful, a customer will decide to incorporate our IC in its product, which we refer to as a design win.

We have a business development group that focuses on creating and increasing demand for products using our ICs from cable, telephone, satellite and Worldwide Interoperability for Microwave Access (WiMAX) service providers on a global basis. As a result of these efforts, more than 35 service providers in the Americas, Europe and Asia use our products. Sales through this channel are either direct to the service provider or through an ODM or OEM selected by the service provider.

Our marketing group is responsible for our market and competitive analysis, product strategy and definition, new product introduction, sales and advertising programs and materials and corporate communications. Our marketing activities also include participation in industry trade shows, technical conferences and technology seminars worldwide.

Customers

We sell our products directly to OEMs and service providers, which include our ICs in their products. We also sell our products directly to ODMs, which include our ICs in products they supply to OEMs and service providers. In addition, we sell our products to distributors, which are independent entities that assist us in identifying and servicing OEMs and ODMs, and generally purchase our products directly from us for resale to their OEM and ODM customers. These OEMs and ODMs, in turn, sell our products to service providers and, through retail channels, to end-user customers.

Our ICs are currently incorporated into products by over 50 OEMs, including devolo AG, Aztech Systems Ltd., NETGEAR Inc., Asoka USA Corporation and LEA S.A.S, and used by more than 40 service providers, including Dish Network, Free, DirecTV, France Telecom SA and

Telenet GmbH. In 2006, devolo AG, an OEM, and Lumax International Corporation, a distributor, accounted for approximately 19% and 17% of our revenue, respectively. For the nine months ended September 30, 2007, devolo AG and Lumax International Corporation accounted for approximately 15% and 20% of our revenue, respectively. As a distributor, Lumax International Corporation sells the ICs it buys from us to multiple OEMs or ODMs.

A significant portion of our sales are to customers outside the United States and Canada. Sales to customers in Asia accounted for approximately 46% and 42% of total sales in 2006 and 2005, respectively. Sales to customers in Europe accounted for approximately 32% and 36% of total sales in 2006 and 2005, respectively. Although a significant portion of our sales are to customers in these foreign locations, the end-customers who purchase products incorporating our ICs may be in foreign and domestic locations different from the locations into which we sell.

Manufacturing

We do not own any manufacturing, test or assembly facilities for our ICs. We contract with independent foundry and assembly and testing organizations to manufacture our ICs. This allows us to focus on our design efforts, minimize fixed costs and capital expenditures and gain access to advanced manufacturing capabilities.

For some of our products, we purchase the analog front-end and amplifiers used to improve transmission reliability, or line driver components, from third parties and resell them as part of our product offering.

We currently use two wafer foundry companies for our ICs. For our HomePlug-based ICs, we use United Microelectronics Corporation (UMC) in Taiwan. We have in production HomePlug-based ICs using 90 nanometer, 130 nanometer, 150 nanometer and 180 nanometer process geometries for wafer production and we expect our next generation HomePlug-based ICs to be based on a 65 nanometer process. We use Chartered Semiconductor Manufacturing, Ltd. in Singapore for our command and control ICs, using a 0.5 micron process and plan to use them for certain HomePlug-based ICs. We use complementary metal oxide semiconductor (CMOS) manufacturing process technology for our ICs.

The assembly and testing of our products are performed by multiple principal subcontractors, which are Orient Semiconductor Electronics Ltd. (OSE) in Taiwan, Signetics in the Republic of Korea, Carsem in Malaysia, Integra Technologies LLC in Singapore and AMI Semiconductor in the United States. We intend to qualify and retain additional assembly and test subcontractors in the future to meet our capacity requirements and to further diversify our supplier base. We store and distribute our inventory from contracted warehouses in Taiwan.

We strive to maintain a high level of quality in our ICs. We have designed and implemented a quality management system that we believe provides a framework for continual improvement of products, processes and customer service. Our quality system is registered to ISO9001-2000.

Research and Development

We devote substantial resources to our research and development activities to further enhance the performance, integration and cost effectiveness of our products. As of September 30, 2007, we had 73 research and development employees focused on developing powerline and communications systems technology, including a team of 5 engineers in our advanced technology research group. We have 36 research and development employees located at our Ocala, Florida facility and 37 at our Toronto, Ontario facility. We also use contractors for their specific skills or to supplement our existing resources as needed. Our research and development employees are involved in advancing our core powerline communications and HomePlug-based technology, as well as applying this technology to new applications and media. Our core engineering capabilities include design, modeling and simulation and regulatory compliance testing and certification. Our research and development expense, including amortization of intangibles, for 2006 and 2005 was $10.9 million and $12.0 million, respectively.

Competition

Our markets are highly competitive with a variety of large and small companies providing semiconductors, hardware and software designs. We believe that our focus on powerline technology has enabled us to compete favorably with respect to the following factors:

•	Product performance, including throughput, whole home coverage and quality of service;

•	Ease of installation and use;

•	Feature set;

•	Product quality;

•	Time to market;

•	Level of integration;

•	Price for both the IC and the complete bill of materials for the powerline communications solution;

•	Product enablement and application support; and

•	Ability to comply with and influence industry standards and international regulatory requirements.

As several technologies are capable of enabling communications for high bandwidth home connectivity applications, we compete with suppliers of ICs based on powerline, other wireline and wireless technologies. Our primary powerline competitors include Afa Technologies, Inc., Arkados Group Inc., Conexant Systems, Inc. and Maxim Integrated Products Inc., which build HomePlug-based ICs, and Design of Systems on Silicon (DS2) and Panasonic, which build ICs based on incompatible non-HomePlug powerline communications technologies. We compete with most of these companies in the use of powerline communications technology over coaxial cable and telephone wiring as well as powerlines. We also face competition from a large number of companies that offer other wireline and wireless communications ICs based on various technologies, including Atheros Communication Inc., Broadcom Corporation, Conexant Systems Inc., Coppergate Communications, Ltd., Entropic Communications, Inc., Intel Corporation, Marvell Technology Group Ltd., Pulse-Link, Inc., Realtek Semiconductor Corp. and Texas Instruments Incorporated. We also face competition from companies that provide enabling technology for utility smart grid and broadband over powerline applications. Our primary competitor for sales of ICs for utility applications is DS2. We also face competition from systems providers who have developed proprietary utility communications technology including fixed wireless over private and public networks, powerline, other wireline and hybrid networks. These competitors include Esco Corporation, Echelon Corporation, and Cellnet Technology, Inc. We expect to face competition from new and emerging companies that may enter our existing or future markets and from companies that acquire our competitors and may have financial, sales, marketing, manufacturing, distribution, technical and other resources that exceed our own.

Employees

As of September 30, 2007, we employed 136 full-time employees, including 73 in research and development, 39 in sales and marketing, 8 in operations and 16 in general and administration. None of our employees is represented by a labor organization or is under any collective bargaining arrangement. We have never experienced a work stoppage. We consider our relations with our employees to be good.

Facilities

Our principal offices are located in Ocala, Florida in leased facilities of approximately 27,500 square feet, under a lease that expires on June 30, 2008. Our wholly-owned Canadian subsidiary has its principal offices in Toronto, Canada in leased facilities of approximately 7,600 square feet, under a lease that expires on February 29, 2008. We have entered into a sublease effective August 1, 2007 and expiring on December 30, 2010 for new facilities in Toronto, Canada of approximately 10,200 square feet to replace our existing facilities and an offer to lease such facilities beginning January 1, 2011 and expiring December 31, 2012. We also lease a sales and marketing office of approximately 4,300 square feet in San Jose, California, under a lease that expires on March 31, 2009. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms. We are in negotiations for leased facilities for approximately 8,000 to 12,000 square feet expected to be open during the first half of 2008 in Orlando, Florida to serve as our headquarters location. We plan to use the new Orlando office for our principal executive offices and for various marketing, finance, business development and potentially other functions. We intend to maintain all of our current facilities.

Legal Proceedings

We are not currently a party to any litigation. However, the semiconductor industry is marked by a significant number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. In the future we could become involved in various legal proceedings relating to these or other claims arising out of our ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of November 1, 2007:

Name	Age	Position(s)
Executive Officers:
Charles E. Harris	61	Chief Executive Officer and Chairman of the Board
Rick E. Furtney	47	President and Chief Operating Officer
Brian T. McGee	47	Senior Vice President and Chief Financial Officer
William E. Earnshaw	48	Senior Vice President—Engineering and Operations
William P. Casby	41	Vice President—Sales

Non-Employee Directors:
Richard I. Goldstein	46	Director
Robert C. Ketterson	44	Director
R. Douglas Norby (1) (3)	72	Director
Gary Rubinoff (1) (2)	46	Director
Samuel H. Schwartz	44	Director
Scott B. Ungerer (1) (2) (3)	49	Director
James E. Vander Mey (2) (3)	65	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Charles E. Harris has served as our Chairman of the Board since October 2001 and as our Chief Executive Officer since March 2002. Mr. Harris served as our President from October 2001 through January 2004. He served as Vice Chairman of Starwood Vacation Ownership, Inc., a subsidiary of Starwood Hotels and Resorts Worldwide, Inc., from November 1997 to October 2001 and as Chief Financial Officer from November 1997 to July 2001. Mr. Harris earned a B.A. in Political Science from the University of Florida in 1969 and a J.D. from Harvard Law School in 1972.

Rick E. Furtney has served as our President and Chief Operating Officer since August 2006. Prior to joining us, Mr. Furtney served as Vice President of the aerospace and defense division of International Rectifier Corporation, a semiconductor company providing power management solutions, from November 2004 through August 2006. From May 2000 through August 2004, he served as Vice President and General Manager of analog products at Intersil Corporation, a designer and manufacturer of high performance analog semiconductors. Mr. Furtney received a B.S. in Electrical Engineering from the University of Illinois in 1982 and an M.B.A. in Management from the Florida Institute of Technology in 1992.

Brian T. McGee has served as our Senior Vice President and Chief Financial Officer since January 2007. Prior to joining us, Mr. McGee served as the Chief Financial Officer of Lexar Media, Inc., a marketer and manufacturer of flash memory products, from May 2003 through April 2005. From May 2000 through May 2003, he served as the Chief Financial Officer of Equator Technologies, Inc., a provider of solutions for programmable broadband signal processing. Mr. McGee has served on the board of directors of HydroGen Corporation since December 2006 and has been a member of the audit committee since January 2007 and a member of the compensation committee since June 2007. He received a B.S. in Business Administration from California Polytechnic State University, San Luis Obispo in 1983 and received a Certificate in Management Accounting in 1989.

William E. Earnshaw has served as our Senior Vice President—Engineering and Operations since December 2001. He previously served as our Senior Vice President—Engineering from May 2000 through December 2001 and our Vice President—Engineering from August 1994 through May 2000. Mr. Earnshaw received a B.S.E.T. in 1982 and an M.B.A. in 1983, both from Old Dominion University.

William P. Casby has served as our Vice President—Sales since December 2004. He served as our Director of West Coast Regional Sales from August 2004 to December 2004. From July 2003 through August 2004, Mr. Casby served as Vice President of Sales for BRECIS Communications Corporation, a developer of broadband, security and VoIP ICs. From September 2001 through April 2003, he served as Vice President of Sales—North America for GlobespanVirata, Inc., a developer of network processors. Mr. Casby received a B.S. in Managerial Economics from the University of California, Davis in 1988.

Richard I. Goldstein has served as a director since 2003. Mr. Goldstein has served as a Managing Director of Liberty Associated Partners, LP, a private investment partnership, and Associated Group, LLC, its general partners, since January 2000. He has served as a Managing Director of Associated Partners, LP, a private investment partnership, and Associated Partners, GP, LP, its general partner, since June 2007. He received a B.S. from Carnegie-Mellon University in 1983.

Robert C. Ketterson has served as a director since 1994. Mr. Ketterson has served as the Managing Partner of Fidelity Ventures, a venture finance firm that invests in technology companies, since 1993. Mr. Ketterson received a B.S. in Computer Engineering from the University of Arizona in 1985 and an M.B.A. from the Massachusetts Institute of Technology’s Sloan School of Management in 1990.

R. Douglas Norby has served as a director since May 2007. Mr. Norby served as the Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc., a provider of miniaturization technologies for the electronics industry, from July 2003 through June 2006. From March 2002 through February 2003, he served as the Senior Vice President and Chief Financial Officer of Zambeel, Inc., a provider of enterprise-class network-attached storage. From December 2000 through March 2002, Mr. Norby served as the Senior Vice President and Chief Financial Officer of Novalux, Inc., a laser technology company. In March 2003, Novalux, Inc. filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. From November 1996 to December 2000, Mr. Norby served as Executive Vice President and Chief Financial Officer of LSI Corporation. Mr. Norby currently serves as a director of Alexion Pharmaceuticals, Inc., MagnaChip Semiconductor LLC and STATS Chip PAC Ltd. He also serves as a director of two private companies. He received both a B.A. in Economics and an M.B.A. from Harvard University in 1957 and 1959, respectively.

Gary Rubinoff has served as a director since March 2005. Mr. Rubinoff has served as the President and Managing Director of Summerhill Venture Partners Inc., a successor to BCE Capital Inc., a venture capital firm focusing on companies in the areas of communications, digital media and information technology, since November 2001. Mr. Rubinoff received an LLB from the University of Western Ontario in 1985 and an M.B.A. from the Ivey School of Business at the University of Western Ontario in 1991.

Samuel H. Schwartz has served as a director since June 2003. Mr. Schwartz has been employed with Comcast Corporation since April 1999, where he currently serves as a Managing Partner of Comcast Interactive Capital, LP and Executive Vice President of Comcast Interactive Media. He received his B.S. in Computer Science in 1985 and his M.B.A. in 1990, both from the University of Pennsylvania.

Scott B. Ungerer has served as a director since June 2003. Mr. Ungerer has served as the Chief Executive Officer and President of EnerTech Capital Holding Company L.P. (ECHC) and EnerTech Capital Holding Company Manager LLC, the general partner of ECHC, since 2002, as well as EnerTech Inc., EnerTech, L.P., and EnerTech Manager LLC, the general partner of EnerTech, L.P., since 2003. Mr. Ungerer serves as a director of Comverge, Inc., a provider of power management solutions to utility companies. Mr. Ungerer received a B.S. in Mechanical Engineering from Princeton University in 1980.

James E. Vander Mey has served as a director since 1989. Dr. Vander Mey served as our Chief Executive Officer from 1989 to June 1997. He served as President of Springz Entertainment Center Inc., a company operating a youth entertainment complex, from 1999 through 2003. Dr. Vander Mey received a B.S. in Physics from Wheaton College in 1963 and an M.S. and a Ph.D. in Computer Science from Pennsylvania State University in 1969 and 1970, respectively.

Board Composition

Our current bylaws provide that the authorized size of our board of directors, currently eight directors, is to be determined by resolution of the board of directors or by the stockholders at the annual meeting or at any special meeting of the stockholders. Our current directors were nominated and elected in accordance with the provisions of our amended and restated certificate of incorporation and the amended and restated stockholders agreement between us, certain holders of our common stock and all holders of our redeemable convertible preferred stock. Pursuant to these agreements, four of our directors, including Messrs. Ketterson, Ungerer, Schwartz and Goldstein, were nominated and elected as representatives of holders of our series A redeemable convertible preferred stock, one director, Mr. Rubinoff, was nominated and elected as a representative of holders of our series B redeemable convertible preferred stock and two directors, Dr. Vander Mey and Mr. Harris, were nominated and elected as representatives of holders of our common stock.

Upon the closing of this offering, the nominating and voting provisions in our amended and restated stockholders agreement will terminate, and none of our stockholders will have any special rights regarding the election or designation of board members. Thereafter, our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2008, 2009 and 2010, respectively. Upon expiration of the term of each class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Our board of directors currently consists of eight members. In April 2007, our board of directors determined that Messrs. Ketterson, Norby, Rubinoff, Schwartz and Ungerer and Dr. Vander Mey are independent under the current requirements of the NASDAQ Marketplace Rules. Mr. Harris and Dr. Vander Mey are Class I directors and will serve for one year. Messrs. Goldstein, Ketterson and Norby are Class II directors and will serve for two years. Messrs. Rubinoff, Schwartz and Ungerer are Class III directors and will serve for three years.

In connection with our transition to a public company, we expect that some of our directors who are affiliated with venture capital firms that prefer that their members not serve as directors of public companies will elect to resign from our board during the period from just prior to this offering to approximately three to six months after this offering. Based upon the information we have received to date, we expect that Mr. Rubinoff will resign during this period.

Messrs. Ketterson and Schwartz have provided notice to us that they intend to resign upon or immediately prior to the effective date of this offering. We plan to add one or more new directors and reconstitute the membership of some of our committees in connection with these changes.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.    Our audit committee consists of Messrs. Norby, Rubinoff and Ungerer with Mr. Norby serving as chair. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the qualifications, independence and performance of our independent registered public accounting firm; engages and determines the compensation of the independent registered public accounting firm; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; reviews our consolidated financial statements; reviews and approves in advance any proposed related party transactions; reviews our critical accounting policies and estimates and internal controls over financial reporting; and discusses with management and the independent registered public accounting firm the results of the annual audit and our financial statements. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and the SEC rules and regulations. In addition, the board of directors has determined that Mr. Norby is qualified as an “audit committee financial expert” within the meaning of the SEC rules and regulations. These determinations were based on information received by our board of directors, including questionnaires provided by the members of our audit committee. We believe that our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ Global Market and the SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We have adopted an audit committee charter. We expect that the committee will meet no less frequently than quarterly. Our audit committee met eight times during 2007 and three times during 2006 in connection with the review of annual audits and, with respect to the 2007 meetings, quarterly reviews of our financial statements and this offering.

Compensation Committee.    Our compensation committee consists of Messrs. Rubinoff, and Ungerer and Dr. Vander Mey, with Mr. Ungerer serving as chair. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plans. In addition, the compensation committee evaluates director compensation and makes recommendations to our board regarding director compensation. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of The NASDAQ Global Market and the SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. We have adopted a compensation committee charter. We expect that the committee will meet at least four times a year. Our compensation committee met 17 times during 2007 and 10 times during 2006 to approve equity incentive grants and review key compensation decisions.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee was established in 2007 and consists of Messrs. Norby and Ungerer and Dr. Vander Mey, with Dr. Vander Mey serving as chair. The board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence requirements under the rules of The NASDAQ Global Market. The nominating and corporate governance committee recommends to the board of directors nominees for election as directors, develops and recommends to the board corporate governance principles and meets as necessary to review director candidates and nominees for election as directors. We have adopted a nominating and corporate governance committee charter. Our nominating and corporate governance committee met two times in 2007 and acted by written consent once in 2007. We expect that the committee will meet at least four times a year.

Code of Business Conduct

Our board of directors has adopted a code of business conduct, which will become effective upon the closing of this offering. The Code establishes the standards of ethical conduct applicable to all of our directors, officers and employees. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal controls over financial reporting, corporate opportunities and confidentiality requirements. The nominating and corporate governance committee will be responsible for applying and interpreting our code of business conduct in situations where questions are presented to the committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of our company. None of our executive officers serves as a member of the compensation committee or other committee serving an equivalent function of any entity that has one or more executive officers serving on our board of directors or on our compensation committee.

Director Compensation

None of our non-employee directors received during 2006 or currently receives any cash compensation for serving on our board of directors or its committees. We do, however, reimburse director expenses for attending meetings of the board of directors and its committees.

In November 2003, our compensation committee awarded a grant of 46,927 shares of restricted common stock to Dr. Vander Mey in connection with his service as a director. Of these shares, 1,667 were issued in exchange for an equivalent number of previously-issued stock options, which were cancelled. Also in November 2003, our compensation committee awarded a grant of 638 shares of restricted common stock to Mr. Ketterson in connection with his service as a director. These shares were issued in exchange for an equivalent number of previously-issued stock options, which were cancelled. Mr. Ketterson transferred these shares to his employer in December 2004. Based upon a determination made by our compensation committee, we believe that the fair market value of the restricted common stock issued to Dr. Vander Mey and Mr. Ketterson was $0.06 per share at the time of the grants.

In April 2007, our compensation committee approved a policy of granting up to 9,147 shares of restricted common stock, with one year cliff vesting and full acceleration upon disability or death, to new members joining our board prior to the completion of this offering, with the understanding that the compensation committee will fix the exact number of shares for each new member and that the number of shares will likely decline as the date of the initial public offering becomes closer. Pursuant to this policy, in April 2007, our compensation committee awarded a grant of 6,403 shares of restricted common stock to Mr. Norby upon his election as a member of our board. Based upon a determination made by our compensation committee, we believe that the fair market value of these shares at the time of the grant was $8.04 per share.

Following the completion of this offering, we expect to grant the following compensation to new directors who join our board, and to existing directors who remain on our board, on or after the effective date of this offering:

•

an initial grant of non-qualified stock options having a Black-Scholes value of approximately $185,000, as determined by the compensation committee, representing 28,900 shares of our common stock based upon a per share exercise price of $10.00, which is the mid-point of the range shown on the cover of this prospectus, with an exercise price equal to the fair market value of our common stock on the date of grant (which, in the case of directors who remain on the board at the time of the completion of this offering, will be the price to the public in this offering) and annual vesting in arrears over three years with full acceleration upon disability or death or failure to be re-nominated for re-election to the board other than at the request of the director; plus

•

an annual equity grant, to be made as of the date of each annual meeting of stockholders (beginning with the 2009 annual meeting) of non-qualified stock options having a Black-Scholes value of approximately $90,000, as determined by the compensation committee, with an exercise price equal to the fair market value of our common stock on the date of grant and cliff vesting as of the day prior to the next annual meeting of stockholders and full acceleration upon disability or death; plus

•	An annual cash retainer for board service of $30,000, payable quarterly in arrears, regardless of meetings attended.

On or after the effective date of this offering, we will also provide an annual cash retainer for board committee service, payable quarterly in arrears regardless of meetings attended, as follows:

•	audit committee: $15,000 for the chair and $7,500 for each other member;

•	compensation committee: $8,000 for the chair and $4,000 for each other member; and

•	nominating and corporate governance committee: $5,000 for the chair and $3,000 for each other member.

We do not expect to pay additional compensation for board or committee meetings actually attended.

Limitations on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation as will be in effect upon completion of this offering limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our amended and restated certificate of incorporation may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any director or officer for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to customary exclusions.

In August 2007, we entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorney’s fees), judgments, fines, penalties and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions that will be contained in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving one of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below in the section entitled “Executive Compensation.” This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Introduction

This compensation discussion and analysis explains the material elements of the compensation awarded to, earned by, or paid to each of our executive officers who served as our named executive officers during calendar year 2006.

Philosophy and Objectives of Our Compensation Program

Our compensation philosophy seeks to balance accountability and fairness. We believe that our employees should have clear performance goals and be accountable for their performance. At the same time, we believe that the administration of our compensation programs should provide sufficient discretion to prevent unfair results when changing business needs or other unanticipated events adversely affect the accomplishment of specified goals. The primary objective of our compensation programs is to enable us to attract, retain and motivate employees who have the talent, experience and personal commitment to manage our present business and to help us achieve significant future growth. We strive to do this by providing compensation that is competitive in the marketplace, links pay with short-term and long-term performance and aligns the interests of our employees with the interests of our stockholders. We believe that both fixed and risk-based, or incentive, compensation are necessary to accomplish these goals. We believe that fixed compensation should primarily provide for the employee’s basic budgetary needs and that risk-based compensation should provide an opportunity to build wealth and pay for long-term obligations. Our risk-based compensation programs are intended to reward individual and company performance of specific business, financial and strategic objectives. Prior to this offering, we have been a privately-held company owned primarily by venture capital and private investors. Venture capital investors typically invest in a start-up company with the objective of commercializing its technology, growing its business, increasing its value and achieving a liquidity event for its then-existing stockholders. Accordingly, our long-term, risk-based compensation programs to date have included incentives for our employees to achieve long-term shareholder value in a liquidity transaction such as an initial public offering or a sale of the company to a larger enterprise.

Implementing Our Compensation Program

Compensation Committee Authority

Compensation for our executive officers is administered by the compensation committee of our board of directors, which is currently composed of three members: Gary Rubinoff, Scott B. Ungerer, chair, and James E. Vander Mey. Robert C. Ketterson served on the compensation committee until November 2007. Messrs. Ketterson, Rubinoff and Ungerer reviewed and approved the 2006 and 2007 compensation arrangements described in this compensation discussion and analysis. Our board of directors appoints the compensation committee members and delegates to the compensation committee the direct responsibility for, among other matters:

•	approving, in advance, the compensation and employment arrangements for our executive officers;

•	administering, reviewing and recommending changes to all our equity-based plans to our board of directors as appropriate, subject to stockholder approval as required;

•	approving award payments to executive officers under our short-term cash compensation programs; and

•	granting awards of stock options, restricted common stock and other equity incentives to our executive officers and employees under our equity incentive plans.

Pursuant to its charter, our compensation committee is authorized to obtain at our expense compensation surveys, reports on the design and implementation of compensation programs for directors, executive officers and employees, and other data and documentation as the compensation committee considers appropriate. In addition, the compensation committee has the sole authority to retain and terminate any outside counsel or other experts or consultants engaged to assist it in the evaluation of compensation of our directors and executive officers, including the sole authority to approve such consultants’ fees and other retention terms. Our board of directors has determined that each compensation committee member is independent under the listing standards of The NASDAQ Global Market and the SEC rules and regulations, and that each member is an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (Internal Revenue Code).

Determining Compensation

Factors Considered and Role of Experts

In making decisions about named executive officer compensation, our compensation committee considers a number of factors, including:

•	our overall performance and financial condition;

•	the total revenue, revenue growth and number of employees being managed by our executive officers;

•	the roles and responsibilities of the respective position;

•	the qualifications, skills and experience level of the respective executive officer;

•	the respective executive officer’s past performance and anticipated future performance;

•	the respective executive officer’s anticipated future impact on our success;

•	the compensation provided for similar positions by similar companies;

•	compensation trends and competitive conditions in the market for the respective executive officer’s services;

•	the total compensation and compensation mix required to retain the respective executive officer; and

•	the relative compensation levels among our executive officers.

For compensation decisions in 2006 and prior years, the compensation committee assessed the above factors based on the committee members’ respective business and compensation experience obtained while working with privately-held companies in industries similar to ours. For these decisions, the compensation committee did not use any benchmarking of total compensation or any compensation components, or use any salary surveys or reports or any compensation metrics from a list of peer companies. In addition, the compensation committee did not establish any percentage goals for the mix of compensation components or establish any percentile targets for the levels of compensation provided. The compensation committee also did not retain the services of a compensation consultant to design, review or evaluate our executive officer compensation arrangements for 2006.

During 2007, our compensation committee engaged Radford Surveys + Consulting (Radford) to assist the compensation committee in assessing the adequacy of our compensation programs as we transition from a private company to a public company. Radford reviewed and provided recommendations with respect to the base salary, short-term cash incentive and long-term equity incentive compensation for our executive officers. Radford also reviewed and made recommendations with respect to our executive officer employment agreements, including severance arrangements. In presenting its information and recommendations, Radford used a blend of its high-technology executive and benchmark survey data and public industry peer data. The Radford high-technology executive survey used data from public and private semiconductor companies with revenue from $75 million to $150 million or, if information from this database was not available or deemed to be statistically inadequate, from $50 million to $300 million. The Radford high-technology benchmark survey used data from all public semiconductor companies, regardless of revenue. Peer data was collected from the U.S.-based public semiconductor companies set forth below, with whom, based on employee size, market capitalization or revenue, we believe we compete for executive talent. This peer group was selected by Radford and approved by the chair of the compensation committee following input from our Chief Executive Officer.

Our peer group selected by Radford includes the following companies:

Advanced Analogic Technologies, Inc.	Mellanox Technologies, Ltd.
ANADIGICS, Inc.	Monolithic Power Systems, Inc.
Atheros Communications, Inc	NetLogic Microsystems, Inc.
Cirrus Logic, Inc	Pericom Semiconductor Corp.
DSP Group, Inc.	PLX Technology, Inc.
Exar Corporation	Sirenza Microdevices, Inc.
Hittite Microwave Corp.	Silicon Image, Inc.
Ikanos Communications, Inc.	SiRF Technology Holdings, Inc.
InterDigital Communications, Inc.	Volterra Semiconductor Corp.
Microtune, Inc.

Although some of these companies have more employees, higher market capitalization or greater revenue than we do at present, we believe that the peer group, taken as a whole, provides a representative competitive group for purposes of benchmarking compensation.

Based upon this information, the compensation committee made adjustments in 2007 to the base salary, short-term cash incentive and long-term equity incentive compensation for our executive officers. These 2007 adjustments are described below in the discussion of the specific components of our executive officer compensation.

Role of Our Executive Officers in the Compensation Process

Our executive officers do not propose or seek approval for their own compensation. Mr. Harris, our Chief Executive Officer, provides recommendations to the compensation committee in its evaluation and design of compensation programs for our executive officers and recommends individual compensation levels for executive officers other than himself. Mr. Harris bases his individual compensation recommendations on his knowledge of each executive officer’s performance during the review period, his assessment of the executive officer’s likely future performance and value to us and, to the extent available, information on compensation at competitive companies. Mr. Harris also provides the compensation committee with management’s assessment of appropriate future goals as well as company goal performance under our short-term cash incentive programs. Mr. Harris attended most of the compensation committee’s meetings in 2006 and 2007 and participated in the discussions. He also served as secretary of the meetings he attended for the purpose of keeping minutes. However, Mr. Harris was not present during compensation committee deliberations and voting pertaining to the determination of his own compensation. No other named executive officer assumed an active role in the evaluation, design or administration of 2006 executive officer compensation programs. However, Mr. Furtney, our President and Chief Operating Officer, and Mr. McGee, our Senior Vice President and Chief Financial Officer, attended most of the compensation committee’s meetings held during 2007 and participated in the discussions. Messrs. Furtney and McGee were not present during compensation committee deliberations and voting pertaining to the determination of their own compensation.

Tax Deductibility of Compensation and Accounting Considerations

Section 162(m) of the Internal Revenue Code limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to certain executive officers in a calendar year. Compensation above $1.0 million may be deducted if it is “performance-based compensation.” The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Effective January 1, 2006, we adopted the fair market value provisions of SFAS 123(R). Under SFAS 123(R), we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The compensation committee has determined to retain for the foreseeable future our equity compensation program (which includes the granting of stock options and restricted common stock) as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123(R). We generally grant equity awards to our employees based on applicable accounting guidance at fair market value on the grant date in accordance with the determination in good faith by the compensation committee of our board of directors.

Compensation Claw-Backs

The compensation committee has not adopted any policies designed to require executive officers to return cash incentive payments or stock sale proceeds to the extent of accounting misstatements, restatements or other irregularities.

Compensation of Our Named Executive Officers

Our named executive officers for 2006 were Charles E. Harris, our Chief Executive Officer and Chairman of the Board; Rick E. Furtney, who joined us as President and Chief Operating

Officer in August 2006; William E. Earnshaw, our Senior Vice President—Engineering and Operations; William P. Casby, our Vice President—Sales; and Bryan R. Carr, our former Senior Vice President and Chief Financial Officer who terminated his positions with us in January 2007. Brian T. McGee became our new Senior Vice President and Chief Financial Officer in January 2007. Although Mr. McGee was not an employee during 2006, he is included as a named executive officer in the discussion and analysis in this section.

Compensation Strategy and Implementation of Our Compensation Objectives

Our executive officer compensation strategy is designed to attract, retain and motivate qualified executive officers and to align their interests with those of our stockholders. We seek to implement these objectives by linking significant components of executive officer compensation to the achievement of specific business, financial and strategic objectives. These strategic objectives include the achievement of long-term shareholder value in a liquidity transaction such as an initial public offering or a sale of our company to a larger enterprise.

Elements of Compensation

The total compensation for our executive officers consists of some or all of the following elements:

•	base salaries;

•	annual or semi-annual cash incentive awards;

•	discretionary bonuses;

•	long-term equity incentive compensation; and

•	certain perquisites and other benefits.

Our compensation committee has not established any formal guidelines for allocating the percentage of total compensation among these elements. However, as we seek to employ executive officers who are entrepreneurially driven, we offer a compensation package that places a significant amount of total compensation at risk through the use of annual cash incentive programs and equity incentives. We believe this approach helps us attract and retain executive officers who seek to achieve the performance and increase in share value expected by our stockholders. Our compensation committee reviews the compensation of our named executive officers with a goal of setting compensation at levels the compensation committee believes are comparable with executive officers in other companies of similar size and stage of development operating in our industry while taking into account our relative performance and our own strategic goals. The compensation received by our named executive officers consists of the elements described below.

Base Salaries

Base salaries of our executive officers are reviewed by the compensation committee at the time of hire or in connection with promotions or any other material change in responsibilities. Base salaries are adjusted from time-to-time to align base salaries to market levels after taking into account the factors described above as well as the overall mix of each executive officer’s compensation. Base salaries paid to our named executive officers in 2006 are discussed below and are reflected in the Summary Compensation Table under “Executive Compensation” below.

For 2006 and prior periods, the compensation committee did not establish any peer group percentile targets for base salaries. In September 2006, the compensation committee approved an increase in the base salary of Mr. Harris of $25,000, or 9.1%, to $300,000 in connection with the renegotiation of his employment agreement. This increase was the first increase in his salary since January 1, 2003. In prior periods, the compensation committee concluded, with Mr. Harris’ consent, that our difficult business and operating condition made salary increases an inappropriate compensation tool for our Chief Executive Officer. The 2006 increase was primarily intended to reflect our improved business and operating condition, as measured by our increasing revenue and gross profits and decreasing net loss, and to ensure that Mr. Harris’ fixed compensation remained competitive in light of our achievements. The determination of the percentage increase in the base salary of Mr. Harris was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on the subjective analysis of the compensation committee of what it determined was competitive and appropriate. The compensation committee reached this determination based on the committee members’ respective business and compensation experience obtained while working with privately-held companies in industries similar to ours. Our compensation committee established an annual base salary of $250,000 for Mr. Furtney when he joined us as President and Chief Operating Officer in August 2006. The compensation committee concluded, based on negotiations with Mr. Furtney that this base salary level was necessary to induce Mr. Furtney to join us. During negotiations with Mr. Furtney we initially suggested a salary range. In negotiation discussions, Mr. Furtney indicated that he would not accept our offer unless the base salary was set at the high end of our proposed salary range. The determination of the amount of base salary necessary to induce Mr. Furtney to accept employment with us was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on negotiations, Mr. Furtney’s level of compensation with his previous employer, and on the subjective determination of our compensation committee during such negotiations. The compensation committee approved an increase in the base salary for Mr. Casby of 4.2% in February 2006. This increase was intended primarily to recognize his contribution to our achievements in revenue growth and improved gross margin and to ensure that his fixed compensation remained competitive in light of those achievements. The determination of the percentage increase in the base salary of Mr. Casby to ensure it was sufficient to remain competitive was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on the subjective analysis of the compensation committee of what it determined was competitive and appropriate. The compensation committee reached this determination based on the committee members’ respective business and compensation experience obtained while working with privately-held companies in industries similar to ours. Based upon its assessment of his performance, the compensation committee did not approve a base salary increase for Mr. Carr during 2006. In lieu of providing an increase in Mr. Earnshaw’s base salary for 2006, the compensation committee doubled the percentage of his annual cash incentive opportunity so that he would have a higher proportion of his total cash compensation at risk and dependent upon the achievement of company and his individual goals. The compensation committee approved a base salary of $230,000 for Mr. McGee when he joined us as Senior Vice President and Chief Financial Officer in January 2007. The compensation committee concluded, based on negotiations with Mr. McGee, that this base salary level was necessary to induce Mr. McGee to join us. During negotiations with Mr. McGee, we initially suggested a salary range. In negotiation discussions, Mr. McGee indicated that he would not accept our offer unless the base salary was set at the high end of our proposed salary range. The determination of the amount of base salary necessary to induce Mr. McGee to accept employment with us was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on negotiations, Mr. McGee’s level of compensation with his previous employer, and on the subjective determination of our compensation committee during such negotiations.

In May 2007, the compensation committee established a target for executive officer base salaries within 10% of the 50th percentile of our peer group. The compensation committee concluded that this level represented an appropriate balance between the need to attract executive talent and the need to control expenses. Using this percentile target and the information supplied by Radford, the compensation committee approved an increase in Mr. Harris’ base salary of $50,000, or 16.7%, and increases in the base salaries for Messrs. Furtney, McGee, Earnshaw and Casby averaging 8.4%. The new salaries established by our compensation committee for Messrs. Harris, Furtney, McGee, Earnshaw and Casby are $350,000, $275,000, $240,000, $210,000 and $195,000, respectively, with the new salaries for Messrs. Earnshaw and Casby taking effect in February 2007 and the new salaries for Messrs. Harris, Furtney and McGee taking effect in July 2007. Notwithstanding the established targets, the salary increase approved for Mr. Furtney brought his base salary to the 75th percentile of companies in the peer comparative group. The compensation committee concluded that this percentile level was appropriate in light of Mr. Furtney’s overall responsibilities, the committee members’ judgment of his performance in his job to date and the fact that his total cash compensation (including both salary and short-term cash incentive compensation) following the increase in base salary would still be approximately at the 50th percentile. In setting the base salary for Mr. Furtney to the 75th percentile, the compensation committee did not identify specific components of Mr. Furtney’s performance that were the basis for setting his compensation above the 50th percentile. Our compensation committee did not employ specific performance criteria and ultimately reached its determination subjectively. The 2007 base salary adjustments were primarily intended to bring the respective salaries into a targeted range of peer public company compensation, using the peer data provided by Radford.

Short-Term Cash Incentive Awards

Our executive officers participate in one or both of two short-term cash incentive plans: an Annual Cash Incentive Plan, or ACIP, and a Sales Incentive Plan. These plans are designed to reward performance over a specified period of one year or less. All of our named executive officers participate in the ACIP. Mr. Casby, our Vice President—Sales, is the only named executive officer who participates in the Sales Incentive Plan. The compensation committee approves all payments made under the short-term cash incentive plans. The compensation committee has the discretion to approve the award payments based on unaudited financial information or to wait for receipt of audited financial statements. The compensation committee approved the award payments for the 2006 plan period in February 2007, based on unaudited financial information.

For 2006 and prior periods, the compensation committee did not establish any peer group percentile targets for our short-term cash incentive awards or for total cash compensation. In May 2007, based upon information provided by Radford, the compensation committee established a peer target for executive officer total cash compensation, including base salaries and short-term cash compensation, within 15% of the 50th percentile. The compensation committee concluded that this level represented an appropriate balance between the need to attract executive talent and the need to control expenses.

ACIP.    Our ACIP provides cash bonus awards to participating employees based on the achievement of specific goals during a given plan period. For 2006, the plan period was the calendar year. For 2007, two plan periods apply—January 1, 2007 through June 30, 2007 and July 1, 2007 through December 31, 2007. Substantially all of our employees, other than most of our sales, sales support and business development teams, participate in the ACIP. Each ACIP participant is assigned an at-plan award target equal to a percentage of the employee’s base salary during the plan period, with part of the award target based on the achievement of company goals and part based on the achievement of individual goals. Company and individual goals may include both quantitative and qualitative targets. The entire ACIP bonus opportunity for Messrs. Harris and Furtney is based on the achievement of company goals, based on the percentages described below, reflecting their broad, company-wide responsibilities. For our other named executive officers, 75% of their ACIP bonus opportunity is based on the achievement of company goals, based on the percentages described below, and 25% is based on the achievement of individual goals. The company goals are recommended by management and approved by our compensation committee, which also assesses performance of the company goals based in part on recommendations from our Chief Executive Officer. Consistent with its philosophy of balancing accountability with fairness, the compensation committee has the right to exercise discretion in assessing performance under both quantitative and qualitative goals and to modify the goals previously established.

For 2006, 25% of our company goals were based on achieving targeted annual revenue, 25% were based on achieving other quantitative or qualitative financial goals (operating within budgeted cash flow parameters and positioning us for a successful financing or initial public offering), 20% were based on achieving customer design wins and positioning HomePlug-based technology in the marketplace, 20% were based on achieving research and development targets for our product roadmap and 10% were based on achieving quantitative or qualitative management goals (strengthening our marketing and engineering execution and improving our operating efficiency). The entire 2006 ACIP bonus opportunity for Messrs. Harris and Furtney, and 75% of the 2006 ACIP bonus opportunity for Messrs. Earnshaw, Casby, and Carr, were based on the achievement of the foregoing company goals. The individual goals for Mr. Earnshaw included the achievement of seven research, design or production milestones relating to our existing and future products, the achievement of two cost reduction targets for three of our existing products, and the achievement of management process improvements in three areas. The individual goals for Mr. Casby included the achievement of a specified revenue target, operating within the sales group’s budget, the achievement of design win and volume production targets in four customer or product categories, and improving our field applications team. The individual goals for Mr. Carr included preparation of internal control and disclosure systems for a potential public offering, taking a more proactive role in financial operations, internal financial and performance reviews and operations improvement throughout Intellon, positioning us for a successful capital markets transaction, maintaining our quality certification and managing and completing our 2007 business plan and budget by a specified date. Although we do not publicly disclose specific company and individual goals relating to the award targets of our named executive officers, our compensation committee established these goals at a level that was designed to be challenging, but such that if each named executive officer and the company perform as expected, there is a high likelihood that such named executive officer would achieve a substantial portion of his target bonus.

In April 2006, the compensation committee established the at-plan award targets for the 2006 plan year for each executive officer except Mr. Furtney, who had not joined us at that time. The award target for Mr. Furtney was established in August 2006. The compensation committee concluded, based on negotiations with Mr. Furtney, that this short-term cash incentive level was necessary to induce Mr. Furtney to join us. The award targets approved by the compensation committee under the ACIP for the 2006 plan year were based on a percentage of each executive’s base salary for 2006, except for Mr. Harris, for whom the compensation committee subjectively determined it would be appropriate to use his increased base salary of $300,000. These award target percentages are as follows: 60% for Mr. Harris, 50% for Mr. Furtney, 24% for Mr. Earnshaw, 12% for Mr. Casby and 12% for Mr. Carr. The targets for Messrs. Harris and Earnshaw represented increases over their 2005 targets of 40% and 12% of their base salary, respectively, and were intended to increase the at-risk proportion of each executive officer’s total cash compensation to create a greater incentive for performance. The compensation committee did not change the at-plan award targets for Messrs. Carr or Casby. The compensation committee concluded that increasing the award target for Mr. Carr was not justified by his performance. Mr. Casby’s target award was not changed because the compensation committee concluded that, because of his position as head of worldwide sales, most of his short-term cash incentive compensation should be derived from the Sales Incentive Plan described below. The compensation committee established an ACIP award target of 35% of Mr. McGee’s base salary when he joined us in January 2007. The compensation committee concluded, based on negotiations with Mr. McGee, that this short-term cash incentive level was necessary to induce Mr. McGee to join us.

Based on the survey information and peer data provided by Radford, in May 2007, the compensation committee reviewed the short-term cash incentive compensation of our executive officers. The compensation committee increased the award target for Mr. Harris to 65% of his base salary, and for both Messrs. McGee and Earnshaw to 40% of each of their respective base salaries, effective for the ACIP plan period of July 1, 2007 through December 31, 2007. Our compensation committee set the 2007 ACIP goals at levels that were designed to be challenging, but such that if each named executive officer and the company performed as expected, there is a high likelihood that such named executive officer will achieve a substantial portion of his target bonus for 2007.

The 2006 and 2007 increases in short-term cash incentive compensation reflect the compensation committee’s position that this compensation component should represent a higher percentage of an executive officer’s compensation as the executive officer’s company-wide responsibilities and impact on the operating results of the business increase. The 2007 increases were intended to place the respective executive officer’s total cash compensation within the percentile range targeted by the compensation committee based upon survey information and peer data provided by Radford.

For the 2006 ACIP plan period, the compensation committee concluded that 94.2% of the company goals had been achieved. The compensation committee determined that the named executive officers’ performance in achieving 103% year-over-year revenue growth to $33.7 million merited credit for substantial achievement of the target. In connection with this assessment, the compensation committee exercised its discretion to award 95% credit for achieving 95% of the annual revenue plan. The individual goals are established, and performance under the goals is assessed, by each participant’s manager and reviewed by our Chief Executive Officer. Our compensation committee also reviews the individual goal performance grades assigned to our executive officers. Managers have the right to exercise some discretion in assessing performance, but are required to use a grading system set forth in the plan. For 2006, the individual goals for Mr. Earnshaw primarily related to achieving specified engineering and production deliverables, reduced wafer pricing and improvements in the research and development process. Mr. Earnshaw was credited with achieving 84% of these goals. For 2006, the individual goals for Mr. Casby primarily related to achieving budgeted total revenue, operating the sales group within budgeted expense parameters, achieving specified design wins and sales and strengthening our field applications engineering support team. Mr. Casby was credited with achieving 86% of these goals. The plan also permits the compensation committee to pay special awards for performance above the at-plan targets. No such awards were made to our named executive officers for the 2006 ACIP plan period. Awards under the plan are paid shortly after completion of the applicable plan period and completion of necessary calculations and approvals.

Sales Incentive Plan.    The Sales Incentive Plan is intended to reward our sales and sales support teams. It provides cash bonus awards to participants based upon the achievement of quantitative quarterly and, in some cases, annual design win and revenue goals recommended by management and approved by the compensation committee. The plan provides for specified payouts at-plan, with increasing payouts for performance above plan and special awards for achieving specified goals substantially beyond plan known as stretch goals. Payments are made quarterly or annually, depending upon the award target. The compensation committee has the right to exercise discretion in assessing performance under the plan and to modify the goals previously established. In approving the awards under the plan for 2006, the compensation committee exercised discretion by providing full plan credit for achieving approximately 95% of the annual revenue plan. The compensation committee approved this approach to create an additional incentive during the fourth quarter of 2006 for plan participants to maximize sales that might still fall short of the annual plan goal. In approving this credit, the compensation committee noted that we had recorded a significant year-over-year increase in revenue in 2006 over 2005. For 2006, the at-plan award target for Mr. Casby under the Sales Incentive Plan was equal to $110,000 representing the sum of (i) $60,000, or 34.4% of his 2006 base salary, for the achievement of quarterly design win and revenue goals plus (ii) $50,000, of 28.7% of his 2006 base salary, for the achievement of annual revenue goals. The amount paid to Mr. Casby under the at-plan award target for 2006 was $59,127, which was equal to 33.9% of his base salary and 23.4% of his total cash compensation. Mr. Casby was also eligible for stretch goals equal to $52,520, or 30.1% of his 2006 base salary. He did not receive any payouts for the stretch goals. Mr. Casby is the only named executive officer who participated in the Sales Incentive Plan.

The following table summarizes, for each named executive officer, the target cash incentive awards and the amounts actually earned by each named executive officer under each incentive plan:

Name	2006 ACIP			2006 Sales Incentive Plan
	Target		Actual	Target	Actual	Total
Charles E. Harris	$180,000		$169,560	$—	$—	$169,560

Rick E. Furtney	46,474	*	43,779	—	—	43,779

William E. Earnshaw	44,100		40,418	—	—	40,418

William P. Casby	20,930		19,287	110,000	59,127	78,414

Bryan R. Carr	21,600		17,690	—	—	17,690

*	Mr. Furtney’s 2006 ACIP target is pro-rata based on his August 2006 start date.

Accordingly, the total short-term cash incentive payments earned for 2006 were $169,560, $43,779, $40,418, $78,414 and $17,690 for Messrs. Harris, Furtney, Earnshaw, Casby and Carr, respectively. For 2006, the annual cash bonus paid to our Chief Executive Officer accounted for approximately 37.3% of his total cash compensation excluding the discretionary bonus described below and 23.7% of his total cash compensation including such discretionary bonus. For our other named executive officers in 2006, their short-term cash incentive payments, on average, accounted for approximately 22.2% of their respective total cash compensation excluding the discretionary bonuses described below that were paid to Mr. Furtney and 15.2% including such discretionary bonuses.

Discretionary Bonuses

We use discretionary bonuses to reward exceptional performance that is not covered by other incentive compensation plans and to provide special compensation necessary to retain or attract key employees. Discretionary bonuses paid to executive officers are approved in advance by the compensation committee. Messrs. Harris and Furtney received discretionary cash bonuses of $155,000 and $200,000, respectively, during 2006. These bonuses were approved by the compensation committee. Mr. Harris’ bonus was paid to offset the taxable income he incurred based on the fair market value of a restricted common stock award granted to him in connection with the renegotiation of his employment agreement at the request of the compensation committee in September 2006, as described below. The compensation committee determined that this discretionary bonus was necessary to induce Mr. Harris to agree to the changes to his employment agreement, which the compensation committee believed were in our best interests. Our compensation committee allocated $157,000 of Mr. Furtney’s total discretionary bonus to offset the taxable income he incurred based on the fair market value of a restricted common stock award granted to him in connection with his July 2006 employment agreement to become President and Chief Operating Officer. The remaining $43,000 was paid as a one-time signing bonus upon Mr. Furtney’s commencing his employment in August 2006. Based upon negotiations between us and Mr. Furtney, the compensation committee determined that the discretionary bonuses paid to Mr. Furtney were necessary to induce him to join us as President and Chief Operating Officer. The determination of the amount of discretionary bonuses to be paid to Mr. Furtney sufficient for him to accept employment with us was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on negotiations, his eligible bonus amount from his previous employer, and on the subjective determination of our compensation committee during such negotiations. In 2007, our compensation committee retrospectively determined that the fair market value of our common stock was higher than originally estimated by the compensation committee when it made the 2006 restricted common stock grants to Messrs. Harris and Furtney. In light of this updated valuation and the resulting increased tax burden placed upon Messrs. Harris and Furtney, the compensation committee determined that the discretionary bonuses relating to the 2006 grants of restricted common stock were inadequate to serve their intended purpose. To offset this increased tax burden, in April 2007 the compensation committee approved additional discretionary bonuses to Mr. Harris in the amount of $106,253 and to Mr. Furtney in the amount of $171,617, both of which bonuses included amounts to defray the additional tax liability related to such bonuses. These amounts were expensed in 2006 and are shown as 2006 compensation in the Summary Compensation Table under “Executive Compensation” below. The compensation committee expects that the basis for the discretionary bonuses paid to Messrs. Harris and Furtney in 2006 and 2007 will be non-recurring. Total discretionary bonuses for Messrs. Harris and Furtney were $261,253 and $371,617, respectively, in 2006.

Long-Term Equity Incentive Compensation Overview

Our long-term equity incentive plans are designed to attract and retain key employees and consultants to provide them with an incentive to maintain and enhance our long-term performance record. We believe equity incentives are a particularly important motivator in the technology industry to attract and retain talented executives over the long-term. We also believe that these plans are important to align the interests of our employees with those of our stockholders. We currently administer long-term incentive compensation awards primarily through our 2000 Employee Incentive Plan, and following this offering, through our 2007 Equity Incentive Plan. Awards previously issued under the 2000 Employee Incentive Plan will continue to be outstanding in accordance with their terms. Any authorized but unissued shares remaining available for issuance under the 2000 Employee Incentive Plan at the effective date of this offering will be transferred to the 2007 Equity Incentive Plan. Awards under the 2000 Employee Incentive Plan were generally approved by the compensation committee, and all awards under the 2007 Equity Incentive Plan will be approved by the compensation committee. These equity plans are described below under “Executive Compensation—Benefit Plans.”

Historically, most of our employees have participated in our equity incentive plans. Our compensation committee has generally considered and made equity awards in the following circumstances:

•	upon the hiring of new employees;

•	upon the promotion of some employees;

•	following significant equity financings, to reduce the impact of dilution on our employees; and

•	as deemed necessary to provide proportionality and fairness across our key employees.

Prior to our recapitalization in 2003, we used stock options as our primary equity incentive. With the substantial decline in the value of our common stock as a result of our recapitalization in 2003, we began using restricted common stock as our primary equity incentive tool due to the more favorable tax treatment potentially available to our participating employees.

During the last quarter of 2006, we transitioned back to stock options as our primary equity incentive tool as our employees were experiencing an increased tax burden from the receipt of restricted common stock due to the increase in fair market value of our common stock. We expect that stock options will be our primary equity incentive in the short term, although we expect to evaluate the use of restricted common stock units and other forms of equity incentives. Prior to 2007, we granted incentive stock options, or ISOs, to the extent permitted by applicable tax regulations because of the tax benefits available to employees upon exercise of such options. However, in 2007, we began issuing non-qualified stock options to our executive officers to simplify accounting and tax treatment and to allow us to use available tax deductions upon the exercise of such options. We believe this change is consistent with industry trends for public companies.

Restricted common stock awards that we have granted have used performance-based or time-based vesting or a combination of both. Performance-based awards vest if specified performance targets, as established by our compensation committee, are achieved within a specified period of time. Time-based awards vest in accordance with vesting schedules determined by our compensation committee. A restricted common stock award subject to vesting is not necessarily immediately taxable to our executive officers unless such individual makes an election under Section 83(b) of the Internal Revenue Code. In the absence of a section 83(b) election, the value of the restricted common stock award becomes taxable to the recipient as the shares awarded vest based on the fair market value of the shares on the grant date.

Prior to 2007, the compensation committee did not establish any peer group percentile targets for long-term equity based compensation or use any benchmarking for the establishment of equity incentive awards. Based on the information provided by Radford in May 2007, the compensation committee established a target for executive officer long-term equity incentive compensation within 30% of a range between the 50th and 75th percentiles of our peer group for the respective executive positions. This is a higher percentile target than the percentile target established for base salaries and total cash compensation. The compensation committee concluded that this higher percentile target was advisable to attract executive talent, provide meaningful at-risk compensation and align the interests of our executive officers with the interests of our stockholders.

2006 and 2007 Equity Incentive Awards

Our compensation committee made the equity incentive grants described below to our named executive officers during 2006.

In connection with his initial employment in August 2006, our compensation committee awarded Mr. Furtney 336,834 shares of restricted common stock subject to a vesting schedule over a four-year period, with 25% of the shares vesting immediately. The compensation committee also awarded Mr. Furtney an additional 84,209 shares of restricted common stock that vest only upon the occurrence of a change in control or an initial public offering having a minimum specified value. Based on the price range listed on the cover page of this prospectus, we do not expect this offering to meet the minimum specified value required to vest these shares of restricted common stock. We will incur a one-time compensation expense of $147,304, provided these shares of restricted common stock vest, based on the fair market value at the time of grant of $1.75 per share. Based upon negotiations between us and Mr. Furtney, the compensation committee concluded that the foregoing awards were necessary to induce Mr. Furtney to join us as our President and Chief Operating Officer. The separate grant of 84,209 shares of restricted common stock was made to meet Mr. Furtney’s request for a higher equity award while conditioning the vesting of the additional shares on the achievement of a specified minimum shareholder value in connection with the strategic objective of a liquidity event. The determination of the number of shares of restricted stock to be issued to Mr. Furtney sufficient for him to accept employment with us was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on negotiations and on the subjective determination of our compensation committee during such negotiations.

In September 2006, the compensation committee at its initiative renegotiated Mr. Harris’ employment agreement in order to align his financial incentives for achieving a company liquidity event. The committee sought to ensure his financial incentives were generally neutral on an after-tax basis between a change in control and an initial public offering by restructuring his employment agreement so that Mr. Harris would be eligible to receive roughly the same overall after tax value from either a change in control or an initial public offering with the same valuation. The committee sought to accomplish this result by reducing the amount of the special cash payment payable to him upon the occurrence of a change in control in exchange for an increase in the amount of restricted common stock held by him. Mr. Harris therefore agreed to an amendment to his employment agreement to reduce the amount of special cash payment payable to him upon the occurrence of a change in control in exchange for an increase in the shares of restricted common stock granted to him. Before the renegotiation, the contract provided that Mr. Harris would be entitled to receive a cash payment equal to 3.0% of the lesser of the net transaction amount paid to shareholders in the change of control or the aggregate preference on our outstanding redeemable convertible preferred stock, in either case less any severance payments paid to Mr. Harris. Following the renegotiation, the percentage amount was changed to 3.0% on the first $100 million of net transaction consideration plus 1.5% of any net transaction consideration from $100 million to $175 million plus 0.75% of any net transaction consideration over $175 million. As the compensation committee believed that the total amount payable pursuant to this provision could be more substantial than intended when this provision was originally agreed to, in part because of the increased valuation of the company, the compensation committee asked Mr. Harris to reduce the amount of the payment in exchange for the issuance of 260,679 additional shares of immediately vested restricted common stock at a fair market value at the time of grant of $1.75 per share, or an aggregate fair market value of $456,000. The compensation committee also paid Mr. Harris discretionary bonuses of $155,000 and $106,253 to offset the additional taxes he otherwise would not have incurred but for his agreement to receive such common stock in exchange for restructuring his employment agreement, as described above under “—Discretionary Bonuses.” The amount of the payment reduction and the number of shares of restricted common stock issued resulted from negotiations between Mr. Harris and the compensation committee. The compensation committee concluded that the amounts balanced the compensation committee’s goal of reducing the amount payable by us as the company’s valuation increased with the compensation committee’s intent to offset any resulting additional taxes incurred by Mr. Harris from such amendment with a discretionary bonus. In connection with the renegotiation of Mr. Harris’ employment contract, the compensation committee also approved an increase in Mr. Harris’ base salary, as described above under “—Base Salaries,” and an amended employment contract as set forth below in “Executive Compensation—Employment Agreements and Potential Payments upon Termination or Change-In-Control.” In September of 2007, Mr. Harris and we agreed to amend his employment agreement to eliminate, effective upon the closing of this offering, his right to any special cash payments upon a change in control. See “Employment Agreements and Potential Payments upon Termination or Change-In-Control” for a description of Mr. Harris’ employment agreement.

In January 2007, our compensation committee awarded Mr. Furtney an additional 41,008 shares of restricted common stock subject to a vesting schedule over a four-year period. The compensation committee also awarded Mr. Furtney an additional 10,252 shares of restricted common stock that vests only upon the occurrence of a change in control or an initial public offering having a minimum specified value. Based on the price range listed on the cover page of this prospectus, we do not expect this offering to meet the minimum specified value required to vest these shares of restricted common stock. These shares were granted pursuant to the anti-dilution provisions of Mr. Furtney’s employment agreement as a result of our issuance of additional shares of redeemable convertible preferred stock in December 2006. We will incur a one-time compensation expense of approximately $39,789, provided these shares of restricted common stock vest, based on the fair market value of the restricted common stock at the date of grant of $3.89 per share. In connection with his initial employment in January 2007, our compensation committee awarded Mr. McGee options to purchase 202,526 shares of common stock at an exercise price of $3.89 per share under the 2000 Employee Incentive Plan. Based upon negotiations between us and Mr. McGee, the compensation committee concluded that the foregoing award was necessary to induce Mr. McGee to join us as our Senior Vice President and Chief Financial Officer. The determination of the number of shares of common stock issuable upon exercise of options granted to Mr. McGee sufficient for him to accept employment with us was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on negotiations and on the subjective determination of our compensation committee during such negotiations.

Based on the survey information and peer data provided by Radford, in May 2007, the compensation committee reviewed the long-term equity incentive compensation of our executive officers. In connection with this review in May, 2007, the compensation committee granted non-qualified stock options covering a total of 64,027 shares to Mr. Earnshaw and 36,587 shares to Mr. Casby, each at the fair market value of $8.04 per share, and in July 2007, the compensation committee granted non-qualified stock options covering a total of 36,587 shares to Mr. McGee, 64,027 shares to Mr. Furtney and 82,320 shares to Mr. Harris, each at $9.57 per share. These options begin vesting only upon the occurrence of a change in control or an initial public offering within 18 months of the date of grant then vest over a four-year period. These options will revert back to us should the performance milestones of a change in control or an initial public offering not occur within the 18 month period. These grants placed each executive officer’s long-term equity incentive compensation within the percentile range targeted by the compensation committee, which is within 30% of a range between the 50th and 75th percentiles of our peer group for the respective executive positions. With respect to the grants to Mr. Casby and Mr. Earnshaw, the grants also bolstered the retention value of the respective executive officer’s equity incentive by increasing the individual’s percentage of unvested shares to a range of at least 45% to 55% of their total equity ownership. With respect to the in July 2007 grants to Mr. McGee, Mr. Furtney and Mr. Harris, the compensation committee also obtained additional data from Radford regarding the levels of annual equity grants within our peer group as part of the committee’s assessment of each respective officer’s total compensation. Although the compensation committee has not yet established a program for annual equity grants, the number of options granted to Mr. McGee, Mr. Furtney and Mr. Harris in July 2007 were determined in part by using the midpoint of the range between the 50th and 75th percentile of the annual equity grant levels within our peer group.

Our stock options have a 10-year contractual exercise term. In general, the option grants are also subject to the post-termination and change in control provisions described below in “Executive Compensation—Employment Agreements and Potential Payment Upon Termination or Change-In-Control.”

Perquisites and Other Personal Benefits

We provide our employees with the opportunity to enroll in our group health, dental and life insurance plans. We pay the premiums for our group health insurance and life insurance equal to one times salary for our employees. Premiums for health insurance for dependents of our employees are paid 50% by us and 50% by the employee. These benefits are generally offered on the same basis to all employees, with some differences based upon geographic location. We also maintain a 401(k) retirement plan that is available to all full-time U.S. employees including named executive officers. Although we have not matched elective employee-participant contributions to the 401(k) plan to date, we may do so in the future.

Some of our employees maintain offices in their homes at our request because they maintain their primary residences in locations where we do not have offices. In those situations, we generally reimburse the employees for certain out-of-pocket expenses they incur associated with the business they conduct from those locations, such as for telephone, fax, broadband access, office supplies and travel from those locations to company and customer offices and other locations. The travel costs we reimburse generally include automobile mileage, airline tickets and hotel accommodations, as well as meals associated with overnight travel. These reimbursements do not include payments for housing costs or rent. Two of our named executive officers, Messrs. Harris and Furtney, received these reimbursements pursuant to the provisions of their employment agreements, which were approved by the compensation committee. The reimbursements for these business expenses are not included in the Summary Compensation Table under “Executive Compensation” below as the amounts are not considered benefits and are not included in taxable income.

Stock Award Practices

We grant both restricted common stock and options to purchase shares of our common stock to our executive officers. We have awarded all stock options to purchase our common stock at exercise prices we determined to be either at or above the fair market value of our common stock at the grant date. We have not back-dated any option awards.

The compensation committee has determined the fair market value of our common stock that was used as the exercise price or grant date value for each grant of stock options or restricted common stock. For grants made prior to October 31, 2005, the compensation committee used its own assessment of our operating results, financial condition, financial outlook and capital structure in determining fair market value. Since October 31, 2005, the valuation dates selected by us and the resultant increases in the estimated fair market value of our common stock were based on a number of factors. As of the April 30, 2006 valuation date, we had completed our first HomePlug AV-based IC. As a result, we expected revenue to increase materially during 2006 over 2005 as well as in future years. As of the December 31, 2006 valuation date, we had closed our Series C redeemable convertible preferred stock financing in December 2006. In addition to a higher price per preferred share over our Series B redeemable convertible preferred shares, the Series C financing eliminated a number of benefits to the preferred stockholders in favor of the common stockholders. Due to the increase in valuation of the common stock as of the April 30, 2006 and December 31, 2006 valuation dates, we retrospectively performed a valuation of the fair market value of our common stock as of October 31, 2005 and September 30, 2006. During the periods on or near October 31, 2005 and September 30, 2006, a considerable number of shares of restricted common stock were granted to employees, including executive officers. For the valuation dates of April 30, 2007 and June 30, 2007, we had granted a considerable number of stock options to officers and employees. Also, within those dates, we held the organizational meeting for our initial public offering with our investment bankers , attorneys and accountants on May 15, 2007. In addition, we began shipping our second generation HomePlug AV-based IC during this period.

As a result of the retrospective valuation as of September 30, 2006, we recorded an additional compensation charge to reflect the increase in fair market value for grants of restricted common stock to Messrs. Harris and Furtney in August and September 2006 to $1.75 per share from our previously estimated fair market value of $1.04 per share. As described above under “—Discretionary Bonuses,” we paid discretionary bonuses to Messrs. Harris and Furtney to offset the associated tax liability related to the increase in fair market value of our common stock. During this August through September 2006 time period, we did not grant any restricted common stock awards to any employees or executive officers other than Messrs. Harris and Furtney. In addition, no other material equity awards were granted during this time period.

As a privately-owned company, there has been no market for our common stock. Accordingly, in 2006, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. To date, the compensation committee has not adopted a formal program, plan or practice for the selection of option grant dates for the award of equity to its named executive officers. Rather, following completion of this offering, new employees will be awarded stock options at the next regularly scheduled meeting of the compensation committee following their hire dates, and the grant will have an exercise price equal to the closing market price of our common stock on the date of the meeting. We may also grant options to existing employees and officers, including our named executive officers, at regularly scheduled compensation committee meetings. The compensation committee does expect to incorporate input from our senior executive officers in establishing grants along with other sources of information including, but not limited to, any compensation consultants that the compensation committee may engage.

Stock Ownership Requirements

We do not currently have any policy or guidelines that require a specified ownership of our common stock by our directors or executive officers or stock retention guidelines applicable to equity-based awards granted to directors and executive officers. As of September 30, 2007, our named executive officers as a group held 1,651,065 shares of common stock. All of these shares were granted as compensation. At that date, our named executive officers also held stock options to purchase an additional 486,071 shares of common stock which is comprised of the collective number of options granted in May and July of 2007 to our named executive officers, as well as the initial grant of options to purchase 202,526 shares in January 2007 to Mr. McGee in connection with his initial employment, as described above under “—2006 and 2007 Equity Incentive Awards.” As of September 30, 2007, Mr. Harris also held 173,211 shares of preferred stock that he acquired in our private placement transactions on the same terms as other investors, 3,331 shares of common stock that he acquired through the exercise of stock options or through the conversion to common stock of shares of redeemable convertible preferred stock that he acquired in our private placement transactions on the same terms as other investors and 7,567 shares of common stock that he purchased from other stockholders. If all restrictions on common stock were removed, all stock options were vested and exercised and all shares of redeemable convertible preferred stock were converted, our named executive officers would have held approximately 10.3% of our issued and outstanding capital stock as of September 30, 2007.

Severance and Change-in-Control Arrangements

We maintain severance and equity award arrangements that provide benefits to our named executive officers if their employment is terminated in connection with a change in control. The change-in-control benefits provided under our equity incentive plans are described below under “Executive Compensation—Employment Agreements and Potential Payments upon Termination or Change-in-Control—Change-in-Control Provisions in Equity Incentive Plans.”

We have severance arrangements with Messrs. Harris and Furtney as part of their employment agreements as described below under “Executive Compensation—Employment Agreements and Potential Payments upon Termination or Change-in-Control.” In January 2007, we entered into a letter agreement with Mr. Carr to terminate his employment on February 14, 2007. The terms of this letter agreement and the basis for certain of such terms are described below under “Executive Compensation—Employment Agreements and Potential Payments upon Termination or Change-in-Control.”

Based upon recommendations provided to our compensation committee by Radford, in June 2007 the compensation committee and our board of directors approved severance and change in control arrangements for Messrs. McGee, Earnshaw and Casby, which we entered into with each of them in August 2007. These severance and change in control arrangements are described below under “Executive Compensation—Employment Agreements and Potential Payments upon Termination or Change-in-Control.”

We believe that reasonable severance and change in control protections are necessary in order to attract and retain qualified executives.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the summary information concerning compensation during 2006 for the following persons: (i) our Chief Executive Officer, (ii) any individual serving as our Chief Financial Officer during 2006 and (iii) the three most highly compensated of our other executive officers who received compensation during 2006 of at least $100,000 and who were executive officers on December 31, 2006. We refer to these persons as our “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Year	Salary	Bonus		Stock Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Charles E. Harris Chief Executive Officer and Chairman of the Board	2006	$285,417	$261,253	(2)	$479,051	$169,560	$6,827	(3)	$1,202,108

Rick E. Furtney(4) President and Chief Operating Officer	2006	92,948	371,617	(2)	186,432	43,779	2,948	(3)	697,724

William E. Earnshaw Senior Vice President—Engineering and Operations	2006	183,750	—		3,980	40,418	8,265	(3)	236,413

William P. Casby Vice President—Sales	2006	174,417	—		3,696	78,414	8,239	(3)	264,766

Bryan R. Carr(5) Former Senior Vice President and Chief Financial Officer	2006	180,000	—		3,236	17,690	8,257	(3)	209,183

(1)	Amounts represent stock-based compensation expense for fiscal year 2006 for restricted common stock awards as calculated in accordance with SFAS 123(R) and as further described in Note 4 “Stock-Based Compensation” of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2)	Messrs. Harris and Furtney received discretionary bonuses declared by our compensation committee. For information regarding these discretionary bonuses see “Compensation Discussion and Analysis—Compensation of Our Named Executive Officers—Discretionary Bonuses.”

(3)	Includes payment of health insurance premiums and payment of life insurance premiums on behalf of the named executive officer.

(4)	Mr. Furtney joined as our President and Chief Operating Officer in August 2006.

(5)	Mr. Carr was our Senior Vice President and Chief Financial Officer until January 2007. Brian T. McGee became our Senior Vice President and Chief Financial Officer in January 2007.

In January 2007, Brian T. McGee became our Senior Vice President and Chief Financial Officer. Mr. McGee’s annual base salary was $230,000 through June 30, 2007, after which time it was increased by the compensation committee to $240,000 effective July 2007. In January 2007, we granted Mr. McGee options to purchase 202,526 shares of our common stock at an exercise price of $3.89 per share.

Grants of Plan-Based Awards

Our board of directors approved awards under our 2000 Employee Incentive Plan to two of our named executive officers in 2006. See “Benefit Plans–2000 Employee Incentive Plan” for more detail regarding these awards.

The following table sets forth certain information concerning grants of plan-based awards to our named executive officers in 2006:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)				All Other Stock Awards: Number of Shares		Grant Date Fair Value of Stock Awards
		Target ($)		Maximum ($)
Charles E. Harris Chief Executive Officer and Chairman of the Board	9/28/2006	180,000		210,000		260,679	(4)		$456,000

Rick E. Furtney President and Chief Operating Officer	8/9/2006 8/9/2006	46,474	(2)	46,474	(2)	336,834 84,209	(5) (6)	$ $	589,217 147,304

William E. Earnshaw Senior Vice President—Engineering and Operations	—	44,100		62,475		—			—

William P. Casby Vice President—Sales	—	130,930	(3)	148,430	(3)	—			—

Bryan R. Carr Former Senior Vice President and Chief Financial Officer	—	21,600		39,600		—			—

(1)	Target and maximum amounts pursuant to the 2006 ACIP and, only with respect to Mr. Casby, the 2006 Sales incentive Plan. There were no threshold payments under the 2006 ACIP. Potential payments set forth in the “Target” and “Maximum” columns are for achievement of the goals as specified in the 2006 ACIP. For more information on the ACIP and actual payouts under the ACIP, see “Compensation Discussion and Analysis—Compensation of Our Named Executive Officers—Short-Term Cash Incentive Awards.”

(2)	Mr. Furtney’s 2006 ACIP target is pro-rata based upon his August 2006 start date.

(3)	Mr. Casby’s target and maximum represent the aggregate of his potential payouts under both the 2006 ACIP and the 2006 Sales Incentive Plan. For more information on the Sales Incentive Plan and actual payouts under the Sales Incentive Plan, see “Compensation Discussion and Analysis—Compensation of Our Named Executive Officers—Short-Term Cash Incentive Awards.”

(4)	100% of the total shares awarded vested upon the grant date pursuant to the terms of Mr. Harris’ re-negotiated employment contract.

(5)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the employee ceases to be an employee. 25% of the total shares awarded vested on August 9, 2006, and 4.6875% of the total shares awarded vest at the end of each three-month period after August 9, 2006.

(6)	100% of the total shares awarded vest upon either the consummation of a change in control as defined in Mr. Furtney’s employment agreement or the completion of this offering provided this offering meets a minimum specified value.

Outstanding Equity Awards at December 31, 2006

The following table lists all outstanding equity awards held by our named executive officers at December 31, 2006.

There was no public trading market for our common stock at December 31, 2006 for the equity awards listed below. The market value of shares that have not vested has been calculated based on the assumed initial public offering price of $10.00 which is the mid-point of the offering range listed on the cover of this prospectus.

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested
Charles E. Harris Chief Executive Officer and Chairman of the Board	41,217 5,180 14,503 125,767	(1) (2) (2) (3)	$412,170 51,800 145,030 1,257,670

Rick E. Furtney President and Chief Operating Officer	236,837 84,209	(4) (5)	2,368,370 842,090

William E. Earnshaw Senior Vice President—Engineering and Operations	11,295 19,494	(1) (3)	112,950 194,940

William P. Casby Vice President—Sales	34,249 13,930 15,721	(2) (2) (3)	342,490 139,300 157,210

Bryan R. Carr Former Senior Vice President and Chief Financial Officer	7,949 18,865	(6) (2)	$79,490 188,650

(1)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 20% of the total shares awarded vested upon the grant date, 5.33% of the total shares awarded vested on December 31, 2003, and 5.33% of the total shares awarded vest at the end of each three-month period after December 31, 2003.

(2)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 25% of the total shares awarded vested on the last day of the month in which the first anniversary of the grant date occurred (the “Initial Vesting Date”), and 6.25% of the total shares awarded vest at the end of each three-month period after the Initial Vesting Date.

(3)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. The shares vest in accordance with the schedule in footnote (2) except the Initial Vesting Date occurred on the last day of August, 2006, as the result of our achievement of a specified performance goal in that month.

(4)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 25% of the total shares awarded vested upon the grant date, and 4.6875% of the total shares awarded vest at the end of each three-month period after the grant date.

(5)	100% of the total shares awarded vest upon a change in control meeting a minimum specified value or the completion of this offering provided this offering meets a minimum specified value.

(6)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 7.3% of the total shares awarded vested upon the grant date, 5.79% of the total shares awarded vested on December 31, 2003, and 5.79% of the total shares awarded vest at the end of each three-month period after December 31, 2003.

Stock Vested Table

The following table presents certain information concerning the vesting of stock held by each of our named executive officers during the fiscal year ended December 31, 2006. None of our named executive officers held options to purchase our stock during 2006.

There was no public trading market for our common stock at December 31, 2006 for the equity awards listed below. The values realized on vesting have been calculated based on the assumed initial public offering price of $10.00 which is the mid-point of the offering range listed on the cover of this prospectus.

Name	Stock Awards
	Number of Shares Acquired on Vesting	Value Realized on Vesting
Charles E. Harris Chief Executive Officer and Chairman of the Board	414,091	$4,140,910

Rick E. Furtney President and Chief Operating Officer	99,998	999,980

William E. Earnshaw Senior Vice President—Engineering and Operations	31,449	314,490

William P. Casby Vice President—Sales	33,682	336,820

Bryan R. Carr Former Senior Vice President and Chief Financial Officer	19,174	$191,740

Employment Agreements and Potential Payments upon Termination or Change-In-Control

We currently have employment agreements with Charles E. Harris, our Chief Executive Officer and Chairman of the Board, and Rick E. Furtney, our President and Chief Operating Officer. We have offer letter agreements with Brian T. McGee, our Senior Vice President and Chief Financial Officer, William E. Earnshaw, our Senior Vice President—Engineering and Operations, and William P. Casby, our Vice President—Sales. We had an employment agreement with Bryan R. Carr, our former Senior Vice President and Chief Financial Officer, and subsequently entered into a letter agreement with him to terminate his employment with us.

Charles E. Harris

We entered into a Third Amended and Restated Employment Agreement with Charles E. Harris, dated as of September 27, 2007, to supersede and replace his prior employment agreement, as amended. Mr. Harris’ employment agreement provides that his term of employment begins on September 28, 2006 and expires on the third anniversary of such date; provided that, upon the expiration of the initial three-year term and each subsequent anniversary thereafter, the term of his employment will be automatically extended for an additional one-year period unless Mr. Harris or we provide advance written notice to the other party that such extension will not occur. The agreement set Mr. Harris’ base salary at an annual rate of $350,000, effective as of July 1, 2007, subject to review at the end of each year during his term of employment. The employment agreement provides that Mr. Harris is eligible to receive maximum incentive payments under our incentive compensation program of up to 65% of his base salary. Mr. Harris is also entitled to participate in all employee benefit plans, including retirement programs, group health care plans and all fringe benefit plans. A description of discretionary bonuses recently paid to Mr. Harris can be found above under “Compensation

Discussion and Analysis—Compensation of Our Named Executive Officers—Discretionary Bonuses.”

Under Mr. Harris’ employment agreement, if his employment is terminated by us without cause or by Mr. Harris for good reason (as such terms are defined in his agreement) and Mr. Harris signs a separation agreement with us containing a mutual release of claims, then Mr. Harris is entitled to receive (i) a cash payment equal to 150% of the aggregate of his base salary for the year of termination plus his annual incentive bonus for the year preceding the year of termination, payable over an 18 month period and (ii) continued company-paid medical benefits for 18 months. In the event Mr. Harris is terminated by us without cause within six months prior to or upon a change in control (as such term is defined in his agreement), all of his outstanding equity awards vest and will remain outstanding and exercisable through the date of the change in control. The agreement entitles Mr. Harris to receive a reimbursement payment from us, grossed-up to offset any tax on the payment, for any excise taxes imposed on payments under the agreement due to the golden parachute rules of Section 280G of the Internal Revenue Code. As of September 30, 2007, such payments and benefits had a value of:

Compensation and Benefits (1)	Change in Control Without Termination		Termination Without Cause or Resignation for Good Reason, Other Than in Connection With a Change in Control	Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Equity acceleration	$1,018,096	(2)	$—	$1,018,096	(2)
Salary (3)	—		525,000	525,000
Bonus (4)	—		254,340	254,340
Health care benefits (5)	—		9,336	9,336
280G Tax Reimbursement	—		—	—	(6)

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to Mr. Harris’ employment agreement, the vesting of 82,320 unvested options and 100,791 unvested shares of restricted common stock would accelerate and vest (i) immediately prior to a change in control, or (ii) if Mr. Harris were terminated without cause, within six months prior to or on a change in control. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 100,791 shares of restricted common stock and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 82,320 options and the assumed public offering price per share of $10.00. Mr. Harris would also be entitled to reimbursement from us to offset certain taxes assessed on this benefit.

(3)	Based on the base salary for Mr. Harris as of October 2007.

(4)	Based on Mr. Harris’ bonus eligibility as of October 2007.

(5)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Harris in the last fiscal year.

(6)	While Mr. Harris is entitled to a 280G tax reimbursement with respect to certain payments made in connection with a change in control, no 280G tax reimbursement would be triggered assuming a termination date, public offering date and change in control date of September 30, 2007 and a public offering price per share of $10.00, which is the mid-point of the offering price range listed on the cover of this prospectus.

Rick E. Furtney

We entered into a Amended and Restated Employment Agreement with Rick E. Furtney, dated as of September 27, 2007, to supersede and replace his prior employment agreement. Mr. Furtney’s employment agreement provides that his term of employment begins on August 9, 2006 and expires on the fourth anniversary of such date; provided that, upon the expiration of the initial four-year term and each subsequent anniversary thereafter, the term of his employment will be automatically extended for an additional one-year period unless Mr. Furtney or we provide advance written notice to the other party that such extension will not occur. Mr. Furtney’s base annual salary under the amended and restated agreement is currently $275,000, and is subject to review every February during the term of the agreement. Pursuant to this agreement, Mr. Furtney received a discretionary bonus in an aggregate amount of $200,000, of which $43,000 was allocated as a one-time signing bonus. This and other discretionary bonuses recently paid to Mr. Furtney are described above under “Compensation Discussion and Analysis—Compensation of Our Named Executive Officers—Discretionary Bonuses.” The employment agreement provides that Mr. Furtney is eligible to receive maximum incentive payments under our incentive compensation program of up to 50% of his base salary, or such higher percentage as deemed appropriate by the board of directors, with such incentive payment prorated for calendar year 2006. Mr. Furtney was also eligible to receive an additional bonus based on our achievement of certain revenue thresholds in 2006. Based on our 2006 revenue, Mr. Furtney did not receive any additional bonus payments pursuant to this provision. Mr. Furtney was awarded restricted common stock grants of 336,834 shares and 41,008 shares that vest over a four-year period, provided all such shares vest 100% upon a change in control. Mr. Furtney was also awarded restricted common stock grants of 84,209 shares and 10,252 shares that vest 100% upon a change in control or initial public offering that meets a minimum specified value. Based on the price range listed on the cover page of this prospectus, we do not expect this offering to meet the minimum specified value required to vest these shares of restricted common stock. Mr. Furtney is also entitled to participate in all employee benefit plans, including retirement programs, group health care plans and all fringe benefit plans.

If Mr. Furtney’s employment is terminated by us without cause or by Mr. Furtney for good reason (as such terms are defined in his agreement) and Mr. Furtney signs a separation agreement with us containing a mutual release of claims, then Mr. Furtney is entitled to receive (i) a cash payment equal to 125% of the aggregate of his base salary for the year of termination plus his annual incentive bonus for the year prior to the year of termination, payable over a 15 month period and (ii) continued company-paid medical benefits for 15 months. Mr. Furtney’s employment agreement further provides that if his employment is terminated by us without cause or by Mr. Furtney for good reason within 12 months following a change in control (as such term is defined in his agreement) and Mr. Furtney signs a separation agreement with the us containing a mutual release of claims, then Mr. Furtney is entitled to (i) a cash payment equal to 150% of the aggregate of his base salary for the year of termination plus his annual incentive bonus for the year prior to the year of termination, payable over a 18 month period (ii) continued company-paid medical benefits for 18 months, and (iii) full vesting all of his outstanding equity awards. As of September 30, 2007, such payments and benefits had a value of:

Compensation and Benefits (1)	Change in Control Without Termination		Termination Without Cause or Resignation for Good Reason, Other Than in Connection With a Change in Control	Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Equity acceleration	$2,499,329	(2)	$—	$2,513,211	(3)
Salary (4)	—		343,750	412,500
Bonus	—		114,583	137,500
Health care benefits (5)	—		8,432	10,119

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	This value reflects the sum of (a) the difference in value between the at-grant fair market value of the 310,843 shares of unvested restricted common stock Mr. Furtney received in connection with his employment agreement and which vest upon a change in control, and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 32,014 options, which would vest upon a change in control pursuant to the terms of our 2000 Employee Incentive Plan, and the assumed public offering price per share of $10.00.

(3)	Pursuant to his employment agreement, the vesting of 64,027 unvested options and 310,843 unvested shares of restricted common stock would accelerate and vest if Mr. Furtney were terminated without cause or resigned for good reason in connection with a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 310,843 shares of restricted common stock and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 64,027 options and the assumed public offering price per share of $10.00.

(4)	Based on the base salary for Mr. Furtney as of October 2007.

(5)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Furtney in the last fiscal year, as adjusted to an annualized basis.

Brian T. McGee

In January 2007, we entered into an offer letter agreement with Brian T. McGee. This offer letter agreement set Mr. McGee’s base salary at an annual rate of $230,000 and provided that he is eligible to receive maximum incentive payments under our incentive compensation program of up to 35% of his base salary upon the achievement of certain goals as determined by the Chief Executive Officer or the compensation committee. Mr. McGee’s annual base salary has since increased to $240,000 and his incentive eligibility has increased to a maximum of 40% of his base salary beginning July 2007. Pursuant to the offer letter agreement, Mr. McGee was granted options to purchase 202,526 shares of common stock under the 2000 Employee Incentive Plan. Further, the offer letter agreement provided for the reimbursement of Mr. McGee’s moving expenses and temporary accommodations and transportation expenses while Mr. McGee relocated to Ocala, Florida. Mr. McGee is also entitled to participate in all employee benefit plans, including retirement programs, group health care plans and all fringe benefit plans.

We entered into a severance agreement with Mr. McGee in August 2007. Under this agreement, in the event Mr. McGee’s employment is terminated without cause (as such term is defined in the agreement), other than within 12 months following a change in control, Mr. McGee will be entitled to (i) cash severance equal to his current annual base salary, less applicable withholding taxes, payable over a 12 month period, (ii) a target bonus payment equal to his annual incentive cash bonus at the target level in effect at the date of termination if the date of termination occurs during 2007 or after the date of this offering (or, if the date of termination occurs after 2007 but before the date of this offering, an amount equal to the annual incentive cash bonus paid to him in the prior year, which shall be annualized if such amount had been prorated due to less than a full year of service), less applicable withholding taxes, payable over a 12 month period, and (iii) reimbursement of premiums paid for continued health benefits for 12 months or such earlier date as he may receive coverage under similar plans. In the event his employment is terminated without cause or he resigns for good reason (as such terms are defined in his agreement), within 12 months following a change in control, Mr. McGee will be entitled to (i) cash severance equal to 15 months of his current annual salary, less applicable withholding taxes, payable over a 15 month period, (ii) a target bonus payment equal to his annual incentive cash bonus at the target level in effect at the termination date, less applicable withholding taxes, prorated for 15 months and payable over a 15 month period, (iii) reimbursement of premiums paid for continued health benefits for 15 months or such earlier date as he may receive coverage under similar plans, and (iv) full acceleration of the unvested portion of all of his unvested equity incentive awards. In the event severance payments described in this paragraph are subject to the golden parachute rules of Section 280G of the Internal Revenue Code, Mr. McGee is entitled to receive either (i) the full payment subject to excise tax under the golden parachute rules or (ii) the payment after reduction by an amount such that no portion of the payment is subject to the golden parachute rules, whichever alternative results in the greatest net after-tax payment to Mr. McGee. Equity acceleration provided in this paragraph is intended to supersede change in control vesting in our 2000 Employee Incentive Plan, our 2007 Equity Incentive Plan or any successor plans, except to the extent such plans are more favorable to Mr. McGee. As of September 30, 2007, such payments and benefits had a value of:

Compensation and Benefits (1)	Change in Control Without Termination		Termination Without Cause Other Than in Connection With a Change in Control	Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Equity acceleration	$627,545	(2)	$—	$1,255,084	(3)
Salary (4)	—		240,000	300,000
Bonus (5)	—		96,000	120,000
Health care benefits (6)	—		6,224	7,780

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to the terms of our 2000 Employee Incentive Plan, 119,558 unvested options will vest upon a change in control. The amount indicated in the table is calculated as the difference in value between the exercise price of these options and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus.

(3)	Pursuant to the terms of our 2000 Employee Incentive Plan, the vesting of options to purchase 239,114 shares of common stock would accelerate and vest if Mr. McGee were terminated without cause or resigned for good reason within 12 months following a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the difference in value between the exercise price of the 239,114 options and the assumed public offering price per share of $10.00.

(4)	Based on the base salary for Mr. McGee as of October 2007.

(5)	Based on Mr. McGee’s bonus eligibility as of October 2007.

(6)	Estimated value of health care benefits is based on our current actual cost of health care benefits for Mr. McGee, as adjusted to an annualized basis.

William E. Earnshaw

In July 1994, we entered into an offer letter agreement with William E. Earnshaw. This offer letter agreement set Mr. Earnshaw’s base salary at an annual rate of $90,000. Mr. Earnshaw’s annual base salary has since increased to $210,000, and he currently has a short-term cash incentive compensation target equal to a maximum of 40% of his base salary. Pursuant to his offer letter agreement, Mr. Earnshaw was granted options to purchase 20,123 shares of common stock under one of our earlier stock incentive plans. Further, the offer letter agreement provided for the reimbursement of certain of Mr. Earnshaw’s moving expenses. Mr. Earnshaw is also entitled to participate in all employee benefit plans, including retirement programs, group health care plans and all fringe benefits.

We entered into a severance agreement with Mr. Earnshaw in August 2007. Under this agreement, in the event his employment is terminated without cause, other than within 12 months following a change in control, Mr. Earnshaw will be entitled to (i) cash severance equal to 4.5 months of his current salary, less applicable withholding taxes, payable over a 4.5 month period, and (ii) reimbursement of premiums paid for continued health benefits for 4.5 months or such earlier date as he may receive coverage under similar plans; however, following this offering, the foregoing severance and health care continuation reimbursement will be increased to the amounts he would receive over 9 months. In the event his employment is terminated without cause or he resigns for good reason within 12 months following a change in control, Mr. Earnshaw will be entitled to (i) cash severance equal to his current annual salary, less applicable withholding taxes, payable over a 12 month period, (ii) a target bonus payment equal to his annual incentive cash bonus at the target level in effect at the termination date, less applicable withholding taxes, payable over a 12 month period, (iii) reimbursement of premiums paid for continued health benefits for 12 months or such earlier date as they may receive coverage under similar plans, and (iv) full acceleration of the unvested portion of all of his unvested equity incentive awards. In the event severance payments described in this paragraph are subject to the golden parachute rules of Section 280G of the Internal Revenue Code, he is entitled to receive either (i) the full payment subject to excise tax under the golden parachute rules or (ii) the payment after reduction by an amount such no portion of the payment is subject to the golden parachute rules, whichever alternative results in the greatest net after-tax payment to Mr. Earnshaw. Equity acceleration provided in this paragraph is intended to supersede change in control vesting in our 2000 Employee Incentive Plan, our 2007 Equity Incentive Plan or any successor plans, except to the extent such plans are more favorable to Mr. Earnshaw. As of September 30, 2007, such payments and benefits had a value of:

Compensation and Benefits (1)	Change in Control Without Termination		Termination Without Cause Other Than in Connection With a Change in Control		Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Equity acceleration	$62,883	(2)	$—		$263,670	(3)
Salary	—		78,750	(4)	210,000
Bonus (5)	—		—		84,000
Health care benefits (6)	—		2,949	(4)	7,863

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to the terms of our 2000 Employee Incentive Plan, 32,014 unvested options will vest upon a change in control. The amount indicated in the table is calculated as the difference in value between the exercise price of these options and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus.

(3)	Pursuant to the terms of our 2000 Employee Incentive Plan, the vesting of options to purchase 64,027 shares of common stock and 14,178 unvested shares of restricted common stock would accelerate and vest if Mr. Earnshaw were terminated without cause or resigned for good reason within 12 months following a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 14,178 shares of restricted common stock and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 64,027 options and the assumed public offering price per share of $10.00.

(4)	Based on the base salary for Mr. Earnshaw as of October 2007. Following this offering, Mr. Earnshaw’s cash severance will increase to $157,500 and the value of his continuing health care benefits will increase to $5,897.

(5)	Based on Mr. Earnshaw’s bonus eligibility as of October 2007.

(6)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Earnshaw in the last fiscal year.

William P. Casby

In August 2004, we entered into an offer letter agreement with William P. Casby. This offer letter agreement set Mr. Casby’s base salary at an annual rate of $165,000. Mr. Casby’s offer letter agreement also provided his eligibility to receive a special transitional bonus in 2004 as well as cash incentive compensation under our ACIP and Sales Incentive Plan. Mr. Casby’s annual base salary has since increased to $195,000, and he currently has a short-term cash incentive compensation target equal to a maximum of 12% of his base salary under our ACIP and a maximum of $60,000 under our Sales Incentive Plan. Pursuant to his offer letter agreement, Mr. Casby was granted options to purchase 78,283 shares of restricted common stock under the 2000 Employee Incentive Plan. Mr. Casby is also entitled to participate in all employee benefit plans, including retirement programs, group health care plans and all fringe benefits.

We entered into a severance agreement with Mr. Casby in August 2007. Under this agreement, in the event his employment is terminated without cause, other than within 12 months following a change in control, Mr. Casby will be entitled to (i) cash severance equal to 4.5 months of his current salary, less applicable withholding taxes, payable over a 4.5 month period, and (ii) reimbursement of premiums paid for continued health benefits for 4.5 months or such earlier date as he may receive coverage under similar plans; however, following this offering, the foregoing severance and health care continuation reimbursement will be increased to the amounts he would receive over 9 months. In the event his employment is terminated without cause or he resigns for good reason within 12 months following a change in control, Mr. Casby will be entitled to (i) cash severance equal to his current annual salary, less applicable withholding taxes, payable over a 12 month period, (ii) a target bonus payment equal to his annual incentive cash bonus at the target level in effect at the termination date, less applicable withholding taxes, payable over a 12 month period, (iii) reimbursement of premiums paid for continued health benefits for 12 months or such earlier date as he may receive coverage under similar plans, and (iv) full acceleration of the unvested portion of all of his unvested equity incentive awards. In the event severance payments described in this paragraph are subject to the golden parachute rules of Section 280G of the Internal Revenue Code, Mr. Casby is entitled to receive either (i) the full payment subject to excise tax under the golden parachute rules or (ii) the payment after reduction by an amount such that no portion of the payment is subject to the golden parachute rules, whichever alternative results in the greatest net after-tax payment to Mr. Casby. Equity acceleration provided in this paragraph is intended to supersede change in control vesting in our 2000 Employee Incentive Plan, our 2007 Equity Incentive Plan or any successor plans, except to the extent such plans are more favorable to Mr. Casby. As of September 30, 2007, such payments and benefits had a value of:

Compensation and Benefits (1)	Change in Control Without Termination		Termination Without Cause Other Than in Connection With a Change in Control		Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Equity acceleration	$35,934	(2)	$—		$464,315	(3)
Salary	—		73,125	(4)	195,000
Bonus	—		—		23,400
Health care benefits (5)	—		2,949	(4)	7,863

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to the terms of our 2000 Employee Incentive Plan, 18,294 unvested options will vest upon a change in control. The amount indicated in the table is calculated as the difference in value between the exercise price of these options and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus.

(3)	Pursuant to the terms of our 2000 Employee Incentive Plan, the vesting of options to purchase 36,587 shares of common stock and 39,712 unvested shares of restricted common stock would accelerate and vest if Mr. Casby were terminated without cause or resigned for good reason within 12 months following a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 39,712 shares of restricted common stock and the assumed public offering price per share of $10.00, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 36,587 options and the assumed public offering price per share of $10.00.

(4)	Based on the base salary for Mr. Casby as of October 2007. Following this offering, Mr. Casby’s cash severance will increase to $146,250 and the value of his continuing health care benefits will increase to $5,897.

(5)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Casby in the last fiscal year.

Bryan R. Carr

In April 1999, we entered into an employment agreement with Bryan R. Carr. Pursuant to this agreement, Mr. Carr’s base salary was set at a rate of not less than $165,000, and he was eligible to receive a cash bonus equal to not less than $30,000 per year, based upon the achievement of mutually-agreed goals, and other incentive compensation set by the board of directors. In addition to any performance-based bonus, Mr. Carr was entitled to receive incentive compensation of no less than $10,000 per year. In January 2007, Mr. Carr entered into a letter agreement to terminate his employment on February 14, 2007. Consistent with the terms of Mr. Carr’s employment agreement, dated April 22, 1999, we agreed to pay Mr. Carr severance pay in semi-monthly installments for the period beginning February 15, 2007 through February 14, 2008 in amounts equivalent to his then-current salary of $180,000, subject to reduction and offset in the event he secures other full-time employment during this period. We also agreed to pay Mr. Carr’s 2006 annual incentive bonus of $17,690, to reimburse premiums for up to 12 months of continued health care coverage and to accelerate the vesting of all of his shares of restricted common stock, which amounted to 26,814 shares.

Change-in-Control Provisions in Equity Incentive Plans

We provide equity benefits in our equity incentive plans in connection with a change in control.

Our 2000 Employee Incentive Plan provides that in the event of a change in control the vesting of all options will accelerate by (i) one year or (ii) a minimum of 50% of the aggregate of all of a participant’s options, whichever is greater. In connection with a change in control, unless otherwise directed by the compensation committee, should a participant’s employment be terminated upon a change in control or at any time during the one-year period after a change in control, that participant’s unvested options and restricted common stock awards vest immediately. In this context, termination includes the voluntary resignation of the employee within 90 days following certain adverse changes to that employee’s compensation, responsibility and authority, or the relocation of the employee’s workplace to a site over 100 miles away from the current site.

Our 2007 Equity Incentive Plan provides that in the event of a change in control, each outstanding award will be treated as the administrator determines, including assumption or substitution with equivalent awards by a successor corporation. The administrator is not required to treat all awards similarly. If a successor does not assume or substitute for outstanding awards, all awards become fully vested and exercisable. In addition, options and stock appreciation rights will terminate upon the expiration of the period of time the administrator provides for participants to exercise the awards. Our 2007 Equity Incentive Plan also provides that all assumed or substituted awards held by outside directors vest in the event the outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation.

Benefit Plans

The following section provides more details concerning our 2000 Employee Incentive Plan, our Director Stock Plan, our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan.

2000 Employee Incentive Plan

Our board of directors and stockholders originally adopted our 2000 Employee Incentive Plan, as amended (2000 Employee Incentive Plan), in 2000. Our 2000 Employee Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any subsidiary corporations’ employees, and for the grant of nonstatutory stock options and restricted common stock to our employees and consultants and our subsidiary corporations’ employees and consultants.

As of September 30, 2007, we have reserved a total of 4,189,723 shares of our common stock for issuance pursuant to the 2000 Employee Incentive Plan. As of September 30, 2007, options and restricted common stock covering 1,832,454 shares of our common stock were outstanding and 324,504 shares were available for future grant under this plan. As of September 30, 2007, an aggregate of 2,029,784 shares of restricted common stock had vested under this plan. Shares underlying awards that expire or terminate without vesting or being exercised will again become available for grant under our 2000 Employee Incentive Plan. No awards may be granted more than 10 years after the effective date of the 2000 Employee Incentive Plan. Following the effective date of this offering, the 2000 Employee Incentive Plan will be limited in operation to govern only past grants under the plan, and no future grants will be made under this plan. Instead, those shares reserved but unissued under the 2000 Employee Incentive Plan, including any shares returned to such plan, will be reserved and made available for issuance under the 2007 Equity Incentive Plan.

A committee of our board of directors administers our 2000 Employee Incentive Plan. Unless our board of directors determines otherwise, the committee will consist of two or more directors who meet the requirements for a “non-employee director” within the meaning of Rule 16b-3(b)(3) of the Securities Exchange Act of 1934 and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the awards, including the recipient, type of award, the number of shares subject to each such award, and any other appropriate terms and conditions.

The exercise price of incentive stock options granted under our 2000 Employee Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

Nonstatutory stock options granted under our 2000 Employee Incentive Plan may have an exercise price that is less than, equal to, or greater than the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options that are intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue

Code must be equal to the fair market value of our common stock on the date of grant. The administrator determines the term of nonstatutory stock options.

Options may not be exercised if, at any time after the date of grant, the participant engages directly or indirectly in competition with us or any of our affiliates.

After termination of an employee or consultant, he or she may exercise his or her options for the period of time stated in the applicable option agreement. Generally, if termination is due to death or disability, options will remain exercisable for twelve months. In addition, if at the time of termination for death or disability, a participant is vested in at least 40% of his or her awards, then all of the participant’s unvested awards will become vested and exercisable upon the participant’s termination. If a participant is terminated for “cause,” as such term is defined in our 2000 Employee Incentive Plan, his or her options will not be exercisable after termination and any unvested awards are forfeited. In all other cases, the options will generally remain exercisable for three months. However, options generally may not be exercised later than the expiration of their respective terms.

Restricted common stock may be granted under our 2000 Employee Incentive Plan. Restricted common stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted common stock granted to any employee or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the passage of time or the achievement of specific performance goals. Shares of restricted common stock that do not vest are subject to our right of repurchase or forfeiture.

Our 2000 Employee Incentive Plan does not allow for the transfer of incentive stock options otherwise than by will or the laws of descent and distribution, and only the recipient may exercise an incentive stock option during his or her lifetime. Nonstatutory stock options may be transferred if so permitted under the option agreement governing the nonstatutory stock option or under any administrative procedure which the administrator adopts, by gift to or for the benefit of the participant’s family members or other permitted transferees. Restricted common stock may not be sold or otherwise transferred until vested.

In the event of a change in our common stock by reason of a stock dividend, stock split, recapitalization, reorganization or similar change, our 2000 Employee Incentive Plan provides for automatic adjustments to the number and kind of shares available for grant and subject to outstanding awards as well as the price per share under outstanding awards to preserve the relative value of rights granted or available for participants under the 2000 Employee Incentive Plan.

Our 2000 Employee Incentive Plan includes special vesting provisions in the event of our “change in control,” which are described above under “—Employment Agreements and Potential Payments upon Termination or Change-in-Control—Change-in-Control Provisions in Equity Incentive Plans.”

Our administrator has the authority to amend, modify or terminate the 2000 Employee Incentive Plan provided such action does not impair the rights of any participant without their written consent. Certain amendments, including increasing the number of shares available for grant, require stockholder approval.

Director Stock Plan

Our Director Stock Option and Restricted Stock Plan, as amended (the “Director Stock Plan”), originally became effective on September 19, 1997 and was approved by our board of directors as amended and restated on November 20, 2003. Our Director Stock Plan provides for the grant of stock options and restricted common stock to our non-employee directors. Following the effective date of this offering, the Director Stock Plan will be limited in operation to govern only past grants under the plan, and no future grants will be made under this plan. Instead, those shares reserved but unissued under this plan, including any shares returned to such plan, will be reserved and made available for issuance under the 2007 Equity Incentive Plan.

We have reserved a total of 59,700 shares of our common stock for issuance pursuant to the Director Stock Plan. As of September 30, 2007, options and restricted common stock covering 6,403 shares of our common stock were outstanding and 5,487 shares were available for future grant under this plan. Shares underlying awards that expire or terminate without vesting or being exercised will again become available for grant under our Director Stock Plan.

Our Director Stock Plan is administered by a committee of our board of directors. The administrator has the power to determine the terms of the awards, including the recipient, type of award, the number of shares subject to each such award, and any other appropriate terms and conditions.

Stock options granted under our Director Stock Plan may have an exercise price that is less than, equal to, or greater than the fair market value of our common stock on the date of grant. No option may be exercised more than 10 years after the date of grant. Options are nontransferable other than by will or the laws of descent and distribution.

Restricted common stock awards granted under our Director Stock Plan will be granted in such amounts and subject to such terms as the administrator will determine. Restricted common stock is forfeitable upon failure to satisfy vesting terms imposed by the administrator. Restricted common stock may not be sold or otherwise transferred until vested.

After termination of a service, a director may exercise his or her options for the period of time stated in the applicable option agreement. Generally, if termination is due to death or disability, options will remain exercisable for twelve months. Vested options generally remain exercisable following termination for other reasons. If a director dies within three months after termination for disability, all awards become 100% vested. In addition, if at the time of termination for death, a participant is vested in at least 40% of his or her awards, then all of the participant’s unvested awards will become vested and exercisable immediately prior to the director’s death.

In the event of a change in our common stock by reason of a merger, consolidation, share exchange, stock dividend, stock split, recapitalization, reorganization or similar change, our Director Stock Plan provides for automatic adjustments to the number and kind of shares available for grant and subject to outstanding awards as well as the price per share under outstanding awards to preserve the relative value of rights granted or available for participants.

In the event of a “change in control,” as such term is defined in the Director Stock Plan, or an initial public offering, all options and restricted common stock grants outstanding under our

Director Stock Plan will become 100% vested. Our board of directors has the authority to amend, modify or terminate our Director Stock Plan, provided such action does not impair the rights of any participant without their written consent.

2007 Equity Incentive Plan

Our board of directors and stockholders have adopted our 2007 Equity Incentive Plan to become effective upon the completion of this offering. Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted common stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 1,941,415 shares of our common stock for issuance pursuant to the 2007 Equity Incentive Plan, plus (a) any shares which have been reserved but not issued under our 2000 Employee Incentive Plan and our Director Stock Plan and are not subject to any awards granted thereunder, and (b) any shares subject to stock options or similar awards granted under the 2000 Employee Incentive Plan and the Director Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2000 Employee Incentive Plan and the Director Stock Plan that are forfeited to or repurchased by us. The maximum number of shares that may be added to the 2007 Equity Incentive Plan from the 2000 Employee Incentive Plan and the Director Stock Plan is              shares. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the least of:

•	4% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	2,000,000 shares; or

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price.

The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns over 10% of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of employment of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination of employment is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted common stock may be granted under our 2007 Equity Incentive Plan. Restricted common stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted common stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted common stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards that will result in a payment to a participant at the end of a specified period only if performance goals established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals, on the continuation of service or employment or any other basis determined by the administrator. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination thereof.

Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. The administrator has discretion to implement an award transfer program pursuant to which participants would have the ability to transfer outstanding awards to a financial institution or other person or entity approved by the administrator.

Our 2007 Equity Incentive Plan includes special vesting provisions in the event of a change in control, which are described under “Compensation Discussion and Analysis—Severance and Change-in-Control Arrangements.”

Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant.

Employee Stock Purchase Plan

Our board of directors and stockholders have adopted our Employee Stock Purchase Plan (ESPP) prior to this offering. Our employee stock purchase plan is structured to not go into effect immediately but instead allow our board of directors to select a future date, if at all, upon which to implement the ESPP.

We have reserved a total of 647,138 shares of our common stock for issuance pursuant to the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under such plan on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the lesser of:

•	1.0% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	250,000 shares; or

•	such other amount as may be determined by our board of directors.

Our board of directors or a committee of our board administers the ESPP. Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

When, and if, our ESPP is implemented, all of our employees will be eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	has rights to purchase stock under all of our employee stock purchase plans which accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year. The first offering period will begin on such date as the board specifies after it takes action to implement the ESPP following this offering.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,500 shares of common stock during a six-month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the fair market value of our common stock at the lower of the exercise date or the first day of the applicable offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our change in control, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Our ESPP will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above under “Executive Compensation,” the following is a description of transactions since January 1, 2004, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Preferred Stock Issuances

Series B Preferred Stock

In multiple closings from March 2005 through July 2005, we issued an aggregate of 5,461,534 shares of our Series B redeemable convertible preferred stock at a purchase price of $4.48 per share to certain accredited investors in a private placement transaction. Each of these shares, plus cumulative dividends accrued since the date of issuance, will, on average, automatically convert into 1.2213 shares of our common stock upon the closing of this offering. As of September 30, 2007, the total accrued dividends on our Series B redeemable convertible preferred stock equaled an aggregate of 1,208,595 Series B shares.

Series C Preferred Stock

In December 2006, we issued an aggregate of 2,460,422 shares of our Series C redeemable convertible preferred stock at a purchase price of $7.32 per share to certain accredited investors in a private placement transaction. Each of these shares, plus cumulative dividends accrued since the date of issuance, will automatically convert into 1.0713 shares of our common stock upon the closing of this offering. As of September 30, 2007, the total accrued dividends on our Series C redeemable convertible preferred stock equaled an aggregate of 175,331 Series C shares.

The following table summarizes the number of shares of our redeemable convertible preferred stock purchased since January 1, 2004 by our directors, executive officers, 5% stockholders and persons affiliated with them in amounts in excess of $120,000:

Investor	Series B Preferred Stock (1)		Series B Preferred Stock Accumulated Dividends (2)	Series C Preferred Stock (1)		Series C Preferred Stock Accumulated Dividends (2)
Directors and Executive Officers
Charles E. Harris	32,853	(3)	7,526	—		—
5% Stockholders
Comcast Interactive Capital, LP	293,550		67,247	193,962		13,822
Entities affiliated with EnerTech Capital Partners	487,044	(4)	111,573	177,698	(5)	12,663
Entities affiliated with Fidelity	446,504	(6)	102,286	306,695	(7)	21,856
Goldman, Sachs & Co.	703,074		151,813	683,451		48,703
LAP Intellon Holdings, LLC	485,499		111,219	122,816		8,752
Summerhill Ventures I LP	1,139,074		260,941	136,691		9,741
UMC Capital Corporation	235,654		53,984	120,491		8,587

(1)	Outstanding shares of our Series B and Series C redeemable convertible preferred stock will automatically convert into shares of our common stock immediately upon the closing of this offering. In addition, accrued dividends in the amount of 990,706 shares held by the above-named investors will automatically convert into shares of our common stock upon the closing of this offering.

(2)	Accumulated dividends in shares as of September 30, 2007. These dividends have not been paid, but will continue to accrue until their automatic conversion into shares of our common stock upon the closing of this offering.
(3)	Consists of 32,853 shares issued to the Charles E. Harris Revocable Trust dated September 10, 1997.
(4)	Consists of 17,896 shares issued to ECP II Interfund L.P. and 469,148 shares issued to EnerTech Capital Partners II L.P.
(5)	Consists of 6,530 shares issued to ECP II Interfund L.P. and 171,169 shares issued to EnerTech Capital Partners II L.P.
(6)	Consists of 296,281 shares issued to Fidelity Investors III Limited Partnership, 32,921 shares issued to Fidelity Ventures Principals I, L.L.C., 114,010 shares issued to Fidelity Ventures III Limited Partnership and 3,294 shares issued to Fidelity Ventures Principals III Limited Partnership.
(7)	Consists of 203,510 shares issued to Fidelity Investors III Limited Partnership, 22,612 shares issued to Fidelity Ventures Principals I, L.L.C., 78,311 shares issued to Fidelity Ventures III Limited Partnership and 2,263 shares issued to Fidelity Ventures Principals III Limited Partnership.

Investors’ Rights Agreements

In December 2006, we entered into a second amended and restated investors’ rights agreement, amending an investors’ rights agreement dated March 2005, with the purchasers of our redeemable convertible preferred stock that provides for certain rights relating to the registration of their shares of common stock issued upon conversion of their shares of our redeemable convertible preferred stock. The holders of 5% of our capital stock listed in the above table, as well as Mr. Harris, are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Stockholders Agreements

In December 2006, we entered into a second amended and restated stockholders agreement, amending a stockholders agreement dated March 2005, with the purchasers of our redeemable convertible preferred stock and certain holders of our common stock that provides for certain rights of first refusal with respect to the securities subject to the agreement, certain rights relating to the co-sale of such securities and certain rights with respect to the voting of the securities subject to the agreement. Pursuant to this agreement, the parties agreed to vote any shares of our capital stock held by them in favor of directors designated by Fidelity, EnerTech Capital Partners, Comcast Interactive Capital, LP, LAP Intellon Holdings, LLC and BCE Inc., now Summerhill Ventures I LP. The holders of 5% of our capital stock listed in the above table as well as certain of our executive officers, including Messrs. Harris, Furtney, Earnshaw and Casby, are parties to this agreement. This agreement and all rights thereunder, including rights to designate directors, will be terminated prior to the completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by the holders of our common stock.

Customer Relationships

Associated Partners, LP and Liberty Associated Partners, L.P., affiliates of LAP Intellon Holdings, LLC, EnerTech Capital Partners and Goldman, Sachs & Co. each owns a material portion of the outstanding equity of CURRENT Group, LLC, one of our customers. We recorded revenue from CURRENT Group, LLC or its contract manufacturer of $1,309,500 and $743,118 in 2006 and 2005, respectively, and $1,091,200 for the nine months ended September 30, 2007. Scott B. Ungerer, one of our directors, is a principal in EnerTech Capital Partners. Richard I. Goldstein, another one of our directors, is a Managing Director and Vice President of LAP Intellon Holdings, LLC. Mr. Goldstein has served as a director of CURRENT Group, LLC since 2000 and served as its Chief Executive Officer from 2000 to 2006.

We purchase processed wafers and paid non-recurring engineering expenses for masks, prototype expenses and expenses for wafer probe to determine good die from United

Microelectronics Corporation (UMC), one of our fabrication suppliers and an affiliate of UMC Capital Corporation. Our total purchases from UMC were approximately $13.9 million, $4.2 million and $5.9 million in 2006, 2005, and 2004, respectively, and approximately $13.9 million for the nine months ended September 30, 2007.

Stock Option and Restricted Common Stock Grants

Certain restricted common stock grants made in 2006 to our directors and executive officers and related equity award policies are described in this prospectus under the captions “Executive Compensation” and “Compensation Discussion and Analysis.” Pursuant to our director and executive officer compensation policies or other arrangements, we granted the following options and shares of restricted common stock to certain directors and executive officers in 2004, 2005 and 2007:

Options

•	In July 2007, we granted Charles E. Harris an option to purchase 82,320 shares of our common stock at an exercise price of $9.57 per share.

•	In July 2007, we granted Rick E. Furtney an option to purchase 64,027 shares of our common stock at an exercise price of $9.57 per share.

•	In July 2007, we granted Brian T. McGee an option to purchase 36,587 shares of our common stock at an exercise price of $9.57 per share.

•	In May 2007, we granted William E. Earnshaw an option to purchase 64,027 shares of our common stock at an exercise price of $8.04 per share.

•	In May 2007, we granted William P. Casby an option to purchase 36,587 shares of our common stock at an exercise price of $8.04 per share.

•	In January 2007, we granted Brian T. McGee options to purchase 202,526 shares of our common stock at an exercise price of $3.89 per share.

Restricted Common Stock

•	In April 2007, we granted R. Douglas Norby 6,403 shares of restricted common stock, valued at $8.04 per share.

•	In January 2007, we granted Rick E. Furtney 51,259 shares of restricted common stock, valued at $3.89 per share.

•	In November 2005, we granted Charles E. Harris 182,933 shares of restricted common stock, valued at $0.27 per share.

•	In November 2005, we granted William E. Earnshaw 28,355 shares of restricted common stock, valued at $0.27 per share.

•	In November 2005, we granted William P. Casby 22,867 shares of restricted common stock, valued at $0.27 per share.

•	In November 2005, we granted Bryan R. Carr 27,440 shares of restricted common stock, valued at $0.27 per share.

•	In October 2004, we granted William P. Casby 27,859 shares of restricted common stock, valued at $0.06 per share.

•	In September 2004, we granted William P. Casby 78,283 shares of restricted common stock, valued at $0.06 per share.

•	In April 2004, we granted Charles E. Harris 38,675 shares of restricted common stock, valued at $0.06 per share.

•	In February 2004, we granted Charles E. Harris 16,575 shares of restricted common stock, valued at $0.06 per share.

Employment and Change in Control Agreements with Executive Officers

We have entered into employment and change-in-control arrangements with certain of our executive officers as described under the caption “Executive Compensation—Employment Agreements and Potential Payments upon Termination or Change-In-Control.”

Indemnification of Directors and Executive Officers

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. Further, in August, 2007, we entered into indemnification agreements with each of our directors and executive officers. For further information, see “Management—Limitations on Director and Officer Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

As provided by our current audit committee charter, our audit committee must review and approve in advance any related party transaction. Except for our audit committee charter, the policies and procedures for reviewing and approving related party transactions described below are not in writing. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion. Prior to the adoption of our current audit committee charter, our board of directors, excluding any interested directors, generally reviewed related party transactions. Each of the related party transactions described above was submitted to and approved by a majority of our independent directors or will be reviewed and ratified by our audit committee, at its discretion, prior to the completion of this offering.

In any transaction involving a related party, our audit committee considers all available material facts and circumstances of the transaction, including: (i) the direct and indirect interests of the related party; (ii) if the related party is a director (or immediate family member of a director or an entity with which a director is affiliated), the impact such transaction would have on the director’s independence; (iii) the risks, costs and benefits to us; and (iv) whether any alternative transactions for comparable purposes are available. Our audit committee then makes a determination as to whether the proposed terms of the transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties. Although the audit committee will generally follow the foregoing guidelines in evaluating a proposed transaction with a related party, its determination will involve its good faith exercise of due care in evaluating what is in the best interests of the company and our stockholders based on the relevant facts and circumstances. Accordingly, it is possible that the audit committee may approve a transaction with a related party that does not meet the foregoing criteria in the event that the audit committee, in the good faith exercise of its fiduciary duties, concludes a particular transaction with a related party is otherwise in the best interests of the company and our stockholders based on its assessment of the relevant facts and circumstances.

Interests of Our Affiliates in the Offering

In August 2006 in connection with his initial employment, Mr. Furtney, our President and Chief Operating Officer, received 84,209 shares of restricted common stock that vest upon an initial public offering above a specified value. In January 2007, Mr. Furtney received an additional 10,252 shares of restricted common stock that vest upon an initial public offering above a specified value. Based on the price range listed on the cover page of this prospectus, we do not expect this offering to meet the minimum specified value required to vest these shares of restricted common stock. In May 2007, Mr. Earnshaw, our Senior Vice President of Engineering and Operations, and Mr. Casby, our Vice President of Sales, received non-qualified stock options to acquire 64,027 and 36,587 shares of common stock, respectively, each with an exercise price of $8.04 per share. In July 2007, Mr. Furtney, Mr. Harris, our Chairman and Chief Executive Officer, and Mr. McGee, our Senior Vice President and Chief Financial Officer, received non-qualified stock options to acquire 64,027, 82,320 and 36,587 shares of common stock, respectively, each with an exercise price of $9.57 per share. Upon the closing of an initial public offering within 18 months of the date of grant, these options begin vesting and then vest over a four year period. These equity grants are described more fully in “Compensation Discussion and Analysis—2006 and 2007 Equity Incentive Awards.”

We have purchased processed wafers and made certain other purchases from UMC, one of our fabrication suppliers and an affiliate of UMC Capital Corporation, one of our stockholders. UMC Capital Corporation has an indirect interest in our offering to the extent we apply proceeds from this offering to make future purchases from UMC.

Under the terms of our Director Stock Plan, all options and restricted common stock grants outstanding under our Director Stock Plan will become 100% vested upon the closing of this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 2007 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The table assumes the conversion of all shares of our redeemable convertible preferred stock, including accrued dividends as of October 31, 2007, into shares of our common stock immediately prior to the completion of this offering. See “Description of Capital Stock—Preferred Stock.” Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 22,568,536 shares of common stock outstanding as of October 31, 2007 (assuming the conversion of all shares of our redeemable convertible preferred stock, including accrued dividends as of such date) and              shares of common stock outstanding after this offering.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Intellon Corporation, 5100 West Silver Springs Boulevard, Ocala, Florida 34482.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
Comcast Interactive Capital, LP(1)	2,046,567	9.07%	2,046,567	6.81%
Goldman, Sachs & Co.(2)	1,706,310	7.56%	1,706,310	5.67%
LAP Intellon Holdings, LLC(3)	2,114,663	9.37%	2,114,663	7.03%
Entities Affiliated with EnerTech Capital Partners(4)	2,310,565	10.24%	2,310,565	7.68%
Entities Affiliated with Fidelity(5)	3,019,137	13.38%	3,019,137	10.04%
Summerhill Ventures I LP(6)	1,630,612	7.23%	1,630,612	5.42%
UMC Capital Corporation(7)	1,221,072	5.41%	1,221,072	4.06%

Directors and Named Executive Officers:
Charles E. Harris(8)	1,064,406	4.72%	1,064,406	3.54%
Rick E. Furtney(9)	472,302	2.09%	472,302	1.57%
William E. Earnshaw(10)	138,114	*	138,114	*
William P. Casby(11)	129,009	*	129,009	*
Bryan R. Carr(12)	73,173	*	73,173	*
Richard I. Goldstein(13)	—	*	—	*

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Robert C. Ketterson(5)	3,019,137	13.38%	3,019,137	10.04%
R. Douglas Norby(14)	6,403	*	6,403	*
Gary Rubinoff(15)	1,630,612	7.23%	1,630,612	5.42%
Samuel H. Schwartz(16)	2,046,567	9.07%	2,046,567	6.81%
Scott B. Ungerer(4)	2,310,565	10.24%	2,310,565	7.68%
James E. Vander Mey(17)	72,469	*	72,469	*

All directors and executive officers as a group (12 persons)	10,962,757	48.58%	10,962,757	36.46%

*	Represents less than one percent (1%) of the outstanding shares of common stock.
1.	Comcast CICG GP, LLC is the general partner of Comcast Interactive Capital, LP, and Comcast Capital Corporation is the manager of Comcast CICG GP, LLC. James P. McCue, Rosemarie Teta and Sandra Crowell of Comcast Capital Corporation may be deemed to have voting and dispositive power over the shares held by Comcast Interactive Capital, LP. Such entities disclaim beneficial ownership of shares held by Comcast Interactive Capital, LP except of any pecuniary interest therein. The address for Comcast Interactive Capital, LP is 1201 Market Street, Suite 1000, Wilmington, DE 19801, Attn: James P. McCue, President.
2.	Goldman, Sachs & Co. is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc., a publicly-traded company. No individual within Goldman, Sachs & Co. has sole voting and investment power with respect to the securities. In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this prospectus reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This prospectus does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units. The address of each of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. is c/o Goldman, Sachs & Co., One New York Plaza, New York, New York 10004.
3.	LAP Intellon Holdings, LLC is owned by Liberty Associated Partners, LP and Associated Partners, LP, two privately-held affiliated funds. David J. Berkman and William H. Berkman have voting and investment control of these shares. The Messrs. Berkman disclaim beneficial ownership of these shares except to the extent of their proportionate pecuniary interest. The address for LAP Intellon Holdings, LLC is Three Bala Plaza East, Suite #502, Bala Cynwyd, PA 19004, Attn: Scott Bruce.
4.	Includes 1,814,164 shares held by EnerTech Capital Partners II L.P. (ECP II LP), 69,203 shares held by ECP II Interfund L.P. (ECP II Interfund) and 9,997 shares held by EnerTech Capital Partners, L.P. (ECP L.P.). ECP II LP and ECP II Interfund are required by their respective partnerships to invest and divest in their investments in parallel. ECP II Management L.P., the general partner of ECP II LP, ECP II Management LLC, the general partner of ECP II Management L.P. and ECP II Interfund and Scott B. Ungerer, William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the members of the executive board of ECP II Management LLC, may be deemed to share voting and dispositive power over the shares held by ECP II LP and ECP II Interfund. Such persons and entities disclaim beneficial ownership of shares held by ECP II LP except to the extent of any pecuniary interest therein. EnerTech Management, L.P., the general partner of ECP LP, EnerTech Management Company, L.P., the general partner of EnerTech Management L.P., EnerTech Management Company Manager, LLC, the general partner of EnerTech Management Company, L.P., and Scott Ungerer, William G. Kingsley, Robert E. Keith and Mark J. DeNino, the members of the executive board of EnerTech Management Company Manager, LLC, may be deemed to share voting and dispositive power over the shares held by ECP LP; these persons and entities disclaim beneficial power over the shares held by ECP LP; these persons and entities disclaim beneficial ownership of shares held by ECP LP except to the extent of any pecuniary interest therein.
5.

Includes 1,647,870 shares held by Fidelity Investors III Limited Partnership, 640,428 shares held by Fidelity Ventures III Limited Partnership, 18,505 shares held by Fidelity Ventures Principals III Limited Partnership, 183,098 shares held by Fidelity Ventures Principals I, L.L.C. and 638 shares held by Northern Neck Investors Corp. (f/k/a Fidelity Investors Management Corp.). Fidelity Ventures Advisors III, LP is the general partner of Fidelity Ventures III Limited Partnership and Fidelity Ventures Principals III Limited Partnership. Northern Neck Investors Corp. holds voting and investment control over the shares of common stock of the Company owned by these funds. Northern

Neck Investors Corp. is the general partner of Fidelity Ventures Advisors III, L.P. and Fidelity Investors III Limited Partnership. Northern Neck Investors Corp. is a registered investment advisor. In general, the investment decisions are made by a majority vote of the board of directors of Northern Neck Investors Corp. based on reports and recommendations from management and other considerations. The current members of Northern Neck Investors Corp. are: Edward C. Johnson III, Timothy Hilton John Remondi and Edward C. Johnson IV. Voting and investment control over the shares of common stock owned by Fidelity Venture Principals I, L.L.C. is held by its managing member and investment manager, Fidelity Capital Associates, Inc., and not by any single individual. Fidelity Capital Associates, Inc. is a wholly-owned subsidiary of FMR Corp. The directors of Fidelity Capital Associates Inc. are Timothy Hilton and Robert Ketterson. The address for the Fidelity entities is 82 Devonshire Street, Mailstop E27A, Boston, MA 02109-3605, Attn: Robert Ketterson and Andrew Flaster, Managing Director & CFO.

6.	As of July 19, 2007, Summerhill Venture Partners Inc., in its capacity as general partner of Summerhill Venture Partners LP in its capacity as general partner of Summerhill Ventures I LP, has voting and investment control of these shares. Summerhill Venture Partners Inc. is controlled by the majority vote of its three managing directors, who include Gary Rubinoff, Joe Catalfamo and David McCarthy. The address for Summerhill Ventures I LP is c/o Summerhill Venture Partners Management Inc., 21 St. Clair Avenue East, Suite 1400, Toronto, ON, Canada, M4T 1L8.
7.	UMC Capital Corporation has an Investment Committee which is comprised of the Chairman, President and Senior Vice Presidents. It is based on UMC Capital’s Investment Committee’s unanimous consensus that decisions involving the investment policies are made. Nobody other than the Investment Committee can exert any control over its investment or voting rights. The mailing address of UMC Capital Corporation is 488 DeGuigne Drive, Sunnyvale, CA 94085, Attn: Daisy Chang, Assistant Section Manager.
8.	Includes 98,374 shares subject to forfeiture in the event Mr. Harris ceases to be an employee. Also includes 442,430 shares held by the Charles E. Harris Revocable Trust, of which Mr. Harris exercises voting and investment control. Also includes 4,515 shares held by Synagen Capital Partners, Inc., over which shares Mr. Harris has sole voting and investment control.
9.	Includes 308,920 shares subject to forfeiture in the event Mr. Furtney ceases to be an employee.
10.	Includes 14,178 shares subject to forfeiture in the event Mr. Earnshaw ceases to be an employee.
11.	Includes 37,970 shares subject to forfeiture in the event Mr. Casby ceases to be an employee.
12.	Mr. Carr is our former Senior Vice President and Chief Financial Officer and is no longer employed by us.
13.	Does not include 1,725,573 shares owned by LAP Intellon Holdings, LLC, of which Mr. Goldstein is the Managing Director and Vice President. LAP Intellon Holdings, LLC is owned by Liberty Associated Partners, LP and Associated Partners, LP, two privately-held affiliated funds. Mr. Goldstein disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest.
14.	Includes 6,403 shares of restricted common stock subject to forfeiture.
15.	Includes 1,335,935 shares owned by Summerhill Ventures I LP. As of July 19, 2007, Summerhill Venture Partners Inc. in its capacity as general partner of Summerhill Venture Partners LP in its capacity as general partner of Summerhill Ventures I LP has voting and investment control of these shares. Summerhill Venture Partners Inc. is controlled by the majority vote of its three managing directors, who include Gary Rubinoff, Joe Catalfamo and David McCarthy. The address for Summerhill Ventures I LP is c/o Summerhill Venture Partners Management Inc., 21 St. Clair Avenue East Suite 1400, Toronto, ON, Canada, M4T 1L8.
16.	Includes 1,679,591 shares owned by Comcast Interactive Capital, LP. Comcast CICG GP, LLC is the general partner of Comcast Interactive Capital, LP, and Comcast Capital Corporation is the manager of Comcast CICG GP, LLC. James McCue, Rosemarie Teta and Sandra Crowell of Comcast Capital Corporation may be deemed to have voting and dispositive power over the shares held by Comcast Interactive Capital, LP. Mr. Schwartz disclaims beneficial ownership of the shares held by Comcast Interactive Capital, LP except to the extent of any pecuniary interest therein.
17.	Includes 6,091 shares held by the Barbara Vander Mey Living Trust.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock with a $0.0001 par value per share, and 5,000,000 shares of preferred stock with a $0.0001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of September 30, 2007, after giving effect to the conversion of all shares of outstanding redeemable convertible preferred stock into shares of common stock, including accrued dividends, there would have been 22,445,227 shares of common stock issued and outstanding.

Common Stock

Each of the 280 holders of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Immediately prior to the completion of this offering, all outstanding shares of all series of our redeemable convertible preferred stock will be converted into shares of common stock according to the formula set forth in our current amended and restated certificate of incorporation.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Warrants

At September 30, 2007, we had two warrants outstanding to purchase an aggregate of 320,925 shares of our redeemable convertible preferred stock, at exercise prices of $0.0547 and $4.4793 per share. These warrants vest and become exercisable based on the achievement of certain performance milestones. As of September 30, 2007, 63,348 shares of our redeemable convertible preferred stock were exercisable pursuant to these warrants. The warrant to purchase 209,299 shares will expire upon the closing of this offering, and the warrant to purchase 111,626 shares will expire on June 10, 2010. These warrants have net exercise provisions under which the holders may, in lieu of payment of the exercise price in cash, surrender the warrants and receive a net amount of shares of redeemable convertible preferred stock based on the fair market value of our redeemable convertible preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges.

Registration Rights

We have entered into a second amended and restated investors’ rights agreement with certain holders of our redeemable convertible preferred stock. After the completion of this offering, the holders of 20,302,113 shares of our common stock, plus the shares of our common stock issuable upon the conversion of accrued dividends on our redeemable convertible preferred stock that will occur immediately prior to the completion of this offering and any shares issued upon exercise of our outstanding warrants, will be entitled to the following rights with respect to registration of the resale of such shares under the Securities Act. We refer to these shares as registrable securities. As of September 30, 2007, accrued dividends on our redeemable convertible preferred stock totaled 3,266,011 shares, and 63,348 shares were exercisable pursuant to our warrants.

Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act. We generally must pay all expenses related to any registration effected pursuant to the exercise of these registration rights. These registration rights, as described below, terminate no later than five years after this offering. The following description of the terms of the second amended and restated investors’ rights agreement is intended as a summary only and is qualified in its entirety by reference to the second amended and restated investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Demand Registration Rights

If at any time beginning March 15, 2008 or six months after the effective date of this offering, the holders of at least 40% of the registrable securities that are then outstanding, may require us to prepare and file a registration statement under the Securities Act covering the registration of registrable securities. Alternatively, the holders of at least 30% of our then outstanding registrable securities that were issued upon conversion of our series C redeemable convertible preferred stock may also require us to prepare and file a registration statement. Depending on certain conditions, however, we are not required to effect a registration or may defer such registration for up to 180 days. If the holders intend to distribute their registrable shares by means of an underwriting, the underwriters of such underwritten offering will have the right to limit on a pro rata basis the number of shares registered by these holders for marketing reasons, but only after any and all shares included by us and persons other than the holders of registrable securities have been excluded.

Under these demand registration rights, we are required to use our best efforts to cause the registration statement to become effective, and keep such registration statement effective for a period of up to two years or, if earlier, until the distribution contemplated in the registration statement has been completed. We are not obligated to effect more than two of these demand registrations, provided that the holders requesting such registrations are able to register the offering and sell at least 50% of the shares of registrable securities that they have requested be included in each such registration.

Piggyback Registration Rights

If at any time we propose to register any of our equity securities under the Securities Act, other than specified excluded registrations, the holders of registrable securities will be entitled to written notice of the registration and may require us to include all or a portion of their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 Registration Rights

Once we become eligible to file a registration statement on Form S-3, the holders of the registrable securities may require us to register these shares on Form S-3, if such registration will generate estimated gross proceeds of at least $1,000,000. We have the right to defer filing of a Form S-3 registration statement for a period of not more than 90 days after receipt of the request of a holder of registrable securities to make such a filing. However, we may exercise these rights no more than once in any twelve-month period.

Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•

Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•

Stockholder Meetings.    Our charter documents provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the board of directors acting pursuant to a resolution adopted by the board of directors.

•

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•

Board Classification.    Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

•

Limits on Ability of Stockholders to Act by Written Consent.    We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

•

Amendment of Certificate of Incorporation and Bylaws.    The amendment of the above provisions of our amended and restated certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•

any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of assets of the corporation, which assets have a market value of 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Listing on The NASDAQ Global Market

We have applied to list our common stock on The NASDAQ Global Market under the symbol “ITLN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038, and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

We will have 29,945,227 shares of common stock outstanding after the completion of this offering (31,070,227 shares if the underwriters exercise their option to purchase additional shares in full) based on the number of shares outstanding as of September 30, 2007 and the assumptions set forth in “Prospectus Summary—The Offering.” Of those shares, the 7,500,000 shares of common stock sold in the offering (8,625,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144, which rules are summarized below. Taking into account the 180-day lock up agreements described below, and assuming the underwriters do not release any stockholders from these agreements, shares of our common stock will be available for sale in the public market as follows:

•	294,694 shares will be eligible for sale immediately upon completion of this offering that have been held for at least two years by non-affiliates;

•

100,881 additional shares will be eligible for sale in the public market under Rule 144, Rule 144(k) or Rule 701, beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules;

•

21,852,536 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, beginning 180 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules and upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders; and

•

197,116 additional shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Subject to certain exceptions, each of our officers, directors and security holders has agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, or to engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any shares of our common stock even if such shares would be disposed of by someone else, without, in each case, the prior written consent of Deutsche Bank Securities Inc. for a period that shall continue and include the date 180 days after the date of this prospectus.

Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 180-day lock-up period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the initial 180-day lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the initial 180-day lock-up period, then in each case the initial 180-day lock-up period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Deutsche Bank Securities Inc. waives, in writing, such extension.

After the offering, the holders of 20,302,113 shares of our issued and outstanding common stock, plus the shares of our common stock issuable upon the conversion of accrued dividends on our redeemable convertible preferred stock that will occur immediately prior to the completion of this offering and any shares issued upon exercise of our outstanding warrants, will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock—Registration Rights.”

In general, under Rule 144, as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume in the common stock on The NASDAQ Global Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of our current public information. In addition, a person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by such person and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.

Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after completion of this offering. Neither Rule 144, Rule 144(k) nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Within three months following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 2000 Employee Incentive Plan, our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan, thus permitting the resale of such shares. Prior to the completion of this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock by non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (IRS) might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their own tax advisors. The summary assumes that our common stock is held as a capital asset for U.S. federal income tax purposes. It generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain former citizens or residents of the United States). Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

Investors considering the purchase of common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state or local laws, and tax treaties.

Dividends

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, if the non-U.S. holder satisfies the applicable conditions under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by providing a properly completed Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule,

however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the non-U.S. holder) in which case the special rules described below under the caption “Dividends or Gains Effectively Connected with a U.S. Trade or Business” apply;

•

subject to certain exceptions, the non-U.S. holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) described below, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax” in addition to any regular U.S. federal income tax on the dividend or gain. The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Since we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations promulgated thereunder require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “—Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is more than 50 percent (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Deutsche Bank Securities Inc. is the representative of the underwriters.

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Jefferies & Company
Piper Jaffray & Co.
Oppenheimer & Co. Inc.

Total	7,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,125,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,125,000 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total.	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our officers, directors, and substantially all of the holders of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on The NASDAQ Global Market under the symbol “ITLN.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Directed Share Program

We currently anticipate that we will undertake a directed share program, pursuant to which we will direct the underwriters to reserve up to 375,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

1.1 it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

1.2 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered and no sales will be executed in discretionary accounts without the prior written specific approval of the customers.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,000,000. We have agreed to reimburse the underwriters all fees, expenses and disbursements of underwriters’ counsel in connection with Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.) compliance and the directed share program, up to a maximum of $120,000. Such reimbursement is deemed to be underwriting compensation by Financial Industry Regulatory Authority, Inc.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Proskauer Rose LLP, Washington, D.C. The underwriters have been represented in connection with this offering by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years during the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INTELLON CORPORATION

Report of Independent Registered Public Accountants

Board of Directors and Shareholders

Intellon Corporation

We have audited the accompanying consolidated balance sheets of Intellon Corporation as of December 31, 2005 and 2006, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intellon Corporation at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for stock-based employee compensation.

/s/ Ernst & Young LLP

Independent Certified Public Accountants

Jacksonville, Florida

April 18, 2007, except for Note 13

    as to which the date is

    November 21, 2007

Intellon Corporation

Consolidated Balance Sheets

	December 31		September 30, 2007	Pro Forma Redeemable Convertible Preferred Stock and Shareholders’ Equity as of September 30, 2007
	2005	2006
	(in thousands, except per share data)
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,981	$24,978	$13,117
Accounts receivable, net	3,144	5,144	9,107
Inventories, net	2,509	4,488	8,697
Prepaid expenses	222	236	1,077
Other current assets	131	76	381

Total current assets	22,987	34,922	32,379
Property and equipment, net	2,281	2,065	1,914
Capitalized offering costs	—	—	1,545
Intangible assets, net	1,237	1,467	1,708
Deferred loan costs	—	65	47

Total assets	$26,505	$38,519	$37,593

Liabilities and shareholders’ equity (deficit)

Current liabilities:
Accounts payable	$3,112	$4,126	$8,142
Accrued expenses	1,296	2,435	1,906
Obligations under capital lease	473	892	—

Total current liabilities	4,881	7,453	10,048
Long term liabilities—obligations under capital lease	687	—	—
Preferred stock warrant liability, non-current	4	231	513

Total liabilities	5,572	7,684	10,561

Redeemable convertible preferred stock:
Series A, $0.0001 par value, 8,585 (2005) and 8,216 (2006) shares authorized; 8,585 (2005) and 8,216 (2006 and September 30, 2007, unaudited) issued and outstanding; no shares outstanding pro forma (unaudited); liquidation and redemption value of $37,469 (2005), $38,872 (2006) and $41,125 (September 30, 2007, unaudited)	37,468	39,545	41,797	$—
Series B, $0.0001 par value, 5,783 (2005) and 5,796 (2006) shares authorized; 5,462 (2005) and 5,462 (2006 and September 30, 2007, unaudited) issued and outstanding; no shares outstanding pro forma (unaudited); liquidation value of $32,143 (2005), $34,348 (2006) and $35,995 (September 30, 2007, unaudited); redemption value of $26,026 (2005), $28,230 (2006) and $29,877 (September 30, 2007, unaudited)	25,572	27,902	29,641	—
Series C, $0.0001 par value, 2,461 (2006) shares authorized; 2,461 (2006 and September 30, 2007, unaudited) issued and outstanding; no shares outstanding pro forma (unaudited); liquidation value of $22,571 (2006) and $23,783 (September 30, 2007, unaudited); redemption value of $18,071 (2006) and $19,283 (September 30, 2007, unaudited); none authorized, issued and outstanding as of 2005	—	17,886	19,128	—

Total redeemable convertible preferred stock	63,040	85,333	90,566	—

Intellon Corporation

Consolidated Balance Sheets (Continued)

	December 31		September 30, 2007	Pro Forma Redeemable Convertible Preferred Stock and Shareholders’ Equity as of September 30, 2007
	2005	2006
	(in thousands, except per share data)
			(unaudited)
Shareholders’ equity (deficit):
Common stock, $0.0001 par value, 94,148 (2005) and 110,711 (2006 and September 30, 2007, unaudited) shares authorized; 2,412 (2005), 3,014 (2006) and 3,041 (September 30, 2007, unaudited) issued and outstanding	—	—	—	2
Additional paid in capital	79,541	74,947	70,136	161,213
Accumulated deficit	(121,648)	(129,445)	(133,670)	(133,670)

Total shareholders’ equity (deficit)	(42,107)	(54,498)	(63,534)	$27,545

Total liabilities, redeemable convertible preferred stock and shareholders’ equity (deficit)	$26,505	$38,519	$37,593

See accompanying notes to consolidated financial statements.

Intellon Corporation

Consolidated Statement of Operations

	Year Ended December 31			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands except per share data)
				(unaudited)
Revenue	$12,501	$16,576	$33,718	$24,783	$36,607
Cost of revenue	7,465	9,494	18,968	14,279	20,288

Gross profit	5,036	7,082	14,750	10,504	16,319

Cost of operations:
Research and development	10,021	11,945	10,817	7,424	11,360
Sales and marketing	4,034	5,274	7,194	5,174	6,477
General and administrative	2,206	2,756	5,089	3,622	3,734
Amortization of intangible assets	1,022	74	44	27	36

Operating loss	(12,247)	(12,967)	(8,394)	(5,743)	(5,288)

Other income (expense):
Interest income	152	524	637	495	787
Interest expense	—	(61)	(61)	(43)	(107)
Other	15	(12)	21	24	(6)

Total other income	167	451	597	476	674

Loss before income tax benefit	(12,080)	(12,516)	(7,797)	(5,267)	(4,614)
Income tax benefit	—	—	—	—	231

Net loss	(12,080)	(12,516)	(7,797)	(5,267)	(4,383)

Preferred stock dividends/accretion of redeemable preferred stock	(9,461)	(4,970)	(5,307)	(3,886)	(5,233)

Net loss attributable to common shareholders	$(21,541)	$(17,486)	$(13,104)	$(9,153)	$(9,616)

Net loss attributable to common shareholders per common share:
Basic and diluted	$(36.47)	$(19.41)	$(9.19)	$(7.22)	$(4.43)

Weighted-average number of shares used in per share calculations:
Basic and diluted	592	901	1,428	1,272	2,183

Pro forma net loss per common share,
Basic and diluted (unaudited)			$(0.44)		$(0.22)

Weighted-average number of shares used in computing pro forma basic and diluted net loss per common share (unaudited)			16,920		20,973

See accompanying notes to consolidated financial statements.

Intellon Corporation

Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders’ Deficit

	Redeemable Convertible Preferred Stock					Shareholders’ Deficit
	Series A-1	Series A-2	Series A	Series B	Series C	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	(in thousands, except share amounts)
Balance, December 31, 2003	$17,734	$16,145	$—	$—	$—	1,202,822	$—	$79,796	$(97,052)	$(17,256)
Net loss	—	—	—	—	—	—	—	—	(12,080)	(12,080)
Issuance of convertible preferred stock, net of issuance costs of $45	2,478	2,478	—	—	—	—	—	—	—	—
Restricted stock grants, net of forfeitures	—	—	—	—	—	619,390	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	11	—	11
Accrued dividends on preferred stock	3,057	—	—	—	—	—	—	(3,057)	—	(3,057)
Accretion of preferred stock to redemption price	3,220	3,184	—	—	—	—	—	(6,404)	—	(6,404)

Balance, December 31, 2004	26,489	21,807	—	—	—	1,822,212	—	70,346	(109,132)	(38,786)
Net loss	—	—	—	—	—	—	—	—	(12,516)	(12,516)
Exchange of preferred stock	(27,025)	(22,077)	34,960	—	—	—	—	14,142	—	14,142
Issuance of convertible preferred stock, net of issuance costs of $547	—	—	—	23,916	—	—	—	—	—	—
Restricted stock grants, net of forfeitures	—	—	—	—	—	590,218	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	23	—	23
Accrued dividends on preferred stock	262	—	2,508	1,562	—	—	—	(4,332)	—	(4,332)
Accretion of preferred stock to redemption price	274	270	—	94	—	—	—	(638)	—	(638)

Balance, December 31, 2005	—	—	37,468	25,572	—	2,412,430	—	79,541	(121,648)	(42,107)
Net loss	—	—	—	—	—	—	—	—	(7,797)	(7,797)
Repurchase of preferred stock	—	—	(827)	—	—	—	—	—	—	—

Intellon Corporation

Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders’ Deficit (Continued)

	Redeemable Convertible Preferred Stock					Shareholders’ Deficit
	Series A-1	Series A-2	Series A	Series B	Series C	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	(in thousands, except share amounts)
Issuance of convertible preferred stock, net of issuance costs of $187	—	—	—	—	17,813	—	—	—	—	—
Restricted stock grants, net of forfeitures	—	—	—	—	—	598,714	—	1	—	1
Stock options exercised	—	—	—	—	—	2,744	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	712	—	712
Accrued dividends on preferred stock	—	—	2,904	2,206	71	—	—	(5,181)	—	(5,181)
Accretion of preferred stock to redemption price	—	—	—	124	2	—	—	(126)	—	(126)

Balance, December 31, 2006	—	—	39,545	27,902	17,886	3,013,888	—	74,947	(129,445)	(54,498)
Cumulative effect of adjustments resulting from the adoption of FIN 48 (unaudited)	—	—	—	—	—	—	—	—	158	158

Adjusted Balance at December 31, 2006 (unaudited)	—	—	39,545	27,902	17,886	3,013,888	—	74,947	(129,287)	(54,340)
Net loss (unaudited)	—	—							(4,383)	(4,383)
Restricted stock grants, net of forfeitures (unaudited)	—	—				27,441
Stock-based compensation (unaudited)	—	—						422		422
Accrued dividends on preferred stock (unaudited)	—	—	2,252	1,646	1,212			(5,110)		(5,110)
Accretion of preferred stock to redemption price (unaudited)	—	—		93	30			(123)		(123)

Balance, September 30, 2007 (unaudited)	$—	$—	$41,797	$29,641	$19,128	3,041,329	$—	$70,136	$(133,670)	$(63,534)

See accompanying notes to consolidated financial statements.

Intellon Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
				(unaudited)
Operating Activities
Net loss	$(12,080)	$(12,516)	$(7,797)	$(5,267)	$(4,383)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,173	1,256	1,308	898	1,130
Amortization of intangible assets	1,022	74	44	27	36
Stock-based compensation	11	23	712	648	422
Other	—	7	228	182	439
Changes in operating assets and liabilities:
Accounts receivable	(366)	(2,213)	(1,945)	(1,515)	(3,963)
Inventories	(2,991)	1,286	(1,979)	(2,506)	(4,209)
Prepaid expenses and other assets	(88)	(5)	(14)	(27)	(1,146)
Income tax refund	—	—	—	—	158
Deferred loan costs	—	—	(65)	—	18
Accounts payable and accrued expenses	1,142	1,056	2,153	327	3,487

Net cash used in operating activities	(12,177)	(11,032)	(7,355)	(7,233)	(8,011)

Investing Activities
Purchase of property and equipment	(1,362)	(728)	(806)	(434)	(1,314)
Purchase of intangible assets, net	(137)	(296)	(274)	(206)	(277)

Net cash used in investing activities	(1,499)	(1,024)	(1,080)	(640)	(1,591)

Financing Activities
Proceeds from issuance of preferred stock, net	3,455	23,916	17,813	—	—
Capitalized offering costs	—	—	—	—	(1,545)
Repurchase of preferred stock	—	—	(827)	(827)	—
Payments on capital lease obligations	(31)	(167)	(554)	(382)	(714)

Net cash provided by (used in) financing activities	3,424	23,749	16,432	(1,209)	(2,259)

Net increase (decrease) in cash and cash equivalents	(10,252)	11,693	7,997	(9,082)	(11,861)
Cash and cash equivalents, beginning of year	15,540	5,288	16,981	16,981	24,978

Cash and cash equivalents, end of year	$5,288	$16,981	$24,978	$7,899	$13,117

See accompanying notes to consolidated financial statements.

Intellon Corporation

Notes to Consolidated Financial Statements

December 31, 2006

(Information pertaining to the nine months ended September 30, 2007 and 2006 is unaudited)

1.    The Company and Summary of Significant Accounting Policies

Description of Company

Intellon Corporation designs, develops, manufactures and markets integrated circuits (ICs) for powerline communications, providing HomePlug-based and other powerline ICs for home networking, networked entertainment, utility, commercial and broadband over powerline (BPL) applications. We believe our company is a leader in powerline networking technology, IC sales and product enablement. We also believe we are well positioned to capitalize on the growth in home networking, audio and video (AV) connectivity and the convergence of the personal computer (PC) and consumer electronics (CE) environments.

Unaudited Interim Financial Information

In management’s opinion, the unaudited interim consolidated financial statements as of September 30, 2007 and for the nine months ended September 30, 2006 and 2007 have been prepared on the same basis as the audited consolidated statements and include all adjustments that are necessary for a fair presentation of the results for the interim periods. All such adjustments are of a normal, recurring nature. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the operating results for the entire year or any future periods.

Unaudited Pro Forma Redeemable Convertible Preferred Stock and Shareholders’ Equity

We have filed a registration statement with the U.S. Securities and Exchange Commission to sell shares of our common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the redeemable convertible preferred stock outstanding, including accrued dividends at September 30, 2007, will be converted into 19,403,900 shares of common stock. Unaudited pro forma redeemable convertible preferred stock and shareholders’ equity, as adjusted for the assumed conversion of redeemable convertible preferred stock, is set forth in the accompanying consolidated balance sheets. In addition, the preferred stock warrant liability of $513,000 will be reclassified into shareholders’ equity.

Principles of Consolidation

The consolidated financial statements include Intellon and our wholly owned subsidiaries, Intellon Canada Inc., Intellon Taiwan Ltd. and Intellon Korea, Ltd. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to pricing, product returns, doubtful accounts, inventory valuation reserves, investments, intangible assets, income taxes and related valuation allowances and contingencies. We base our estimates on historical experience and on various other

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and reported amounts of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collection is reasonably assured. We assess the ability to collect from our customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If the customer is not deemed credit worthy, we may defer all revenue from the arrangement until payment is received and other revenue recognition criteria have been met.

Revenue from product sales to direct customers is recognized upon shipment and transfer of risk of loss if we believe collection is reasonably assured and all other revenue recognition criteria are met. Certain end-users of our products have certain price concessions. We are able to reasonably estimate these price concessions under Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Rights of Return Exist, which sets forth conditions that must be met to recognize revenue at the time of shipment. Among those conditions is that a company that provides a pricing concession to a buyer be able to reasonably estimate the amount of future returns or pricing concessions. Our direct customers do not have any rights of return other than for defective products.

Revenue from product sales to distributors is recognized upon shipment provided the conditions of revenue recognition are met. The sale of products to distributors is not contingent upon the distributor selling the product to the end-user and our distributors generally do not have any rights of return including stock rotation rights. One of our distributors has a restocking right. We are able to estimate future returns by monitoring this distributor’s inventory to ensure products are selling through to its end customers. We also allow some distributors to return unsold product if we terminate the distribution relationship. If we were to terminate a distributor agreement, we would record a reduction in revenue for the estimated return of unsold inventory at the time the decision was made to terminate the distributor agreement. We have no intention to terminate any of our distributor agreements in a manner that would result in the return of unsold inventory to us.

We record provisions for estimated price concessions in the form of rebates and most favored nation pricing (MFN) at the time the related revenue is recorded as well as for products in our channels where we expect price concessions to occur. These estimates are based on reports and information gathered from our customers and other known facts. There were no differences between the estimated price concessions recorded and the actual amounts claimed

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

for price concessions for the reported periods. In addition, many of the price concession arrangements had been discontinued as of June 30, 2007.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank demand deposit accounts, and money market accounts. For purposes of the consolidated statement of cash flows, we consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially subject us to credit risk consist of cash and cash equivalents, accounts receivable and accounts payable. We perform ongoing credit evaluations of our customers’ financial condition and require collateral, such as letters of credit, whenever deemed necessary. We monitor our exposure for credit losses and maintain allowances for anticipated losses.

A change in or loss of one or more of our customers could adversely effect results of operations. The following table illustrates the concentration of revenue for customers that individually accounted for 10% or more of total revenue.

	Year Ended December 31,				Nine Months Ended September 30,
	2004		2005	2006	2006	2007
devolo AG (OEM)	*	%	16%	19%	12%	15%
Lumax International Corporation (distributor)	21		22	17	21	20
Aztech Systems Ltd. (OEM and ODM)	*		*	*	*	10
Jeritronics Ltd. (distributor)	11		*	*	*	*
Universal Electric GMBH (distributor)	27		17	*	*	*

*	Denotes that a customer accounted for less than 10% of our revenue in the indicated period.

Three customers accounted for a total of 43.1% and 45.4% of accounts receivable at December 31, 2005 and 2006, respectively. Three customers accounted for a total of 61.3% of accounts receivable at September 30, 2007.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments, which is included in costs of operations. We determine the adequacy of this allowance by regularly reviewing our accounts receivable aging categories to identify significant customers with known disputes or collection issues. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. At December 31, 2005 and December 31, 2006, we had an allowance for doubtful accounts of $23,000 and $0, respectively.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

Fair Market Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, obligations under capital lease and accrued expenses. The respective carrying value of these financial instruments approximates fair market value since they are short-term in nature or are receivable or payable on demand. Fair market value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of period end.

Inventories

Our inventories are stated on a first-in first-out basis at the lower of cost or market value. Cost includes fabricated wafers, purchased integrated circuits, subcontractor costs, such as assembly and test and third-party license fees. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize estimated selling prices for measuring any potential declines in market value below cost. Any write-down of inventory to reduce carrying value to lower of cost or market value is charged to cost of revenue.

Intangible Assets

Our intangible assets consist of non-compete agreements, trademarks and patents which are amortized over a period of one, 10 and 17 years, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using primarily the straight line method over the estimated useful lives of the assets (generally one to five years) as follows:

Useful Life
Furniture and office equipment	5 years
Research and production equipment	5 years
Computer equipment	2 - 3 years
Software	1 - 3 years

Leasehold improvements are amortized over the shorter of the lease terms or the estimated economic useful lives of the related assets. Amortization of assets held under capital leases is included in depreciation expense.

Asset Impairment

When events or circumstances indicate possible impairment, we perform an evaluation to determine if an impairment of long-lived and intangible assets used in operations exists, using undiscounted estimated future operating cash flows attributable to such assets compared to the

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

assets’ carrying amount. If we determine that assets have been impaired, the measurement of impairment will be equal to the excess of the carrying amount of such assets over the discounted estimated future operating cash flows, using a discount rate commensurate with the risks involved. We would reflect the impairment through a reduction in the carrying value of the asset. Assets to be disposed of are recorded at the lower of carrying amount or estimated fair market value less costs to dispose. No impairment losses have been recognized in 2004, 2005 or 2006.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). In applying SFAS 109, we are required to estimate our current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required to assess the likelihood that our deferred tax assets will be recovered from future taxable income. As of December 31, 2006, our total deferred tax assets were principally comprised of net operating loss carryforwards. As of December 31, 2006, based on the available objective evidence, we believe it is more likely than not that our deferred tax assets will not be realizable in the foreseeable future. We based this belief primarily on the fact that we have incurred cumulative pre-tax losses in all years since inception. Accordingly, we provided a full valuation allowance against our net deferred tax assets as of December 31, 2006. Should sufficient positive, objectively verifiable evidence of the realization of our net deferred tax assets exist at a future date, we would reverse any remaining valuation allowance to the extent supported by estimates of future taxable income at that time.

Net Loss Attributable to Common Shareholders

Basic net loss per common share is computed by dividing net loss by the weighted-average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by using the weighted-average number of vested common shares outstanding during the period and, when dilutive, potential dilutive common shares, including options, restricted common stock, warrants to purchase common and redeemable convertible preferred stock and redeemable convertible preferred stock. Because we reported a net loss for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007, all potential dilutive common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common shares consist of the following:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(in thousands)
Restricted common stock	1,018	1,012	1,182	1,203	862
Options to purchase common stock	2	3	23	17	597
Warrants to purchase common stock	3	3	2	3	—
Warrants to purchase redeemable convertible preferred stock	—	153	321	321	321
Redeemable convertible preferred stock	8,357	12,481	13,970	13,915	16,139

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair market values recognized over the requisite service period. We used the prospective transition method, under which, SFAS 123(R) is applied to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. In accordance with this transition method, our consolidated financial statements for prior periods have not been adjusted to reflect the impact of SFAS 123(R). Stock-based compensation expense for the years ended December 31, 2004 and 2005 represents the cost of restricted common stock awards determined in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

We estimated the fair market value of options granted after January 1, 2006 using the Black-Scholes option-pricing valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair market value of our common stock, weighted-average period of time that the options granted are expected to be outstanding, the estimated volatility of comparable companies, the risk free interest rate and the estimated rate of forfeitures of unvested stock options. If actual forfeitures differ from our estimates, we will record the difference as an adjustment in the period we revise our estimates. The fair market value of our common stock was determined using enterprise values based on a combination of financial models that included both a market based and discounted cash flow approach. The enterprise valuation was allocated between our various securities using the option-pricing method. We used the simplified calculation of expected life described in the Securities and Exchange Commission Staff Accounting Bulletin 107 and we estimated our stock’s volatility based on an average of the historical volatilities of the common stock of several entities with characteristics similar to us. The risk-free rate is based on U.S. Treasury securities. We estimated expected forfeitures based on our historical experience. See Note 4—Stock-Based Compensation for additional information.

Because we utilized the minimum value method for pro forma disclosure purposes under the original provisions of SFAS 123, Accounting for Stock-Based Compensation, disclosures to demonstrate the effect of pro forma compensation costs on net loss and net loss per share for the years ended December 31, 2004 and 2005 are not appropriate in accordance with SFAS 123(R).

Foreign Currency Translation

Our foreign subsidiaries are considered an extension of the U.S. Company and any remeasurement gains and losses related to these subsidiaries are included in selling, general and administrative expenses. As the U.S. dollar is utilized as the functional currency, gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the subsidiary’s functional currency) are also included in selling, general and administrative expenses. These gains and losses have historically been immaterial to our financial statements.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

Segment and Geographic Information

We follow the provisions of SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information and identify our operating segment based on business activities, management responsibility and geographic location. During all periods presented, we operated in a single business segment: the design, license and marketing of integrated circuits.

Revenue by geographic area are presented based upon the country of destination. Export sales were $10.0 million, $13.0 million and $28.0 million for the years ended December 31, 2004, 2005 and 2006, respectively. Export sales were primarily attributable to customers located in Asia and Europe. We believe a substantial portion of the products sold to distributors and original equipment manufacturers in Asia are ultimately shipped to end-markets in the Americas and Europe. Although a significant portion of our revenue is from customers located outside of the United States, all sales are denominated in U.S. dollars.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was adopted by Intellon in the first quarter of 2007.

We adopted FIN 48 at the beginning of fiscal year 2007. As a result of the implementation, we recognized a $158,000 benefit related to uncertain tax positions. This benefit was accounted for as an adjustment to the beginning balance of accumulated deficit on the balance sheet. At the beginning of 2007, we had approximately $231,000 of total gross unrecognized tax benefits for research and development tax credits. During the third quarter of 2007, we determined $231,000 of uncertain tax positions more likely than not will be realized. Accordingly, this benefit was accounted for as a credit to income tax expense during the third quarter of 2007.

We are subject to audit for all years since inception by the Internal Revenue Service, certain foreign tax authorities and various states. Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the quarter ended September 30, 2007.

2.    Acquisition

On January 29, 2004, we purchased all of the intellectual property and certain other assets and assumed certain liabilities of Cogency Semiconductor, Inc. (Cogency), a Toronto, Canada based semiconductor company. As consideration for the transaction, we issued 368,321 shares of Series A-1 redeemable convertible preferred stock (Series A-1) and 368,321 shares of Series A-2 redeemable convertible preferred stock (Series A-2) with a combined fair market

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

value of $1.5 million (such valuation was initially established in connection with third-party arm’s length transactions which took place in June 2003, and Cogency Semiconductor accepted the same securities as consideration for the January 2004 transaction) plus acquisition costs of $226,000 (for additional information see Note 7—Redeemable Convertible Preferred Stock). As a condition of the transaction, we formed Intellon Canada Inc., a wholly owned Canadian subsidiary, which hired 15 former Cogency employees, including 13 engineers, and assumed certain liabilities related to their former employment with Cogency.

The total consideration was allocated to the estimated fair market value of net assets acquired and liabilities assumed based on management estimates as follows (in thousands):

Fair market value of tangible net assets acquired	$786
Intangible assets: Non-compete and confidentiality agreements	1,032
Liabilities assumed	(92)

Total purchase price	$1,726

The amounts allocated to non-compete and confidentiality agreements were amortized over their estimated useful lives of twelve months using the straight-line method.

3.    Balance Sheet Components

Inventories

Inventories consisted of the following (in thousands):

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Finished goods	$1,533	$1,608	$3,538
Work-in-process	1,475	3,346	5,713
Raw materials	181	170	162

	3,189	5,124	9,413
Less: inventory reserves for obsolescence and excess inventories	680	636	716

	$2,509	$4,488	$8,697

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

The following table summarizes the activity in the inventory reserves for obsolescence and excess inventories for the stated periods (in thousands):

Balance, December 31, 2003	$1,419
Additions charged to costs	—
Deductions	(1,032)

Balance, December 31, 2004	387
Additions charged to costs	293
Deductions	—

Balance, December 31, 2005	680
Additions charged to costs	—
Deductions	(44)

Balance, December 31, 2006	636
Additions charged to costs	91
Deductions	(11)

Balance, September 30, 2007	$716

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Furniture and office equipment	$165	$175	$177
Research and production equipment	7,723	8,491	7,994
Computer equipment and software	1,774	1,982	2,173
Leasehold improvements	530	552	565

	10,192	11,200	10,909
Less: accumulated depreciation and amortization	7,911	9,135	8,995

Net property and equipment	$2,281	$2,065	$1,914

Intangible Assets

Intangible assets consisted of the following (in thousands):

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Patents	$1,372	$1,642	$1,918
Trademarks	81	81	81
Non-compete and confidentiality agreements	1,032	1,032	1,032

	2,485	2,755	3,031
Less: accumulated amortization	1,248	1,288	1,323

Net intangible assets	$1,237	$1,467	$1,708

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

Amortization expense, as of December 31, 2006, is expected to be as follows (in thousands):

2007	$46
2008	48
2009	53
2010	108
2011	108
Thereafter	1,104

Total expected amortization expense	$1,467

Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
Accrued vacation	$463	$466	$633
Accrued employee incentives / bonuses	674	1,480	523
Other	159	489	750

Total accrued expenses	$1,296	$2,435	$1,906

4.    Stock-Based Compensation

Stock-Based Compensation Plans

Intellon has two stock-based compensation plans, the Second Amended and Restated Intellon Corporation 2000 Employee Incentive Plan (2000 Plan) and the Intellon Corporation Directors’ Stock Option Plan (1997 Directors’ Plan).

Effective October 1, 2000, the Board of Directors approved the 2000 Plan, for officers and key employees. Grants under the 2000 Plan may include incentive stock options, nonqualified stock options and restricted common stock. In 2006, the 2000 Plan was amended to increase the number of shares of common stock available for grant to 3,457,994. The maximum value of incentive stock options, nonqualified stock options and restricted common stock that may be granted to a participant in a calendar year shall not exceed $10.0 million. At December 31, 2006, the total number of shares of common stock that are still available for issuance under the 2000 Plan was 706,213.

Incentive stock options under the 2000 Plan have a maximum term of 10 years, vest as determined by a committee of the Board of Directors (the Compensation Committee), and have an exercise price equal to the fair market value (110% of the fair market value of incentive stock options granted to 10% or greater stockholders) of the shares on the date of grant. The exercise price and vesting of each nonqualified stock option and restricted common stock grant under the 2000 Plan shall be determined by the Compensation Committee. Certain restricted common stock awards are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. The vesting of such awards is contingent on the satisfaction of performance goals established by the Compensation Committee.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

Effective September 19, 1997, the Board of Directors approved the 1997 Directors’ Plan. Terms of the 1997 Directors’ Plan provide for the issuance of nonqualified options and restricted common stock to non-employee directors at an exercise price determined by the Board of Directors on the date of grant. The term and vesting of each option or restricted common stock grant, with an exercise or vesting period not to exceed ten years, is determined by the Board of Directors. Options granted under the 1997 Directors’ Plan generally expire ten years from the date of grant. In 2003, the 1997 Directors’ Plan was amended to increase the number of shares available for awards to 59,700. At December 31, 2006, the total number of shares of common stock available for issuance under the 1997 Directors’ Plan was 11,889.

Stock-Based Compensation Expense

In our determination of stock based compensation expense under both APB 25 and SFAS 123(R), we have estimated the fair market value of our common stock. The primary approach we used for estimating the fair market value of our common stock was the probability-weighted expected return method, consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As our securities are not publicly traded or subject to any market evaluation of fair market value, we utilized valuation methodologies commonly used in the valuation of private company equity securities.

In our use of the probability-weighted expected return method, we considered a combination of two generally accepted approaches to determine our business enterprise value: the income and market approaches. Since October 31, 2005, we have conducted seven valuations. The income approach was the primary approach used for valuations as of October 31, 2005 and April 30, 2006. Both income and market approaches were used for subsequent valuation dates as of September 30, 2006 and December 31, 2006, April 30, 2007, June 30, 2007 and September 30, 2007, respectively.

Under the income approach, value is measured as the present worth of anticipated future net cash flows generated by the business or asset. Under the market approach, the Company’s value is compared to similar businesses, business ownership interests, securities or assets that have been sold. Under the asset approach, which was used primarily for the dissolution scenario, enterprise value is measured based on the liquidation value of the Company’s assets less the value of its liabilities. We used these approaches in conjunction with probability-weighted expected returns for four scenarios: an initial public offering, a sale or merger, dissolution or the Company remaining privately held.

Applying the income approach, a discounted cash flow (DCF) analysis was performed as of the valuation date. The DCF analysis included a forecast of revenues, operating expenses, capital expenditures and incremental working capital. Based on these forecasts, the net cash flow to be generated by our business during the projection period and the terminal value was determined and discounted to present value. An unlevered cash flow forecast was utilized and a weighted-average cost of capital was used as the discount rate.

For valuation dates as of September 30, 2006, December 31, 2006, April 30, 2007, June 30, 2007 and September 30, 2007, the market approach was used to value the Company assuming a probability-weighted expected return assuming an initial public offering and a sale or merger. In

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

the scenario involving a sale or merger of the Company, transactions were identified for the acquisition of similar companies and acquisition multiples were determined and applied to our operating metrics. In the scenario assuming an initial public offering comparable public company valuations were applied. We determined a set of comparable public companies and developed multiples that were then applied to our operating metrics. In addition, in the scenario where the Company remained private we applied a DCF analysis similar to what was used in the income approach. An asset based approach was used to value the Company assuming dissolution. In addition, the April 30, 2007 valuation considered a market based transaction of our redeemable convertible preferred stock that occurred in March 2007.

To determine the value of our total equity (both common and preferred), the value determined under each scenario was then adjusted by subtracting interest-bearing obligations. In accordance with the preferred stock terms, an adjustment was applied to subtract amounts due to preferred holders upon an initial public offering. In the scenario where we remained private, an adjustment was made to subtract a discount for lack of marketability. The equity value was then allocated to our various security holders, including the common stockholders. The resulting common equity value was then divided by the applicable shares outstanding to arrive at the estimated fair market value of common stock per share for each scenario. As discussed above, the probability-weighted expected return method was the primary generally accepted approach we used to determine the fair market value of our common stock.

Applying this approach, we determined relative weightings that applied the likelihood of us pursuing an initial public offering versus a sale of the Company, dissolution or remaining an independent, private company.

This resulted in the final estimated fair market value of common stock per share used in our determination of stock based compensation.

The valuation dates selected by us and the resultant increases in the estimated fair market value of our common stock were based on a number of factors. As of the April 30, 2006 valuation date, we had completed our first HomePlug AV-based IC. As a result, we expected revenue to increase materially during 2006 over 2005 as well as in future years. As of the December 31, 2006 valuation date we closed our Series C redeemable convertible preferred stock financing in December 2006. In addition to a higher price per preferred share over our Series B redeemable convertible preferred shares, the Series C financing eliminated a number of benefits to the preferred stockholders in favor of the common shareholders. Due to the increase in valuation of the common stock as of the April 30, 2006 and December 31, 2006 valuation dates, we retrospectively performed a valuation of the fair value of our common stock as of October 31, 2005 and September 30, 2006. During the periods on or near October 31, 2005 and September 30, 2006 considerable shares of restricted common stock were granted to officers and employees. For the valuation dates of April 30, 2007 and June 30, 2007, we had granted a considerable number of stock options to our officers and employees. Also, within those dates, we held the organizational meeting for our initial public offering with our investment bankers, attorneys and accountants on May 15, 2007. In addition, we began shipping our second generation HomePlug AV-based IC during this period.

As discussed in Note 1, we adopted SFAS 123(R) effective January 1, 2006 using the prospective transition method. Under SFAS 123(R), we estimate the fair market value of stock

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

options granted after December 31, 2005 on the grant date using the Black-Scholes option valuation model and apply the straight-line method of expense amortization.

The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $3,000. No options were exercised during the years ended December 31, 2004 and December 31, 2005.

The total unrecognized stock-based compensation for options granted during the year 2006 accounted for under SFAS 123(R) was approximately $45,000 as of December 31, 2006. These options had a remaining weighted-average period of 3.7 years over which the expense is expected to be recognized.

No options were exercisable at December 31, 2006. The following table contains information about outstanding stock options at December 31, 2006 (in thousands except share amounts):

Outstanding options
Number of options	61,740
Weighted-average exercise price	$1.04
Aggregate intrinsic value	$162
Weighted-average remaining contractual life	9.7 years

The following table contains information about stock options granted during the year ended December 31, 2006 and the nine months ended September 30, 2007:

Month	Options Granted	Exercise Price	Fair Value of Common Stock on Grant Date	Fair Value of Options on Grant Date
July 2006	30,642	$1.04	$1.04	$0.50
September 2006	30,184	1.04	1.75	1.04
October 2006	5,488	1.04	1.75	1.04
January 2007	225,484	3.89	3.67	1.54
January 2007	31,099	3.89	3.67	1.43
February 2007	19,666	3.89	3.67	1.37
April 2007	25,611	3.89	8.04	4.87
May 2007	384,341	8.04	8.04	2.63
July 2007	202,141	9.57	9.57	3.12
July 2007	182,933	9.57	9.57	3.50
September 2007	40,337	9.57	9.57	2.36

	1,177,926

The weighted-average fair market value of options granted in 2006 was $0.82. The fair market value for these grants was calculated using the Black-Scholes option-pricing model in accordance with SFAS 123(R). The calculation was based on (1) the fair market value of the underlying stock at the grant date, (2) the exercise price, (3) average expected option life of 3.25 years, (4) no dividends, (5) risk-free rate ranging between 4.6% and 5.0%, (6) estimated volatility rate between 56.9% and 59.5%, and (7) estimated forfeiture rate of 2.1%.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

The following table summarizes the stock-based compensation expense related to stock options and restricted common stock grants under SFAS 123(R) for the year ended December 31, 2006, which was allocated as follows (in thousands):

	Option Grants	Restricted Common Stock
Operating statement classification
Research and development	$1	$19
Selling, general and administrative	3	689

Total stock-based compensation expense	$4	$708

No tax benefit has been recognized on the stock-based compensation expense. We do not expect to recognize any income tax benefits relating to future operating losses until we determine that such tax benefits are more likely than not to be realized.

Stock Option Activity

The following table summarizes option activity for all of our stock options:

	Shares Covered by Options	Exercise Price per Share	Weighted-Average Exercise Price
Balance, December 31, 2003	75	$5.47 to $1,913.28	$113.22
Granted	2,744	0.06	0.06
Exercised	—	—	—
Canceled	(71)	5.47 to 1,913.28	65.49

Balance, December 31, 2004	2,748	.06 to 1,038.64	1.43
Granted	—	—	—
Exercised	—	—	—
Canceled	—	—	—

Balance, December 31, 2005	2,748	0.06 to 1,038.64	1.43
Granted	66,313	1.04	1.04
Exercised	(2,744)	0.06	0.06
Canceled	(4,577)	1.04 to 1,038.64	1.86

Balance, December 31, 2006	61,740	1.04	1.04
Granted	1,111,608	3.89 to 9.57	7.49
Exercised	—	—	—
Cancelled	(19,208)	1.04 to 3.89	2.25

Balance, September 30, 2007	1,154,140	$1.04 to 9.57	$7.22

During January 2007, one senior executive received an incentive stock option award and a non-qualifying stock option award which totaled 202,526 options at an exercise price of $3.89 per share. The stock option awards have normal four year vesting but may accelerate in the event of a change in control as defined in the 2000 Plan or if the executive is terminated other than for cause as defined in the executive’s employment agreement within twelve months following a change in control as defined in the 2000 Plan.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

Restricted Common Stock Activity

Restricted common stock grants are made pursuant to the 2000 Plan and 1997 Directors’ Plan and typically vest over a four-year period. Vesting may be accelerated upon certain events, including death or disability. Restricted common stock (all of which are shares of our common stock) is subject to forfeiture if employment terminates prior to vesting.

	Restricted Common Stock Awards Outstanding	Weighted- Average Grant Date Fair Value
Balance, December 31, 2003	685,348	$0.06
Granted	671,961	0.06
Vested	(190,321)	0.06
Forfeited	(52,571)	0.06

Balance, December 31, 2004	1,114,417	0.06
Granted	619,574	0.22
Vested	(417,994)	0.06
Forfeited	(29,357)	0.06

Balance, December 31, 2005	1,286,640	0.11
Granted	727,820	1.70
Vested	(853,915)	0.82
Forfeited	(129,107)	0.06

Balance, December 31, 2006	1,031,438	0.66
Granted	57,662	4.32
Vested	(374,164)	0.77
Forfeited	(30,221)	0.17

Balance, September 30, 2007	684,715	$1.10

The fair market value of each share of restricted common stock is calculated as equal to the value of our common stock on the date of grant and is recognized as compensation expense as the restricted common stock awards vest. Stock-based compensation expense related to the restricted common stock awards amounted to approximately $11,000, $23,000 and $708,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The total unrecognized stock-based compensation expense was approximately $668,000 as of December 31, 2006. The unvested restricted common stock awards will vest on a weighted-average basis over a period of 2.5 years from December 31, 2006.

During 2006, two senior executives received 681,722 restricted common stock awards that have special vesting. One senior executive received a restricted common stock award that vested at the date of grant. One senior executive received two restricted common stock awards. One of the restricted common stock awards, which totaled 336,834 shares, has normal four year vesting, but may accelerate in the event of a change in control as defined in the executive’s employment agreement. The fair market value of this award is being amortized over the vesting period. The second award, which totaled 84,209 shares, vests upon either the consummation of a change in control as defined in the executive’s employment agreement or the consummation of an underwritten initial public offering of Intellon’s equity securities that meets a certain market capitalization. The second restricted common stock award shall not be

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

accelerated for any other reason and the grant shall be forfeited if the minimum market capitalization is not met. No compensation expense was recognized for the second award, as it was not probable that the performance criteria would be met at December 31, 2006. Stock-based compensation expense related to these restricted common stock awards amounted to approximately $642,000 for the year ended December 31, 2006.

During January 2007, one senior executive received two restricted common stock awards which totaled 51,259 shares. One of the restricted stock awards has normal four year vesting but may accelerate in the event of a change in control as defined in the executive’s employment agreement. The second award vests upon either the consummation of a change in control as defined in the executive’s employment agreement or the consummation of an underwritten initial public offering of our equity securities that meets a certain market capitalization. The second restricted common stock award shall not be accelerated for any other reason and the grant shall be forfeited if the minimum market capitalization is not met.

5.    Employee Savings Plan

Effective January 1, 1996, we established a 401(k) savings plan designed to qualify under Section 401(k) of the Internal Revenue Code. All employees who have completed three months of service are eligible to participate in the plan. Each participant may contribute to the plan up to the maximum allowable amount as determined by the Federal Government. Employees become 100% vested upon entrance to the plan. We may make contributions to the plan at the discretion of the Board of Directors. We have not made any contributions since the inception of the plan. However, we have paid all administrative costs since the inception of the plan.

6.    Common Shares Reserved

We reserved the following number of shares of common stock for future issuance at December 31:

	2005	2006
Outstanding stock options	2,748	61,740
Shares available for future grants and other awards under existing plans	426,077	718,102
Warrants outstanding	322,976	320,925
Conversion of Series A	8,584,257	8,215,933
Conversion of Series B	5,461,534	5,461,534
Conversion of Series C	—	2,460,423

Total common shares reserved	14,797,592	17,238,657

7.    Redeemable Convertible Preferred Stock

At December 31, 2006 our amended certificate of incorporation authorized 20,252,541 shares of common stock, $.0001 par value, and 16,471,566 shares of preferred stock, $.0001 par value. At December 31, 2006, the authorized preferred shares consisted of 8,215,933 shares of Series A redeemable convertible preferred stock (Series A), 5,795,212 shares of Series B redeemable convertible preferred stock (Series B) and 2,460,423 shares of Series C redeemable convertible preferred stock (Series C).

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

From June 2003 through March 2004, we issued a total of 8,584,167 shares of Series A-1 and 8,489,759 shares of Series A-2 for gross proceeds of $23.5 million, less approximately $308,000 in issuance costs, plus the conversion of convertible promissory notes of $10.0 million including accrued interest.

On March 15, 2005, we raised $16.5 million of new capital through the sale of our Series B. In connection with this transaction, all of our Series A-1 and Series A-2 were reclassified into shares of a Series A. Each share of Series A-1 was exchanged for one share of Series A and each share of Series A-2 was exchanged for 0.00001 shares of Series A, with any fractional shares rounded up to the nearest whole number of shares of Series A. Between March 15, 2005 and July 28, 2005, we issued an additional $8.0 million of Series B, bringing the total new capital raised in 2005 to $24.5 million, less approximately $547,000 in issuance costs. As of December 31, 2006, we had issued 5,461,534 shares of Series B.

On May 23, 2006, we received a right of first refusal notice regarding the proposed sale of Series A. The price and terms of the proposed sale by the preferred shareholder had been negotiated between the preferred shareholder and the proposed purchasers named in the right of first refusal notice. The Board of Directors and the holders of a majority of the outstanding preferred shares, voting as a single class, approved Intellon to exercise its right of first refusal under the Amended and Restated Stockholders Agreement to purchase the 368,325 Series A shares. We completed the purchase of those Series A shares on June 26, 2006 for $827,000. Accrued but undeclared dividends of $31,648 will not be paid as a result of this purchase. As of December 31, 2006, we had 8,215,933 outstanding shares of Series A.

On December 15, 2006, we raised $18.0 million, less approximately $187,000 in issuance costs, of new capital through the issuance of Series C. As of December 31, 2006, we had issued 2,460,423 shares of Series C.

Liquidating Preference

In the event of any liquidation, dissolution or winding-up of Intellon, whether voluntary or not (a Liquidation): (i) each holder of our Series C shall be entitled to receive for each share of Series C held by such holder, prior and in preference to any distribution or payment that shall be made on our Series B, Series A, common stock or any other Intellon stock ranking junior to the Series C on Liquidation, an amount equal to $9.1450 per share (subject to certain adjustments), plus, with respect to each share, an amount equal to all Series C cumulative dividends accrued but unpaid thereon (whether or not declared) and to any other dividends declared but unpaid thereon, computed to the date payment thereof is made available (such aggregate payment amount per share, the Series C Liquidation Preference Payment); (ii) each holder of our Series B shall be entitled to receive for each share of Series B held by such holder, after payment in full of all Series C Liquidation Preference Payments required pursuant to clause (i) above and prior and in preference to any distribution or payment that shall be made on our Series A, common stock or any other Intellon stock ranking junior to the Series B on Liquidation, an amount equal to $5.5994 per share (subject to certain adjustments), plus, with respect to each share, an amount equal to all Series B cumulative dividends accrued but unpaid thereon (whether or not declared) and to any other dividends declared but unpaid thereon, computed to the date payment thereof is made available (such aggregate payment amount per share, the Series B Liquidation Preference Payment); (iii) each holder of our Series A shall be

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

entitled to receive for each share of Series A held by such holder, after payment in full of all Series C Liquidation Preference Payments and Series B Liquidation Preference Payments required pursuant to clauses (i) and (ii) above and prior and in preference to any distribution or payment that shall be made on our common stock or $4.0726 per share (subject to certain adjustments), plus, with respect to each share, an amount equal to all Series A cumulative dividends accrued but unpaid thereon (whether or not declared) and to any other dividends declared but unpaid thereon, computed to the date payment thereof is made available (such aggregate payment amount per share, the Series A Liquidation Preference Payment); and (iv) after payment in full of all Series C Liquidation Preference Payments required pursuant to clause (i) above, payment in full of all Series B Liquidation Preference Payments required pursuant to clause (ii) above and payment in full of all Series A Liquidation Preference Payments required pursuant to clause (iii) above, all remaining assets of Intellon available for distribution to our stockholders shall be distributed ratably among the holders of the preferred stock and the common stock, pro rata on an as converted basis. For purposes of this clause (iv), the holders of the preferred stock shall be deemed holders of the common stock and shall be deemed to hold (A) that number of shares of common stock into which such shares of preferred stock are then convertible (but including, for these purposes, fractional shares) together with (B) any shares of common stock otherwise held by such holder.

Redemption

After March 15, 2009, and upon written notice from the holders of at least majority of the Series A outstanding, voting as a single class, given to us, we shall redeem all of the outstanding shares of Series A in two equal annual cash installments. The applicable redemption price will be an amount equal to $4.0726 per share (subject to certain adjustments) plus an amount equal to all Series A cumulative dividends accrued but unpaid (whether or not declared) and any other dividends declared but unpaid.

After March 15, 2009, and upon written notice from the holders of at least 60.0% of the Series B outstanding, voting as a single class, we shall redeem all of the outstanding shares of Series B in two equal annual cash installments. The applicable redemption price will be an amount equal to $4.4793 per share (subject to certain adjustments) plus an amount equal to all Series B cumulative dividends accrued but unpaid (whether or not declared) and any other dividends declared but unpaid.

Commencing on the earlier of (i) December 15, 2010 (such date referred to as the Effective Time) and (ii) the first date upon which we redeemed the shares of any series of preferred stock other than the Series C pursuant to the provisions of the Certificate of Incorporation (the Redemption Period Date), and at any time thereafter, upon written notice from the holders of at least a majority of the Series C outstanding, voting as a single class, given to us, we shall redeem all of the outstanding shares of Series C in two equal annual cash installments. The applicable redemption price will be an amount equal to $7.3159 per share (subject to certain adjustments) plus an amount equal to all Series C cumulative dividends accrued but unpaid (whether or not declared) and any other dividends declared but unpaid.

The applicable redemption price for our Series A, Series B and Series C in excess of the net offering proceeds are accreted from the convertible preferred stocks’ issuance date to the earliest known optional redemption date. Additionally, dividends on our Series A, Series B and Series C are being accreted annually to the redemption date.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

Conversion

Each share of redeemable convertible preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by multiplying the number of shares of Series A, Series B or Series C, as the case may be, by the applicable conversion rate. The initial applicable conversion rate of Series A is the quotient obtained by dividing $4.0726 plus the Series A cumulative dividends by the conversion price of $4.0726 (subject to certain adjustments). The initial applicable conversion rate of Series B is the quotient obtained by dividing $4.4793 plus the Series B cumulative dividends by the conversion price of $4.4793 (subject to certain adjustments). The initial applicable conversion rate of Series C is the quotient obtained by dividing $7.3159 plus the Series C cumulative dividends by the conversion price of $7.3159 (subject to certain adjustments).

Conversion of all outstanding shares of our Series A, Series B and Series C is automatic upon the closing of a firm underwritten public offering of our shares occurring prior to February 29, 2008. All outstanding shares of Series A and Series B shall automatically convert into shares of common stock at the written election of the holders of at least 60% of the outstanding shares of Series A and Series B, each voting as a separate class. All outstanding shares of Series C shall automatically convert into shares of common stock at the written election of the holders of at least 70% of the outstanding shares of Series C, voting as a separate class. Series A, Series B and Series C are convertible to common stock at anytime at the request of the stockholder.

Dividends

The holders of the Series A, Series B and Series C shall be entitled to receive, when and if declared by our board of directors, dividends payable in cash at the rate of $0.3666, $0.4032 and $0.6585 per share per annum (subject to certain adjustments), which dividends shall accrue from day to day, whether or not earned or declared, starting from the date of issuance of each such share and will be cumulative. At December 31, 2006, cumulative dividends in arrears aggregated approximately $5.4 million ($0.6560 per share) for Series A, $3.8 million ($0.6560 per share) for Series B, $71,000 ($0.0547 per share) for Series C. At September 30, 2007, cumulative dividends in arrears aggregated approximately $7.7 million ($0.9294 per share) for Series A, $5.4 million ($0.9840 per share) for Series B, and $1.3 million ($0.5467 per share) for Series C. The accrued cumulative dividend balance will convert into shares of our common stock immediately upon the closing of this offering.

Board of Directors

As of September 30, 2007, our board of directors consisted of eight directors, subject to the number of directors of the board being increased to not more than nine directors by the affirmative vote of a majority of the members of the board (which up to two additional directors shall be identified as the independent directors).

The holders of the Series A, voting together as a separate class, are entitled to elect four directors. The holders of the Series B, voting together as a separate class, are entitled to elect one director. The holders of the common stock, voting as a separate class, are entitled to elect two directors. The holders of the Series A, Series B, Series C and the common stock, voting

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

together as a single class, are entitled to elect the independent directors in the event that the board is increased to up to nine members. Our board of directors consisted of seven persons at December 31, 2006.

Covenants

For so long as any of our Series A, Series B and Series C are outstanding, we may not take certain actions without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Series A, Series B and Series C, voting together as a separate class including the following: (i) authorize or designate shares of any class or series of capital stock or any other equity security that ranks senior in any way to the Series A, Series B or Series C; (ii) authorize or designate any shares of any class or series of capital stock or any other security, that ranks on parity with either the Series A, Series B or the Series C or authorize or designate shares of any class or series of capital stock or any other security, that is subordinate to either the Series A, Series B or the Series C; (iii) sell, assign, license (other than a non-exclusive license entered into in the ordinary course of business), convey, dispose of, pledge or grant a security interest in or upon or otherwise transfer any material intellectual property rights of Intellon or any of our subsidiaries (whether to secure any indebtedness of Intellon or otherwise); (iv) declare or pay any dividends on the any capital stock or redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of any other capital stock; provided, however, that this restriction shall not apply to (A) the repurchase of shares of common stock from employees, officers, directors, consultants or other persons performing services for Intellon or any subsidiary pursuant to agreements under which we have the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, (B) the redemption of any share or shares of preferred stock or (C) any payment of or with respect to accrued or declared but unpaid dividends on the Series A, Series B or Series C; (v) increase or decrease the authorized number of shares of common stock, Series A, Series B or Series C; (vi) sell, assign, license, convey or otherwise transfer or dispose of all or substantially all of our assets or merge or consolidate Intellon into or with any other entity or entities; (vii) authorize or initiate any voluntary liquidation, dissolution or winding up of Intellon or other liquidation of Intellon; (viii) materially change our fundamental line of business or enter into a new line of business not currently conducted by us; (ix) take any action that constitutes a change to the number of directors; (x) take any action to amend, alter, restate or make any other change to any provision of our Certificate of Incorporation or By-laws in a manner which adversely alters or changes the rights, preferences or privileges of our Series A, Series B and/or the Series C; (xi) create, incur, assume, become liable for (whether by pledge, guarantee or otherwise) or permit any of our subsidiaries to create, assume or become liable for, or permit to exist any consolidated indebtedness of Intellon or any subsidiary in excess of an aggregate of $1,000,000 (excluding any bank revolving facility for inventory purposes); or (xii) authorize the acquisition of any other corporation or other entity.

8.    Warrants

In connection with the March 2005 Series B private placement, we issued a warrant to purchase 111,626 shares of Series B, exercisable at $0.0547 per share with an expiration date of June 10, 2010. In addition, we issued a warrant to purchase 209,299 shares of Series B exercisable at $4.4793 per share with an expiration date of the earlier of (i) July 28, 2010, or

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

(ii) the closing of an initial public offering (as defined in the warrant). Each of the respective warrants vests and becomes exercisable based on the achievement of certain performance milestones as set forth in each of the warrant agreements. When it is probable that some or all of the performance milestones will be achieved, marketing expense is recognized over the vesting period of the warrants. Pursuant to FASB Staff Position No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the consolidated balance sheet at fair market value. Marketing expense will be recognized based on the fair market value of the warrants at the time the performance criteria are met. We will continue to adjust the liabilities for changes in fair market value until the earlier of the exercise of the warrants to purchase shares of our Series B or the completion of an initial public offering, at which time the liabilities will be reclassified to shareholders’ deficit. We recognized $4,000 and $227,000 of marketing expense for the years ended December 31, 2005 and 2006, respectively, related to these warrants. As of December 31, 2006, 54,418 of the warrants are exercisable. We recognized $282,000 of marketing expenses for the nine months ended September 30, 2007.

9.    Commitments

Lease Commitments

We lease all of our facilities and certain of our equipment under non-cancelable terms that expire at various dates through 2009. We have an operating lease for our principal office, research and production facility in Florida that expires June 30, 2008. We have an option to renew the lease for one year on the same terms as the existing lease. The facility is owned by a non-employee shareholder of Intellon, E&E Investments, which holds less than 0.01% of our outstanding shares. We have an operating lease for a sales office in California that expires March 31, 2009. We have an operating lease for an engineering office in Canada that expires February 29, 2008. Rent expense is recognized on a straight-line basis over the term of the lease. Rent expense for these leased facilities amounted to $345,000, $390,000 and $477,000 for the years ended December 31, 2004, 2005 and 2006, respectively, including payments of $147,000, $151,000 and $197,000, respectively, to the related party lessor.

As of December 31, 2006, future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year, including the leases described above, are as follows (in thousands):

2007	$537
2008	269
2009	33
2010	—
2011	—

$839

We lease certain engineering research equipment and software. The cost of equipment and software under capital leases included in the accompanying consolidated balance sheets as research and production equipment was $1,316,000 and $1,603,000 at December 31, 2005 and 2006, respectively. Accumulated amortization of the leased equipment and software was

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

approximately $273,000 and $851,000 at December 31, 2005 and 2006, respectively.

As of December 31, 2006, future minimum payments required under capital leases that have initial or remaining non-cancelable terms in excess of one year, including the leases described above, are as follows (in thousands):

2007	$921
2008	—
2009	—
2010	—
2011	—

921

Less: imputed interest	29

$892

Inventory

We purchased electronic components and assembly services from three vendors that represented 77.4%, 82.5% and 58.8% of the total of such purchases during 2004, 2005 and 2006, respectively.

Royalties

We have certain royalty commitments associated with the licensing of third-party technologies that are incorporated into certain of our products. Royalty expense is generally based on a dollar amount per unit shipped. Royalty expense, which was recorded in cost of revenue in our consolidated statements of operations, was approximately $0, $112,000 and $553,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Registration Rights

If we receive at any time after the earlier of (i) March 15, 2008, or (ii) six months after the effective date of an initial public offering a written request from the holders of at least 40% or more of our (A) common stock issuable upon the conversion of the Series A, Series B and Series C, (B) common stock owned by the holders of Series A, Series B and Series C, and (C) common stock issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in (A) and (B) (collectively, the Registrable Securities) then outstanding, that we file a registration statement under the Securities Act of 1933 (the Securities Act) covering the registration of the Registrable Securities, then we shall use its best efforts to effect the registration under the Securities Act of all Registrable Securities that the holders request to be registered.

Transaction Incentive Program

We have a Transaction Incentive Program, which we plan to terminate prior to the completion of our initial public offering, that offers eligible employees the right to participate in a transaction incentive pool that will pay a cash bonus to the employee in the event we engage

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

in a covered business transaction, as defined, with the amount of the bonus being offset by the total imputed value, if any, of (i) the employee’s stock options and (ii) any shares of restricted common stock issued to the employee. A covered business transaction is any consolidation or merger of Intellon in which we are not the surviving corporation or which contemplates that all or substantially all of our business and/or assets will be controlled by another person. No cash bonuses have been earned under the program during 2004, 2005 or 2006.

In addition, in the event that a change in control of Intellon occurs (subject to certain requirements), we will pay our Chief Executive Officer an amount (the “Special Payment”) equal to a percentage of the lesser of (i) the net transaction consideration paid or issued, or (ii) the aggregate of all amounts that would be payable to the holders of all classes and series of our preferred stock upon any liquidation, dissolution or winding-up of Intellon; provided, that the Special Payment shall be reduced by the amount of any severance payments due to the Chief Executive Officer as a result of such change in control; and provided further, that the Special Payment shall be paid to the Chief Executive Officer in the same form (e.g., cash, securities, a combination of cash and securities, other property, etc.) as the applicable net transaction consideration or alternative liquidation amount payable to Intellon and/or our stockholders.

In addition, in the event that a change in control of Intellon occurs (subject to certain requirements), we will pay our Chief Operating Officer an amount (the “Special Payment”) equal to one percent (1%) of the lesser of (i) the net transaction consideration paid or issued, or (ii) the aggregate of all amounts that would be payable to the holders of all classes and series of our preferred stock upon any liquidation, dissolution or winding-up of Intellon; provided, that the Special Payment shall be reduced by the amount of any severance payments due to the Chief Operating Officer as a result of such change in control; and provided further, that the Special Payment shall be paid to the Chief Operating Officer in the same form (e.g., cash, securities, a combination of cash and securities, other property, etc.) as the applicable net transaction consideration or alternative liquidation amount and at substantially the same time that such applicable net transaction consideration or alternative liquidation amount is paid to such holders.

Legal Proceedings

We are not currently a party to any legal proceedings that we believe would have a material adverse effect on the consolidated financial position, results of operations or cash flows of Intellon.

10.    Income Taxes

At December 31, 2006, we had federal and state net operating loss carryforwards of approximately $95.4 million, which begin to expire in the years 2007 through 2026. However, primarily due to the 2003 change in ownership which limits the amount of net operating losses and tax credits that may be utilized in subsequent periods, we estimated that at least $35.8 million of net operating loss carryforwards and approximately $3.5 million of tax credit carryforwards will be available during the carryforward period, which begin to expire in the years 2007 through 2026. An additional amount may be available as a result of recognized built in gains during the five-year period following the change in ownership.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

The income tax provision differs from the amount of the tax determined by applying the Federal statutory rate as follows:

	2004	2005	2006
Income tax provision at statutory rate	$(4,107)	$(4,255)	$(2,651)
Increase (decrease) in income tax due to:
Foreign tax	(273)	(926)	(1,516)
State income taxes, net	(290)	(573)	(290)
Change in valuation allowance	5,110	5,480	4,720
Other	(440)	274	(263)

	$—	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows at December 31 (in thousands):

	2005	2006
Deferred tax assets:
Allowance for doubtful accounts	$9	$—
Inventory reserve	256	239
Intangible assets	351	339
Fixed asset basis	144	136
Accrued expenses	106	356
Net operating loss carryforwards	10,463	13,522
Tax credits	1,793	3,524

Total deferred tax assets	13,122	18,116
Less: valuation allowance	(12,660)	(17,380)

Net deferred tax asset	$462	$736

Deferred tax liabilities:
Deferred compensation	$(2)	$(189)
Patent expense	(460)	(547)

Total deferred tax liabilities	$(462)	$(736)

Net deferred tax asset	$—	$—

The valuation allowance increased by approximately $4.7 million, $5.5 million and $4.7 million during 2004, 2005 and 2006, respectively. The change in the valuation allowance for 2004, 2005 and 2006 is primarily attributable to the increase in net operating loss and tax credit carryforwards generated in 2004, 2005 and 2006. We believe that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

Our effective tax rate is different from the statutory tax rate primarily due to the net changes in the valuation allowance.

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

11.    Supplemental Cash Flow Information

We paid interest of $0, $48,361 and $59,419 for the years ended December 31, 2004, 2005 and 2006, respectively.

The following non-cash items occurred during the periods presented (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Issuance of Series A-1 and Series A-2 for purchase of assets (see Note 2)	$1,501	$—	$—	$—	$—
Conversion of Series A-1 and Series A-2 convertible preferred stock into Series A preferred stock	—	34,960	—	—	—
Capitalized lease obligation incurred	—	1,316	287	287	—
Accrued dividends on preferred stock	3,057	4,332	5,181	3,793	5,110
Accretion of preferred stock to redemption price	6,404	638	126	93	123

12.    Liquidity and Capital Resources

The following table is a summary of our cash flows from operating, investing and financing activities (in thousands):

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
		(unaudited)
Net cash used in operating activities	$(7,355)	$(8,011)
Net cash used in investing activities	(1,080)	(1,591)
Net cash provided by financing activities	16,432	(2,259)

On October 31, 2006, we entered into a two-year reducing credit facility with Silicon Valley Bank. Our credit facility with Silicon Valley Bank enables us to borrow up to $10.0 million at December 31, 2006. Commencing March 1, 2007, the credit facility reduces $250,000 quarterly. At September 30, 2007, $9.25 million of credit was available. All advances under this credit facility are secured by our accounts receivable, inventory, purchase orders and other rights to payment, general intangibles, equipment and proceeds of the foregoing. The credit facility has a maturity date of October 31, 2008.

Pursuant to the credit facility with Silicon Valley Bank, we are required to comply with certain affirmative and negative covenants. The affirmative covenants include a number of restrictions which include, among others: a tangible net worth restriction of at least $10.5 million that increases each quarter by an amount equal to 50% of positive quarterly net income and 75% of issuances of any equity after the effective date and an adjusted quick ratio. As of September 30, 2007, we were required to maintain a tangible net worth of at least $20 million. The negative covenants with which we must comply include, among others: limitations on indebtedness; liens; distribution or disposal of assets; changes in the nature of our business; investments; mergers or consolidations with or into third parties; transactions with affiliates;

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

and modifications to material agreements in a manner materially adverse to the lender. At December 31, 2006 and at September 30, 2007, we were in compliance with the affirmative and negative covenants.

Interest on the credit facility accrues interest at a floating per annum rate equal to 0.25 percentage points above the prime rate; provided that the principal amount outstanding under the credit facility shall accrue interest at a floating rate equal to 0.75 percentage points above the prime rate during any period that our cash that is maintained with Silicon Valley Bank is less that the aggregate principal amount of all advances under the credit facility; provided further, that following a qualified public offering, the principal amount outstanding for each advance may, at our request, accrue interest at a floating rate per annum equal to 2.50 percentage points above the LIBOR Rate, in accordance with and subject to the terms and provisions contained in, the LIBOR Supplement. At December 31, 2006 and March 31, 2007, we had no borrowings under this credit facility. The interest rate was 8.50% for the revolving line of credit and 8.75% for the reducing facility line of credit at December 31, 2006. We must pay a fully earned, non-refundable commitment fee equal to one quarter of one percent of the revolving line of credit per annum. We must pay a fully earned, non-refundable commitment fee equal to one half of one percent of the weighted-average of the reducing facility line of credit amount per annum. In addition, we must pay a minimum quarterly interest amount of $20,000. We paid $69,000 in debt issuance costs related to this credit facility in 2006.

Upon the occurrence of an event of default, our obligations under the credit facility may become immediately due and payable. Events of default include, among others, our failure to pay our obligations under the credit facility when due; our failure to perform any covenant set forth in the credit agreement; the attachment or seizure of a material portion of our assets; an insolvency proceeding is commenced by or against us; we are restrained from conducting any material part of our business; any judgment in excess of $250,000 is filed against us and not released, discharged, bonded against or stayed pending an appeal within 10 days; breach of any material warranty in the credit agreement; breach or termination of a material contract; or the acceleration of, or default in connection with, any indebtedness regardless of the amount.

13.    Reverse Stock Split

The Company’s Board of Directors and stockholders approved a 1-for-5.4665 reverse stock split of its outstanding common stock and convertible preferred stock effective November 21, 2007. All share and per share amounts contained in these consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

14.    Subsequent Events (Unaudited)

During May, 2007, 371,170 stock options were granted to officers and employees of the Company at an exercise price of $8.0358 per share. These options begin vesting only upon the occurrence of a change in control or an initial public offering within 18 months of the date of grant and then vest over a four-year period. These options will revert back to us should the performance milestones of a change in control or an initial public offering not occur within the 18 month period. Additionally, during April and May, 2007, we granted 38,782 options at a weighted-average exercise price of $5.3026 per share. These options vest over a four-year period.

During July, 2007, 182,933 stock options were granted to officers of the Company at an exercise price of $9.5664 per share. These options begin vesting only upon the occurrence of a change of control or an initial public offering within 18 months of the date of grant and then

Intellon Corporation

Notes to Consolidated Financial Statements (Continued)

vest over a four year-period. These options will revert back to us should the performance milestones of a change of control or an initial public offering not occur within the 18 month period. Additionally, during July, 2007, we granted 202,141 stock options at an exercise price of $9.5664 per share. These options vest over a four-year period.

In addition, following the completion of this offering, we expect to grant to new directors who join our board, and to existing directors who remain on our board, on or after the effective date of this offering, non-qualified stock options having a Black-Scholes value of approximately $185,000, as determined by the compensation committee, representing 18,500 shares of our common stock based upon a per share exercise price of $10.00, which is the mid-point of the range shown on the cover of this prospectus, with an exercise price equal to the fair market value of our common stock on the date of grant (which, in the case of directors who remain on the board at the time of the completion of this offering, will be the price to the public in this offering) and annual vesting in arrears over three years with full acceleration upon disability or death or failure to be re-nominated for re-election to the board other than at the request of the director.

During July 2007, we entered into a lease agreement for engineering software tools which requires a total of $2.8 million of payments to be made through July 2010. The transaction will be accounted for as an operating lease.

During July 2007, the 2000 Plan was amended and approved by the shareholders to increase the number of shares of common stock available for grant to 4,189,723.

Effective September 27, 2007, we amended and restated our employment agreement with Mr. Charles E. Harris. The initial term of the agreement extends until September 28, 2009 with automatic one-year extensions thereafter. Under the terms of the new employment agreement, we will incur approximately $0.35 million in annual salary expense. The amended employment agreement provides that Mr. Harris’ right to any “Special Payments” as described in Note 9 shall terminate upon the closing of this initial public offering.

Effective September 27, 2007, we amended and restated our employment agreement with Mr. Rick E. Furtney. The initial term of the agreement extends until August 9, 2010 with automatic one-year extensions thereafter. Under the terms of the new employment agreement, we will incur approximately $0.25 million in annual salary expense. The amended employment agreement provides that Mr. Furtney’s right to any “Special Payments” as described in Note 9 shall terminate upon the closing of this initial public offering.

Effective September 27, 2007, we terminated our Transaction Incentive Program which is described in Note 9.

On September 28, 2007, we amended our existing revolving credit facility with Silicon Valley bank to reduce the Tangible Net Worth we are required to maintain to be at least $20,000,000 (subject to upward adjustments). Under the credit facility “Tangible Net Worth” means our consolidated total assets minus (a) any amounts attributable to (i) goodwill, (ii) intangible items, (iii) notes, accounts receivable and certain other obligations, and (iv) reserves not already deducted from assets, minus (b) total liabilities.

During September, 2007, we granted 40,337 stock options at an exercise price of $9.5664 per share. These options vest over a four-year period.

During October, 2007, we granted 6,677 stock options at an exercise price of $9.5664 per share.

During October, 2007, warrants to purchase 4,465 shares of Series B became exercisable.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Intellon Corporation

7,500,000 Shares

Common Stock

Deutsche Bank Securities

Jefferies & Company

Piper Jaffray

Oppenheimer & Co.

PART II

Information not required in prospectus

ITEM 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Intellon Corporation in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee, the NASD filing fee and The NASDAQ Global Market listing fee.

Amount to be Paid
Securities and Exchange Commission registration fee	$3,070
NASD filing fee	10,500
NASDAQ Global Market listing fee	100,000
Printing and engraving expenses	210,000
Legal fees and expenses	1,050,000
Accounting fees and expenses	350,000
Transfer agent and registrar fees	15,000
Miscellaneous	261,430

Total	$2,000,000

*	To be filed by amendment

ITEM 14.    Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Article Ninth of our amended and restated certificate of incorporation authorizes us to provide for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

In August 2007, we entered into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in the our bylaws, and to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

ITEM 15.    Recent Sales of Unregistered Securities

Since January 1, 2004, we have issued and sold the following unregistered securities as adjusted for the 5.4665-for-1 reverse stock split:

1. On April 25, 2007, we awarded 6,403 shares of our restricted common stock to R. Douglas Norby, one of our directors, pursuant to our Director Stock Plan.

2. On January 30, 2007, we awarded an aggregate of 51,259 shares of our restricted common stock to Rick E. Furtney, our President and Chief Operating Officer, pursuant to our 2000 Employee Incentive Plan.

3. On December 15, 2006, we issued and sold an aggregate of 2,460,423 shares of our Series C redeemable convertible preferred stock to a total of 27 accredited investors at a purchase price of $7.3158 per share, for an aggregate purchase price of $17.8 million, net of expenses.

4. On September 28, 2006, we awarded 260,679 shares of our restricted common stock to Charles E. Harris, our Chief Executive Officer and Chairman of the Board, pursuant to our 2000 Employee Incentive Plan.

5. On August 9, 2006, we awarded an aggregate of 421,043 shares of our restricted common stock to Rick E. Furtney, our President and Chief Operating Officer, pursuant to our 2000 Employee Incentive Plan.

6. On July 27, 2006, we awarded an aggregate of 6,403 shares of our restricted common stock to one of our employees pursuant to our 2000 Employee Incentive Plan.

7. On April 25, 2006, we awarded an aggregate of 5,488 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

8. On March 23, 2006, we awarded an aggregate of 16,464 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

9. On February 22, 2006, we awarded 275 shares of our restricted common stock to one of our employees pursuant to our 2000 Employee Incentive Plan.

10. On January 26, 2006, we awarded an aggregate of 17,471 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

11. On December 15, 2005, we awarded an aggregate of 13,537 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

12. On November 17, 2005, we awarded an aggregate of 207,043 shares of our restricted common stock to certain of our officers and employees pursuant to our 2000 Employee Incentive Plan.

13. On November 17, 2005, we awarded an aggregate of 261,594 shares of our restricted common stock to certain of our executive officers, which include Messrs. Harris, Earnshaw and Casby, pursuant to our 2000 Employee Incentive Plan.

14. On October 27, 2005, we awarded an aggregate of 23,782 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

15. On September 22, 2005, we awarded an aggregate of 33,843 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

16. On July 28, 2005, we awarded an aggregate of 30,184 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

17. On July 28, 2005, we issued a warrant to purchase 209,299 shares of our Series B redeemable convertible preferred stock with an aggregate exercise price of $937,500.12 to an accredited investor.

18. On June 10, 2005, we issued a warrant to purchase 111,626 shares of our Series B redeemable convertible preferred stock with an aggregate exercise price of $6,102.03 to an accredited investor.

19. On May 26, 2005, we awarded an aggregate of 10,062 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

20. On April 28, 2005, we awarded an aggregate of 15,550 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

21. On March 28, 2005, we awarded an aggregate of 6,586 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

22. Between March 15, 2005, and July 28, 2005, we issued and sold an aggregate of 5,461,534 shares of our Series B redeemable convertible preferred stock to a total of 26 accredited investors at a purchase price of $4.4793 per share, for an aggregate purchase price of $24,463,567.

23. On January, 27, 2005, we awarded an aggregate of 17,397 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

24. On December 15, 2004, we awarded an aggregate of 17,836 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

25. On October 21, 2004, we awarded 33,874 shares of our restricted common stock to one of our officers pursuant to our 2000 Employee Incentive Plan.

26. On October 21, 2004, we awarded 27,859 shares of our restricted common stock to William P. Casby, our Vice President-Sales, pursuant to our 2000 Employee Incentive Plan.

27. On September 23, 2004, we awarded an aggregate of 12,074 shares of our restricted common stock to certain of our officers and employees pursuant to our 2000 Employee Incentive Plan.

28. On September 23, 2004, we awarded 78,283 shares of our restricted common stock to William P. Casby, our Vice President-Sales, pursuant to our 2000 Employee Incentive Plan.

29. On June 24, 2004, we awarded an aggregate of 21,952 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

30. On April 20, 2004, we awarded an aggregate of 226,629 shares of our restricted common stock to certain of our officers and employees pursuant to our 2000 Employee Incentive Plan.

31. On April 20, 2004, we awarded 38,675 shares of our restricted common stock to Charles E. Harris, our Chief Executive Officer and Chairman of the Board, pursuant to our 2000 Employee Incentive Plan.

32. On April 6, 2004, we awarded an aggregate of 15,458 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

33. On February 19, 2004, we awarded 16,575 shares of our restricted common stock to Charles E. Harris, our Chief Executive Officer and Chairman of the Board, pursuant to our 2000 Employee Incentive Plan.

34. On January 29, 2004, we awarded an aggregate of 182,750 shares of our restricted common stock to certain of our employees pursuant to our 2000 Employee Incentive Plan.

35. On January 29, 2004, we issued 368,321 shares of our Series A-1 redeemable convertible preferred stock and 368,321 shares of our Series A-2 redeemable convertible preferred stock, with a combined fair market value of $1.5 million, as consideration for all of the intellectual property and certain other assets of Cogency Semiconductor, Inc., a Toronto, Canada based semiconductor company. On June 26, 2006, pursuant to our rights of first refusal, we repurchased from Cogency the Series A redeemable convertible preferred stock into which the Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock was converted.

36. From May 31, 2004, through May 31, 2007, we issued and sold an aggregate of 2,744 shares of common stock upon the exercise of options issued to one of our consultants under our 2000 Employee Incentive Plan at an exercise price of $0.06 per share, for an aggregate exercise price of $150.00.

The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 1, 2, 4-16, 19-21, 23-34 and 36 above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701, and with respect to items 3, 17, 18, 22 and 35 above in reliance on Section 4(2) of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Since January 1, 2004, we have granted the following options to purchase common stock to our employees, directors and consultants under our 2000 Employee Incentive Plan.

1. On October 25, 2007, we granted stock options to certain of our employees covering an aggregate of 6,678 shares of our common stock at an exercise price of $9.57 per share, or an aggregate exercise price of $63,875.00.

2. On September 27, 2007, we granted stock options to certain of our employees covering an aggregate of 40,337 shares of our common stock at an exercise price of $9.57 per share, or an aggregate exercise price of $385,875.00.

3. On July 26, 2007, we granted stock options to certain of our employees covering an aggregate of 202,141 shares of our common stock at an exercise price of $9.57 per share, or an aggregate exercise price of $1,933,750.00.

4. On July 26, 2007, we granted stock options to Charles E. Harris, Rick E. Furtney and Brian T. McGee, three of our executive officers, covering an aggregate of 182,933 shares of our common stock at an exercise price of $9.57 per share, or an aggregate exercise price of $1,750,000.00.

5. On May 24, 2007, we granted stock options to certain of our employees covering an aggregate of 283,729 shares of our common stock at an exercise price of $8.04 per share, or an aggregate exercise price of $2,279,970.00.

6. On May 24, 2007, we granted stock options to William E. Earnshaw and William P. Casby, two of our executive officers, covering an aggregate of 100,613 shares of our common stock at an exercise price of $8.04 per share, or an aggregate exercise price of $808,500.00.

7. On April 25, 2007, we granted stock options to certain of our employees covering an aggregate of 25,611 shares of our common stock at an exercise price of $3.89 per share, or an aggregate exercise price of $99,400.00.

8. On February 22, 2007, we granted stock options to certain of our employees covering an aggregate of 19,666 shares of our common stock at an exercise price of $3.89 per share, or an aggregate exercise price of $76,325.00.

9. On January 30, 2007, we granted stock options to certain of our employees covering an aggregate of 54,057 shares of our common stock at an exercise price of $3.89 per share, or an aggregate exercise price of $209,805.00.

10. On January 30, 2007, we granted stock options to Brian T. McGee, our Chief Financial Officer, covering an aggregate of 202,526 shares of our common stock at an exercise price of $3.89 per share, or an aggregate exercise price of $786,044.55.

11. On October 26, 2006, we granted stock options to certain of our employees covering an aggregate of 5,488 shares of our common stock at an exercise price of $1.04 per share, or an aggregate exercise price of $5,700.00.

12. On September 28, 2006, we granted stock options to certain of our employees covering an aggregate of 30,184 shares of our common stock at an exercise price of $1.04 per share, or an aggregate exercise price of $31,350.00.

13. On July 27, 2006, we granted stock options to certain of our employees covering an aggregate of 30,642 shares of our common stock at an exercise price of $1.04 per share, or an aggregate exercise price of $31,825.00.

14. On July 29, 2004, we granted stock options to certain of our employees covering an aggregate of 2,744 shares of our common stock at an exercise price of $0.06 per share, or an aggregate exercise price of $150.00.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on Rule 701 promulgated under Section 3(b) thereof, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with us, to such information.

ITEM 16.    Exhibits and Financial Statement Schedules

(a) Exhibits.

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedule

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ocala, Florida, on the 11th day of December, 2007.

Intellon Corporation

By:	/s/ Charles E. Harris
Charles E. Harris Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Charles E. Harris Charles E. Harris	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	December 11, 2007

/s/ Brian T. McGee Brian T. McGee	Chief Financial Officer (Principal Financial and Accounting Officer)	December 11, 2007

* Richard I. Goldstein	Director	December 11, 2007

* Robert C. Ketterson	Director	December 11, 2007

* R. Douglas Norby	Director	December 11, 2007

* Gary Rubinoff	Director	December 11, 2007

* Samuel H. Schwartz	Director	December 11, 2007

* Scott B. Ungerer	Director	December 11, 2007

* James E. Vander Mey	Director	December 11, 2007

*By:	/s/ Charles E. Harris
Charles E. Harris
Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation currently in effect

3.2**	Bylaws, as amended, currently in effect

3.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of the offering)

3.4**	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of the offering)

4.1**	Specimen Common Stock Certificate

4.2**	Second Amended and Restated Investors’ Rights Agreement, dated December 15, 2006

5.1	Opinion of Proskauer Rose LLP

10.1**	Form of Indemnification Agreement for directors and executive officers

10.2**	Third Amended and Restated 2000 Employee Incentive Plan

10.3**	Forms of Stock Option Agreements under 2000 Employee Incentive Plan

10.4**	Form of Notice of Grant of Restricted Stock under 2000 Employee Incentive Plan

10.5**	Director Stock Plan

10.6**	Form of Restricted Stock Agreement under Director Stock Plan

10.7**	2007 Equity Incentive Plan

10.8**	Form of Notice of Grant of Stock Option under 2007 Equity Incentive Plan

10.9**	Form of Notice of Grant of Restricted Stock under 2007 Equity Incentive Plan

10.10**	Form of Notice of Grant of Restricted Stock Units under 2007 Equity Incentive Plan

10.11**	2007 Employee Stock Purchase Plan

10.12**	Business Lease Agreement between Intellon Corporation and E&E Investments, dated July 1, 2006

10.13**	Office Lease Agreement between Intellon Corporation and CA-The Concourse Limited Partnership, dated as of December 16, 2003, as amended

10.14**	Office Lease, as amended, among Intellon Corporation, Intellon Canada Inc. and Lead Sky Enterprises Ltd.

10.15**	Loan and Security Agreement between Intellon Corporation and Silicon Valley Bank and the First Amendment thereto

10.16**	Third Amended and Restated Employment Agreement between Intellon Corporation and Charles E. Harris, dated as of September 27, 2007

10.17**	Amended and Restated Employment Agreement between Intellon Corporation and Rick E. Furtney, dated as of September 27, 2007

10.18**	Offer Letter Agreement between Intellon Corporation and Brian T. McGee, dated January 7, 2007
10.19**	Offer Letter Agreement between Intellon Corporation and William E. Earnshaw, dated July 5, 1994

10.20**	Offer Letter Agreement between Intellon Corporation and William P. Casby, dated August 13, 2004

Exhibit Number	Description

10.21**	Letter Agreement between Intellon Corporation and Bryan R. Carr, dated January 19, 2007

10.22**	Form of Severance Agreement

10.23†	Technology Collaboration and License Agreement, dated June 10, 2005

10.24**	Offer to Sublease between Intellon Corporation and PlateSpin Ltd., dated June 22, 2007 and Lease Agreement between PlateSpin Ltd. and Lead Sky Enterprises Limited, dated January 1, 2006

10.25**	Warrant to purchase 111,626 shares of Series B Preferred Stock, dated June 10, 2005

10.26**	Warrant to purchase 209,299 shares of Series B Preferred Stock, dated July 28, 2005

10.27**	HomePlug Powerline Alliance Contributor Associate’s Agreement, between Intellon Corporation and the HomePlug Powerline Alliance, Inc., effective September 30, 2005.

21.1**	List of Subsidiaries

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Proskauer Rose LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment
**	Previously filed
†	Confidential treatment requested